Form 10-K, Exhibit 13
period 1996-03-31
ENVIRONMENTAL ELEMENTS CORP
filed 1996-06-26
CIK 863893

EXHIBIT 13

                               1996 ANNUAL REPORT



                                    CUSTOMER
                                  SATISFACTION


                           [Inset photo appears here]




                    [Annual report cover photo appears here]



                                 ENVIRONMENTAL
                                      ELEMENTS
                                   CORPORATION

                                  Customer: n.
                      A person who buys goods or services,
                            esp. on a regular basis.

                                Satisfaction: n.
                  1. The fulfillment of a need or expectation.
                         2. A source of gratification.

                              [Photo appears here]








     Environmental Elements' Corporate Headquarters in Baltimore, Maryland



        Environmental Elements Corporation, a leading supplier of air pollution control systems for fifty years, began as a division of Koppers Company, Inc., was an independent private company from 1983 to 1990, and became a publicly held company in July 1990.

        Environmental Elements designs and supplies large-scale, custom-engineered equipment and systems which enable its customers to comply with regulations limiting particulate and gaseous emissions. The Company strives to develop and refine its technologies and to provide its customers with high quality, innovative, cost-effective products and services.

                               TABLE OF CONTENTS

      Financial Highlights                                                1
      Letter to Shareholders                                              2
      Management's Discussion and Analysis                                8
      Consolidated Financial Statements                                  12
      Management's Responsibility for Financial Statements               22
      Report of Independent Public Accountants                           22
      Selected Consolidated Financial Data                               23
      Investor Information, Board of Directors, and Senior Management    24
      Information and Customer Service                    Inside Back Cover




Certain of the statements included in this annual report are forward-looking statements. These statements involve risks and uncertainties that could cause the actual results to differ from those expressed in or implied by such statements. These factors include the loss of bookings, increased competition, changes in environmental regulations, and other factors. Information on factors that could affect the Company's financial results are set forth in the Company's filings with the Securities and Exchange Commission including the recently filed report on Form 10-K for the Company's fiscal year ended March 31, 1996.

                              Financial Highlights

for the years ended March 31,                                      1996                    1995                    1994
                                                                     (in thousands except per share and employee data)
   Continuing Operations

      Bookings.................................................. $  57,100             $   79,300               $  64,700

      Backlog...................................................    37,400                 41,500                  40,400



      Sales.....................................................    61,214                 77,923                  72,567

      Operating Loss............................................    (3,354)                (1,856)                 (6,892)

      Loss from Continuing Operations...........................    (3,855)                (2,068)                 (6,845)

      Net Income (Loss).........................................    (3,504)                    37                  (6,804)





   Per Share Data:

      Loss from Continuing Operations...........................     (0.56)                 (0.30)                  (0.99)

      Net Income (Loss).........................................     (0.51)                  0.01                   (0.98)



   Cash and Short-term Investments..............................      2,124                 6,563                  10,913

   Working Capital..............................................      3,848                 7,670                   8,864

   Stockholders' Investment..................................... $    9,851             $  13,333               $  13,139



   Current Ratio................................................       1.22                  1.28                    1.42

   Total Debt as a Percentage of Total Capital..................         22%                   23%                     20%

   Weighted Average Shares Outstanding..........................      6,880                 6,869                   6,912

   Ending Shares Outstanding....................................      6,902                 6,862                   6,832

   Number of Full-time Employees................................        156                   231                     256


    The 1996 Annual Meeting will be held at 9:00 a.m. on Friday, August 2, 1996 at the Company's headquarters building, 3700 Koppers Street, Baltimore, Maryland 21227. Please call us at 410-368-7340 if you need directions.

                                      ENVIRONMENTAL ELEMENTS CORPORATION     -1-

                             LETTER TO SHAREHOLDERS

Dear Fellow Shareholder:

   Fiscal 1996 was an important transition year for Environmental Elements Corporation. We completed a major restructuring and repositioning of our Company, paving the way for future solid growth and profitability -- which we expect to achieve by the current fiscal year's end. Although we reported an operating loss for the year, EEC's business posture strengthened considerably toward year end and has continued to improve. And, as highlighted on the cover of this Annual Report to Shareholders, underpinning our decisions about the future structure and direction of EEC has been our overriding commitment to extraordinary customer satisfaction. In this letter, we intend to share with you some of the highlights of last year, as well as some of the developments and trends which we believe will influence our Company this year and for the years to come.


Fiscal 1996 Highlights

   (bullet) Bookings and backlog rose sharply during the second half of last year. Bookings in the fourth quarter were at their highest level since the September 1994 quarter, and second half pulp and paper orders were at their highest level in more than two years.

   (bullet) Late in the year one of the first Clean Air Act Amendment mandated waste-to-energy plant air pollution control retrofits was awarded to EEC. At year end, our total of backlog and committed but not awarded projects was in excess of $60 million, the highest level in several years.

   (bullet) Our break-even level was driven to the lowest point in the Company's recent history, reflecting the significant restructuring of our organization which has been accomplished since late 1993.

   (bullet) We made major strides in the international arena, including the culmination of a license and joint venture arrangement with an established Chinese precipitator supplier.

   (bullet) Through continued focus on customer satisfaction, we solidified our number one market position in our segments of the air pollution control equipment industry.

   (bullet) We ended the year in solid financial condition, enabling us to pursue business opportunities as they arise.

   The year also saw a major realignment of duties at the top management level. In September, F. Bradford Smith was named Chairman of the Board of Directors and Richard E. Hug became Chairman Emeritus. Edward H. Verdery, who joined EEC in late 1993, was named President and Chief Executive Officer.

   Gregory R.  Carleton  joined EEC in July 1995 as Vice  President  of Business
Development. Mr. Carleton's recent experience is especially strong in aftermarket sales and marketing. In late March, F. Bradford Smith assumed the additional role of Chief Financial Officer on an interim basis. He held this role previously from 1983 through 1990. Shortly after year end, S. Michael Dunseith assumed overall operating responsibility for all EEC business units as Vice President of Operations. Mr. Dunseith, who has been with EEC for several years, has held positions of increasing responsibility, most recently as head of our successful Systems business. This team combines experience in our business, dedication to customer satisfaction, and a no-nonsense profit orientation.

- - -2-    ENVIRONMENTAL ELEMENTS CORPORATION

                                                          LETTER TO SHAREHOLDERS


Operational Overhaul Completed

   Our customers have been telling us that they want to look to a single source for help in managing their air pollution issues and in solving their air pollution problems. We have been listening. Following year end, we completed the long and difficult task of overhauling our operations into fully functional integrated business units -- EEC Teams -- each servicing specific market or customer groups. These Teams are Power, Industrial, Repair and Rebuild Projects, and Parts. On an operating basis -- before corporate overhead expense -- each of these units was profitable in fiscal 1996. The restructuring has resulted in better and more profitable order execution, a trend we expect will continue in the years ahead. Customer service has also been enhanced by our substantial investment in increased productivity through technology, people and systems over the past several years, and by the major restructuring efforts begun in late 1993, including the elimination of marginal and unprofitable businesses.


Operating Expenses Plummet

   Reflecting our initiatives since 1993, selling, general and administrative expenses are now running at a rate of less than $8 million per year, 40% or almost $5 million per year below 1993 levels. Our goal is to reduce these costs to 10% of revenue in order to make EEC profitable in virtually any market environment and to foster the Company's reputation as one of the air pollution control industry's lowest cost quality suppliers.

   In our most recent fiscal year, we continued to prune our overhead structure. As part of our response to our customers' desire for an integrated air pollution management solution source, we consolidated our Aftermarket operations in Jeffersonville, Indiana with our Baltimore headquarters, closing the Indiana facility which will be sold. We also merged certain divisions and eliminated our low-profit, direct-hire fabrication and construction businesses. Our aim is to concentrate the resources and efforts of a seamless organization on providing differentiated, value- added products, systems and services to our customers in a way which enhances customer satisfaction.


Results Impeded by Difficult Industry Conditions

   Our cost cutting efforts bore fruit in fiscal 1996. Our operating loss, prior to a large restructuring charge and before net interest expense, was up only fractionally from that of a year ago despite a 21% sales decline. The decline in sales to $61.2 million from $77.9 million in fiscal 1995 reflected extremely difficult industry conditions, particularly early in the year, caused by the absence of firm regulatory actions or guidance on environmental matters, and by unstable conditions in the power and the pulp and paper industries -- major markets for our products and services. After gains in the most recent year of $351,000, or $0.05 per share, from the sale of our waste-water treatment plant in mid 1995, and including the recent year's restructuring charge of $951,000, or $0.14 per share on an after-tax basis, the fiscal 1996 net loss after all adjustments was $3.5 million, compared to net income of $37,000 a year earlier, or $0.51 and $0.01 per share, respectively.

                                      ENVIRONMENTAL ELEMENTS CORPORATION     -3-

LETTER TO SHAREHOLDERS

   Our financial condition remains solid. Working capital at the end of last year was $3.8 million, of which more than half was cash or equivalents. We ended the year with no long-term debt and with stockholders' equity of $9.9 million, equal to $1.43 per share. Cash expected from the sale of our former aftermarket facility will enhance our liquidity and working capital positions.

Bookings and Backlog Surge at Year End

   Although bookings at $57.1 million for the year were down from the prior year's level, during the second half of fiscal 1996 they rose very significantly--over 80%--from year earlier levels. And, year-end backlog at $37.4 million against $41.5 million a year earlier, was up 28% from midyear. Importantly, this $37.4 million backlog represents a significantly greater portion of the volume we need to break even than has been the case at the beginning of any recent prior year, thus reducing somewhat our dependence on near-term market conditions. During the year we also received over $25 million in commitments which were still active and outstanding at year end. These commitments are not included in either bookings or backlog figures. Although we are keenly aware of the risks of our market, we are nonetheless cautiously optimistic regarding the current fiscal year.

Significant Orders Received

   A number of important orders were received during fiscal 1996, including:

   (bullet) Multiple contracts valued in excess of $4 million from Willamette Industries to furnish four electrostatic precipitators for that company's Hawesville and Bennettsville, Kentucky mills.

   (bullet) Multiple contracts valued at $7.5 million from Weyerhaeuser Corporation to engineer and deliver replacement precipitators at that company's Valiant, Oklahoma and Grande Prairie, Alberta, Canada mills.

   (bullet) A $5.3 million order from Carolina Power and Light to engineer and deliver a replacement precipitator for a 650 megawatt boiler at its Roxboro, North Carolina station. This is our third major order from CP&L in the last three years.

   (bullet) A $6 million order from Commonwealth Edison to engineer, deliver and erect a replacement precipitator for a 352 megawatt boiler at its Waukegan, Illinois station.

   (bullet) A $4.5 million commitment from Westinghouse to engineer and retrofit a rotary atomizer semi-dry scrubber for the Bay County, Florida waste-to-energy facility. This is one of the first contracts to be let as a result of the 1990 Clean Air Act Amendment requirements for the retrofitting of municipal waste incineration and waste-to-energy plants nationwide.

- - -4-     ENVIRONMENTAL ELEMENTS CORPORATION

                                                          LETTER TO SHAREHOLDERS

   Commitments received in fiscal 1996 included $11 million for a large waste-to-energy plant to be built in the Eastern U.S., and $14 million for our unique Circulating Dry Scrubber (CDS(registration symbol)) flue gas desulfurization system for an independent power plant to be built in Puerto Rico. Introduced in this country by EEC in 1991, the CDS(R) has special application in power generation. During late fiscal 1995 and in fiscal 1996 the first two units utilizing this unique technology were successfully started up.


Commitment to Research and Development Strengthened

   In fiscal 1996, we further strengthened our commitment to research and development. Our research teams have consistently produced product improvements which have developed and maintained EEC's reputation as the technical leader in the U.S. air pollution control field.

   During fiscal 1996, we began commercial testing of a potentially significant product modification which could have broad applications and which could significantly increase the collecting efficiency of present and future precipitators at a lower cost to the customer. Preliminary qualitative results are encouraging, and quantitative testing of a full-size industrial installation will begin in the first quarter of this fiscal year. While this technology may not be ready for full-scale commercialization for two or more years, other large customers have expressed strong interest in specialty full-scale demonstrations, and we expect to begin another full-size industrial demonstration project soon.


Expansion into International Markets Continued

   We remain steadfast in our belief that the international markets represent a major opportunity for EEC. Over the past year, we have made important headway abroad.

   In November 1995, we established a joint venture and licensing arrangement with Bengbu Environmental Protection Equipment Factory, a Chinese manufacturer of electrostatic precipitators for the power and cement industries. EEC has licensed certain technologies to Bengbu, which is based in Anhui Province, China, a country of strategic importance due to its tremendous need for coal-fired electric generating capacity. The joint venture Company will produce EEC designed precipitator parts for customers in that country and will export components to EEC. In February 1996, our Chinese licensee/joint venture partner received its first contract utilizing EEC technology, covering the supply of material and engineering for an electrostatic precipitator to be installed at the 125 megawatt Sudong Power Plant in Anhui Province.

   In addition to enabling Bengbu to provide state-of-the-art air pollution technology to locally funded power plant projects, our China-based license and joint venture arrangements will enable us to better serve our international power project developer and other Pacific Rim customers.

   During the year, we also received our second direct contract in Poland. In addition, we collaborated with a potential Polish partner on a number of proposals and other marketing and technology matters which we expect may bear fruit in the current year and beyond.

                                      ENVIRONMENTAL ELEMENTS CORPORATION     -5-

LETTER TO SHAREHOLDERS

   We will continue to aggressively pursue business opportunities in other parts of Asia and in Central Europe. As we grow EEC's international business, our standard procedure should mirror that of our Chinese venture. We will form partnerships or joint venture alliances with local companies, swapping our technology for an equity interest in the venture and a license revenue stream. This strategy permits our international partners to best serve their local customers, provides EEC an on-the-ground presence from which to better serve our international customers, and also provides EEC maximum leverage on its valuable technology base at acceptable risk and cost.

Aftermarket Strategy Refined

   In early fiscal 1997, we completed the reorganization and repositioning of our Aftermarket activities as two business units and profit centers--Repair and Rebuild Projects, and Parts. This portion of our business represents a significant growth opportunity for EEC and is now more closely aligned with our traditional Systems business. The realignment should maximize our penetration in this challenging market environment.

   Because of the extreme conditions under which air pollution control systems operate, the maintenance, repair and rebuilding of these systems must be an ongoing process, and should generate continuing demand for the Company's services and parts. Aftermarket Repair and Rebuild Projects and Parts sales, which represented less than 20% of EEC's overall revenue in the latest fiscal year, are expected to grow at a 15% or better annual pace through the end of this decade.

   Our optimism is based on the fact that today we are by far the largest supplier of particulate air pollution control equipment to the power and to the pulp and paper industries, and yet we are servicing only a fraction of our own installed equipment base. We believe that EEC's dominant position, solid reputation and strong relationship with original equipment customers give us important leverage in the Aftermarket arena. Additionally, our growing installed base of gaseous air pollution control systems provides another specialized aftermarket customer need which we are well positioned to fill.

   In another related move, we are pursuing a number of multi-year, full-service contracts, whereby EEC would supply not only complete air pollution control equipment inspection, service, and maintenance requirements of our customers, but would also fill their new and replacement equipment needs at regularly scheduled intervals. Increasingly, our customers are exploring the outsourcing of their equipment service and maintenance needs to a limited number of reputable providers, thus enabling them to concentrate on what they do best. Our integrated full-service capabilities, our reputation for quality service, and our dedication to customer satisfaction position us particularly well to responsively address this emerging customer need.

   These strategies will lead EEC beyond the area of air pollution control and mandate that we add products and services that are related to what we do, but tied to our strength--our relationship with our customers--thereby broadening our sales base and making us less dependent on only the U.S. air pollution control equipment market.

- - -6-     ENVIRONMENTAL ELEMENTS CORPORATION

                                                          LETTER TO SHAREHOLDERS

Outlook

   While we cannot predict the timing, we believe the domestic market for our products and services will rebound if for no other reason than that much of the air pollution equipment now in place is at the end of its life cycle and must be replaced. Based on industry input and our customer contacts, we believe that a positive shift in buying patterns for new air pollution control equipment to replace outmoded or underperforming units may occur toward the end of this fiscal year. In fact, since last fall we have experienced a gradual, albeit modest, pickup in orders. If this positive trend continues, EEC will soon cross the break-even threshold to profitability. Firm regulatory action or even guidance, delayed for so long, could come at any time and would provide further impetus to this year's results. Because of our reduced overheads and flexible team alignment, when sales do pick up, profits should expand rapidly.

EEC's Dimensions Extended Significantly

   Today, EEC is a radically different Company than it was only a few years ago. We have a new, restructured management team. We have completely repositioned the Company. Our customers are now served by dedicated teams of specialists who can offer them the wide range of products and services they have told us they need. We have a new vision: To become a world-class provider of solutions built on our strength as a supplier of original equipment.

   On behalf of all members of the EEC management team and its directors, we encourage you to attend the annual meeting on August 2, 1996, when we will review the events of fiscal 1996 and the Company's outlook.



   Sincerely,


   /s/ E. H. Verdery                        /s/ F. B. Smith
   E. H. Verdery                            F. B. Smith
   President and                            Chairman of the Board and
   Chief Executive Officer                  Chief Financial Officer


   June, 1996

                                      ENVIRONMENTAL ELEMENTS CORPORATION     -7-

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
General

   The Company designs and supplies systems and equipment and provides aftermarket products and services that enable its customers to comply with regulations limiting particulate and gaseous emissions. The Company generally is contractually responsible for all phases of design, fabrication and, if included in the scope of the Company's contract, field construction of its equipment and systems. The Company faces substantial competition in each of its principal markets. Substantially all contracts for the Company's systems are awarded through competitive bidding, and are undertaken on a fixed-price basis. Like others in its industry, the Company relies on outside suppliers, manufacturers, and fabricators to supply parts and components in accordance with the Company's designs and specifications. When the Company's scope of work includes installation of equipment, the Company selects and supervises subcontractors for this work. The Company's successful completion of its contractual obligations is usually determined by performance testing of its systems.

   Information pertaining to continuing operations in the Company's consolidated financial statements reflects the activities of its air pollution control business. Information relating to discontinued operations is discussed in Note 2 of "Notes to Consolidated Financial Statements."

Bookings and Backlog

    Bookings represent work for which the Company has entered into a signed agreement or has received a notice to proceed. Bookings during fiscal 1996 were $57.1 million, a 28% decrease from fiscal 1995 bookings. It is the Company's opinion that current effects of uncertainty created by regulatory rule making have been significant factors contributing to the reduction of orders in fiscal 1996. Bookings increased significantly in the second half of the latest fiscal year.

   The Company expects that about 70% of the March 31, 1996 backlog will be executed during its next fiscal year. Due to timing effects of bookings, differences in project gross margins, and varying lengths of time required to perform contracts (typically 12-36 months), annual bookings activity and backlog levels at period end are not necessarily predictive of future operating results.

Sales and Income

   The following table sets forth the amounts and percentage relationships to sales of selected items in the Company's consolidated statements of operations for the periods indicated:

for the years ended March 31,                            1996        1995        1994       1996       1995       1994
                                                                 (in millions)              (percentage of net sales)
Sales.................................................. $61.2       $77.9       $72.6      100.0%     100.0%     100.0%
Cost of Sales..........................................  54.6        69.1        66.0       89.2       88.7       90.9
Gross profit...........................................   6.6         8.8         6.6       10.8       11.3        9.1
Selling, general and administrative expense............   9.0        10.7        11.7       14.7       13.7       16.1
Restructuring charge...................................   1.0        --           1.8        1.7       --          2.5
Operating income (loss)................................  (3.4)       (1.9)       (6.9)      (5.6)      (2.4)      (9.5)
Interest and other income, net.........................  (0.5)       (0.2)        0.1       (0.8)      (0.3)       0.1
Continuing operations pre-tax income (loss)............ $(3.9)      $(2.1)      $(6.8)      (6.4)%     (2.7)%     (9.4)%

- - -8-     ENVIRONMENTAL ELEMENTS CORPORATION

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

Fiscal 1996 Compared to Fiscal 1995

   Fiscal 1996 sales decreased 21% or $16.7 million to $61.2 million from $77.9 million the year before. The decrease in sales reflects contract booking activity, mix, and job progress. Lower than expected available orders in the air pollution control marketplace has resulted in reduced bookings and a resultant decrease in sales. Overcapacity in the industry has produced significant pricing pressure which has affected profitability in both years.

   Cost of sales decreased 21% or $14.5 million to $54.6 million from $69.1 million. Cost of sales increased as a percentage of sales to 89.2% from 88.7% primarily as a result of direct hire construction cost overruns. During the second half of the year, the Company exited its direct hire construction activities.

   Selling, general and administrative expenses decreased 16% or $1.7 million to $9.0 million from $10.7 million. Cost reductions from restructuring actions taken during the prior fiscal year, together with further restructuring and other cost reductions during the current fiscal year were the primary factors in the decrease. Selling, general and administrative expenses, as a percentage of sales, increased to 14.7% from 13.7% because sales decreased by a greater percentage than SG&A. SG&A expenses at the end of fiscal 1996 were running at a rate of approximately 60% of SG&A levels four years earlier.

   The Company has taken a series of actions during fiscal years 1994 through 1996 to realign its organization to better serve its markets and reduce costs and expenses. The actions included reorganization of its original equipment systems and aftermarket businesses and a significant reduction in work force. The Company recorded charges of $1.8 million in fiscal year 1994 and $951,000 in fiscal year 1996 representing the cost of these actions. These charges represented primarily cash expenditures, most of which had been paid by the end of fiscal 1996. (See Note 7 of "Notes to Consolidated Financial Statements.")

   Interest and other expense, net, increased $322,000. The increase was primarily due to a decrease in interest income on the Company's investment portfolio as a result of lower interest rates and a decrease in cash available for investment.

   The gain on disposal of discontinued operations decreased to $351,000 from $2.1 million. Both amounts reflect primarily the gain on sale of the Company's Water Treatment Privatization Project, sold in fiscal 1995. No further material income or expense is expected from this transaction.


Fiscal 1995 Compared to Fiscal 1994

   Fiscal 1995 sales increased 7% or $5.3 million to $77.9 million from $72.6 million in fiscal 1994. The increase in sales reflects contract booking activity, mix, and job progress.

   Cost of sales increased 5% or $3.2 million to $69.1 million from $65.9 million. Cost of sales decreased as a percentage of sales to 88.7% from 90.9% primarily as a result of better execution margins, and cost of sales in fiscal 1994 being affected by unutilized capacity, costs of litigation and settlement associated with a subcontractor claim, and costs of technology transfer and market entry for the Company's first two circulating dry scrubber projects.

   Selling, general and administrative expenses decreased 9% or $1.0 million to $10.7 million from $11.7 million. Cost reductions from restructuring actions taken during the prior fiscal year was the primary factor in the decrease, offset for the most part by increases in certain expenses in the aftermarket business and higher levels of spending in research and development. Selling, general and administrative expenses as a percentage of sales decreased to 13.7% from 16.1% as a result of the decrease in expenses and increase in sales.

                                      ENVIRONMENTAL ELEMENTS CORPORATION     -9-

MANAGEMENT'S DISCUSSION AND ANALYSIS

   Interest and other expense, net, increased $283,000. The increase was primarily due to a decrease in interest income on the Company's investment portfolio as a result of a decrease in cash available for investment.

   The gain on disposal of discontinued operations increased to $2.1 million from $41,000. The increase reflects the gain on sale of the Company's Water Treatment Privatization Project.


Liquidity and Capital Resources

   Cash and short-term investments decreased $4.4 million during fiscal 1996. This was principally due to the Company's $3.4 million operating loss. Historically, the Company has required minimal investment in operating working capital.

   Despite negative cash flows during the past three years, the Company had liquid working capital and financial positions as of March 31, 1996. Since the initial public offering in July 1990, the Company has not been dependent on bank financing. The Company's contracts typically provide for progress payments based upon the achievement of performance milestones or actual monthly job progress. In addition, contracts often provide that customers retain a portion of the contract price until the achievement of performance guarantees has been demonstrated. The Company seeks to manage project cash flows in its payment terms negotiations with customers and suppliers, and in adherence to project budgets and schedules.

   Because the Company's business is not capital intensive, the Company has not traditionally experienced significant capital expenditures. During fiscal 1996, total purchases of property and equipment were $0.9 million compared to $2.0 million in fiscal 1995 and $2.4 million in fiscal 1994. Most of the fiscal 1996 capital expenditures were for increased productivity and for renovation of building space leased to tenants. Fiscal 1995 purchases of property and equipment were primarily for increased productivity and for reorganizing and upgrading offices. During fiscal 1995, the Company acquired the assets of Field Service Associates, Inc., at a cost of $0.3 million to expand its aftermarket business. The Company anticipates capital expenditures of less than $1 million during fiscal 1997, of which approximately $0.1 million was committed as of March 31, 1996. Funds will be provided from operations, cash and short-term investments, and the sale of the Company's former aftermarket facility.

   Although the Company experienced an operating loss during the year ended March 31, 1996, the Company believes that its operating trends are improving. However, there can be no assurance that such improved trends will materialize or continue. If the Company were not able to sustain a trend of improved operating results, operating losses could continue to adversely affect the Company's liquidity and capital resource positions. Under those circumstances, the Company believes that its current liquidity and capital resources, i.e. those currently available and those which could be obtained, would be adequate to maintain its ongoing business during at least the next two fiscal years. In addition to the Company's liquidity and capital resource positions, the Company believes that it has the potential to generate cash flows through a number of alternatives which include utilizing certain fixed asset financing options and the ability to further reduce operating costs. As a result of its recent investments to upgrade its infrastructure, the Company has the flexibility to minimize or delay additional capital expenditures for the foreseeable future.

   The Company believes that under certain circumstances increased bookings may require the Company to seek external financing to provide temporary liquidity support. In such event, the Company would expect to obtain such financing either from its existing bank credit facility or other sources which the Company believes would be available.

- - -10-     ENVIRONMENTAL ELEMENTS CORPORATION

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

Dividends

   The Board of Directors did not declare a dividend during fiscal 1996 due to the Company's operating results. Any future determination as to the payment of dividends on common stock will depend on future profitability and capital requirements of the Company and/or on such other factors as the Board of Directors may consider. The Company intends to retain most of its future earnings to finance growth and development of its business.

                                     ENVIRONMENTAL ELEMENTS CORPORATION     -11-

                     CONSOLIDATED STATEMENTS OF OPERATIONS

 for the years ended March 31,                           1996                1995              1994
 Sales........................................... $     61,214,000  $     77,923,000  $     72,567,000
 Cost of sales...................................       54,593,000        69,100,000        65,946,000
         Gross Profit............................        6,621,000         8,823,000         6,621,000

 Selling, general and administrative expenses....        9,024,000        10,679,000        11,698,000
 Restructuring charge............................          951,000                --         1,815,000
                                                         9,975,000        10,679,000        13,513,000
         Operating  Loss.........................       (3,354,000)       (1,856,000)       (6,892,000)

 Interest and other expense, net.................         (501,000)         (179,000)          104,000
          Loss from Continuing Operations
           before Income Taxes..................        (3,855,000)       (2,035,000)       (6,788,000)
 Provision for income taxes......................               --            33,000            57,000
          Loss from Continuing Operations........       (3,855,000)       (2,068,000)       (6,845,000)

 Gain on disposal of discontinued operations, net          351,000         2,105,000            41,000

         Net Income ( Loss)...................... $     (3,504,000)  $        37,000  $     (6,804,000)

 Per share of common stock and common stock equivalents:
     Loss from continuing operations............. $          (0.56)  $         (0.30) $          (0.99)
     Income from discontinued operations.........             0.05   $          0.31  $           0.01
     Net  Income (Loss).......................... $          (0.51)  $          0.01  $          (0.98)

 The accompanying notes are an integral part of these statements.

- - -12-     ENVIRONMENTAL ELEMENTS CORPORATION

                          CONSOLIDATED BALANCE SHEETS

 as of March 31,                                                       1996             1995
 ASSETS
 Current assets:
     Cash and cash equivalents..................................... $  2,124,000    $  3,748,000
     Short-term investments........................................           --       2,815,000
     Accounts and retainage receivable, net of allowance for
       doubtful accounts of $296,000 and $250,000 in 1996 and
       1995, respectively                                             10,027,000      18,455,000
     Unbilled contract costs and fees..............................    4,825,000       6,769,000
     Inventories...................................................    2,032,000       2,234,000
     Prepaid expenses and other current assets.....................    2,011,000       1,256,000
     Net current assets of discontinued operations.................       64,000          68,000
         Total Current Assets......................................   21,083,000      35,345,000

 Property and equipment:
     Capital lease, building and improvements......................    8,269,000       7,772,000
     Machinery, equipment, furniture and fixtures..................    6,527,000       6,123,000
                                                                      14,796,000      13,895,000
     Less--Accumulated depreciation and amortization..............     6,092,000       4,884,000
         Property and equipment, net...............................    8,704,000       9,011,000
 Other assets......................................................      392,000         878,000
         Total Assets.............................................. $ 30,179,000    $ 45,234,000

 LIABILITIES AND STOCKHOLDERS' INVESTMENT
 Current liabilities:
     Notes payable.................................................$          --    $    865,000
     Accounts payable..............................................   12,186,000      19,218,000
     Billings in excess of contract costs and fees.................    2,391,000       1,713,000
     Accrued payroll and related expenses..........................      675,000       1,136,000
     Accrued and other current liabilities.........................    1,883,000       4,643,000
     Deferred taxes................................................      100,000         100,000
         Total Current Liabilities.................................   17,235,000      27,675,000
 Long-term capital lease obligation................................    2,662,000       2,858,000
 Deferred taxes....................................................      100,000         100,000
 Other non-current liabilities.....................................      176,000       1,085,000
 Net long-term liabilities of discontinued operations..............      155,000         183,000
 Commitments and contingencies
         Total Liabilities.........................................   20,328,000      31,901,000
 Stockholders' investment:
     Common stock, par value $.01 per share, 6,920,224 shares issued      69,000          69,000
     Paid-in capital...............................................   27,763,000      27,763,000
     Cumulative translation adjustment.............................     (136,000)        (71,000)
     Retained deficit  ............................................  (17,738,000)    (14,134,000)
     Treasury stock, 17,902 and 58,018 shares held in 1996 and 1995,
      respectively.................................................     (107,000)       (294,000)
         Total Stockholders' Investment............................    9,851,000      13,333,000

         Total Liabilities and Stockholders' Investment............ $ 30,179,000    $ 45,234,000

The accompanying notes are an integral part of these statements.

                                     ENVIRONMENTAL ELEMENTS CORPORATION     -13-

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended March 31,                                                     1996            1995           1994
Cash flows from operating activities:
    Net income (loss)...................................................    $  (3,504,000)   $    37,000   $  (6,804,000)
    Non-cash items:
        Depreciation and amortization...................................        1,242,000        969,000         900,000
        Gain on disposal of discontinued operations,
           net of provision for income taxes............................         (351,000)    (2,105,000)        (41,000)
        Deferred tax benefit  ..........................................                        (100,000)             --
        Stock contributions to savings plan.............................           87,000        108,000         136,000
    (Increase) decrease in accounts and retainages receivable, net......        8,428,000     (6,757,000)      4,845,000
    (Increase) decrease  in unbilled contract costs and fees............        1,944,000     (3,234,000)      5,217,000
    (Increase) decrease  in inventories.................................          202,000         78,000        (368,000)
    (Increase) decrease in prepaid expenses and other current assets....         (755,000)         8,000        (198,000)
    Increase (decrease) in accounts payable.............................       (7,032,000)     7,110,000      (5,442,000)
    Increase (decrease) in billings in excess of contract costs and fees          678,000     (1,494,000)     (1,732,000)
    Increase (decrease) in accrued payroll and related expenses.........         (461,000)       210,000        (163,000)
    Increase (decrease) in accrued and other current liabilities........       (2,760,000)      (425,000)        256,000
    (Increase) decrease in net assets of discontinued operations........          (24,000)      (682,000)        158,000
    Increase (decrease) in other non-current liabilities................         (425,000)      (278,000)       (103,000)
          Net Cash Flows Used in Operating Activities...................       (2,731,000)    (6,555,000)     (3,339,000)

Cash flows from investing activities:
    Proceeds from short-term investments................................        2,815,000      3,437,000       3,128,000
    Purchases of property and equipment.................................         (901,000)    (1,984,000)     (2,368,000)
    Disposals of property and equipment, net............................               --        200,000         353,000
    Proceeds from disposal of discontinued operations...................          351,000      3,287,000              --
    (Increase) decrease in other assets.................................          (32,000)       (33,000)        100,000
          Net Cash Flows Provided by Investing Activities...............        2,233,000      4,907,000       1,213,000

Cash flows from financing activities:
    Increase (decrease)  in borowings under line of credit..............         (865,000)       865,000              --
    Issuance of common stock............................................               --             --          29,000
    Payments under capital lease obligation.............................         (196,000)      (179,000)       (164,000)
    Change in cumulative translation adjustment.........................          (65,000)        49,000           9,000
    Purchase of treasury stock..........................................               --             --        (507,000)
          Net Cash Flows (Used in) Provided by Financing Activities ....       (1,126,000)       735,000        (633,000)

          Net Decrease in Cash and Cash Equivalents.....................       (1,624,000)      (913,000)     (2,759,000)

Cash and Cash Equivalents, beginning of year............................        3,748,000      4,661,000       7,420,000
Cash and Cash Equivalents, end of year..................................      $ 2,124,000    $ 3,748,000     $ 4,661,000

The accompanying notes are an integral part of these statements.

- - -14-     ENVIRONMENTAL ELEMENTS CORPORATION

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

                                                                              Cumulative       Retained
                                   Common       Treasury       Paid-in        Translation      Earnings
Changes in Amounts                 Stock         Stock         Capital        Adjustment       (Deficit)       Total
Balance, March 31, 1993          $ 69,000       $     --     $27,647,000     $  (129,000)    $(7,311,000)   $20,276,000
Net loss.................              --             --              --              --      (6,804,000)    (6,804,000)
Purchase of treasury stock             --       (507,000)             --              --              --       (507,000)
Issuance of common stock under
   employee savings plan from:
       common stock......              --             --          87,000              --              --         87,000
       treasury..........              --         62,000              --              --         (13,000)        49,000
Issuance of common stock
  under stock option plan              --             --          29,000              --              --         29,000
Translation adjustment...              --             --              --           9,000              --          9,000

Balance, March 31, 1994            69,000       (445,000)     27,763,000        (120,000)    (14,128,000)    13,139,000
Net income...............              --             --              --              --          37,000         37,000
Issuance of common stock from
 treasury under employee
 savings plan                          --        151,000              --              --         (43,000)       108,000
Translation adjustment...              --             --              --          49,000              --         49,000

Balance, March 31, 1995            69,000       (294,000)     27,763,000         (71,000)    (14,134,000)    13,333,000
Net loss.................              --             --              --              --      (3,504,000)    (3,504,000)
Issuance of common stock from
 treasury under employee
 savings plan                          --        187,000              --              --        (100,000)        87,000
Translation adjustment...              --             --              --         (65,000)             --        (65,000)

Balance, March 31, 1996          $ 69,000      $(107,000)    $27,763,000       $(136,000)   $(17,738,000)    $9,851,000)

Changes in Common Shares

Balance, March 31, 1993                                6,892,044
Issuance of common stock under
 employee savings plan (12,142 from treasury)........     30,322
Issuance of common stock under
 stock option plan...................................     10,000
Purchase of treasury shares..........................   (100,000)

Balance, March 31, 1994                                6,832,366
Issuance of common stock from treasury
 under employee savings plan.........................     29,840

Balance, March 31, 1995                                6,862,206
Issuance of common stock from treasury
 under employee savings plan.........................     40,116

Balance, March 31, 1996                                6,902,322

The accompanying notes are an integral part of these statements.

                                     ENVIRONMENTAL ELEMENTS CORPORATION     -15-

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1
Summary of Significant Accounting Policies


   Consolidation
   The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


   Cash and Cash Equivalents
   Cash equivalents consist primarily of investments in short-term, highly liquid securities having an original maturity of three months or less at the time of acquisition. Cash and cash equivalents are stated at cost plus accrued interest, which approximates market value. As of March 31, 1996 and 1995, $571,000 and $268,000, respectively, of repurchase agreements were included in this caption.


   Short-Term Investments
   Short-term investments consist primarily of investment grade securities which can be readily purchased or sold using established markets. Short-term investments are stated at cost, adjusted for discount and amortization plus accrued interest which approximates market value.


   Accounts and Retainages Receivable
   As of March 31, 1996 and 1995, accounts and retainages receivable, net of allowance for doubtful accounts, include current accounts receivable of $7,788,000 and $16,052,000, respectively, and retainages of $2,239,000 and $2,403,000, respectively. Retainages as of March 31, 1996 include approximately $2,007,000 in amounts which become due in fiscal 1997, based on applicable contract terms.


   Long-Term Contracts
   The Company records sales from long-term contracts using the percentage-of-completion method. Under this method, the Company recognizes as sales that portion of the total contract price which the cost of work completed bears to the estimated total cost of the work covered by the contract. Because contracts may extend over more than one fiscal period, revisions of cost and profit estimates are made periodically and are reflected in the accounting period in which they are determined. If the estimate of total costs on a contract indicates a loss, the total anticipated loss is recognized immediately.

   Unbilled contract costs and fees represent sales recognized in excess of amounts billed. All unbilled contract costs and fees are expected to be collected in fiscal 1997. Billings in excess of contract costs and fees represent billings in excess of sales recognized.

   The Company provides for warranty expenses on contracts based on estimates which take into account historical experience. Warranty expenses are included in cost of sales and in accrued liabilities, respectively, in the accompanying consolidated financial statements.


   Inventories
   Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories consist principally of purchased parts held for use in contracts and as spare parts.


   Property and Equipment
   Major improvements are capitalized at cost, while replacements and maintenance and repairs which do not improve or extend the life of the affected assets are charged to expense as incurred. Depreciation and amortization of property and equipment is computed on the straight-line method over estimated useful lives of three to forty years by major asset class.

- - -16-     ENVIRONMENTAL ELEMENTS CORPORATION

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   Income Taxes
   The Company provides for income taxes using the liability method pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." Deferred income taxes are provided for temporary differences arising between the tax basis of assets and liabilities and their respective book basis as reported in the financial statements. Because the Company has operated at a loss during two of the past three years, income taxes are not material.


   Per Share Data
   Per share data has been presented on a fully diluted basis and is based upon the weighted average number of shares of common stock outstanding during each year. Primary per share data for each of the three years ended March 31, 1996, 1995 and 1994 was equal to fully diluted income per share data.

   The average number of shares used in the computations of per share data for each of the years ended March 31, 1996, 1995 and 1994 totaled 6,880,000, 6,869,000, and 6,912,000, respectively.

Note 2
Discontinued Operations
   Prior to fiscal year 1990, the Company adopted plans to dispose of the Sound Control Systems division (SCS) and the Water Treatment Privatization Project (the Project). As a result, the accompanying consolidated financial statements include only the Company's Air Pollution Control Systems business in continuing operations.

   The Company has completed its final SCS contract and, except for final contract closeout, all SCS activities have ceased.

   During fiscal year 1995, the Company sold its Water Treatment Privatization Project. The Company retains certain operating responsibilities and contingent liabilities until final turnover of the plant. During fiscal 1996, the Company received an additional payment of $351,000 in connection with this sale. The 1995 gain on the transaction and the 1996 additional payment have been recorded in the "Gain on disposal of discontinued operations" caption in the Consolidated Statements of Operations. No further material payments are expected in connection with this transaction.

Note 3
Credit Facility
   As of March 31, 1996, the Company and its subsidiaries had a bank credit facility, secured by the assets of the Company, providing for revolving line of credit borrowings and letters of credit issuances of up to $7,000,000, with interest charges at the bank's prime rate plus 1/2% (8.75% at March 31, 1996). At March 31, 1996, no borrowings were outstanding under this facility, and a total of $2,000,000 of letters of credit were outstanding. The credit facility expires on December 1, 1997.

   During fiscal years 1996, 1995, and 1994, the maximum borrowings under lines of credit totaled $4,365,000, $3,020,000, and $920,000, respectively. Average borrowings during such years were $1,363,000, $898,000, and $32,000, and the weighted average interest rates on such borrowings were 9.0%, 7.7%, and 6.0% in fiscal years 1996, 1995 and 1994, respectively.

Note 4
Income Taxes
   As of March 31, 1996, the Company had available, for Federal tax purposes, estimated net operating loss carryforwards of approximately $16,830,000 to offset future taxable income. The carryforwards will expire between 2008 and 2010. As of March 31, 1996, the Company also had an alternative minimum tax credit carryforward of approximately $498,000 which has no expiration date. As of March 31,1996 and 1995, the Company had alternative minimum tax net operating loss carryforwards of approximately $16,650,000 and $10,280,000 respectively.

   The provisions for income taxes included in results from continuing operations as well as provisions in the amount of $100,000 in 1995 included in the gain from disposition of discontinued operations, are primarily related to current state income taxes.

                                     ENVIRONMENTAL ELEMENTS CORPORATION     -17-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   The reconciliation of the provision for income taxes computed at statutory rates to the provision for income taxes provided on loss from continuing operations consists primarily of a valuation reserve equal to Federal taxes at the statutory rate, since the recovery of tax loss carryforwards is dependent on profitable future operations. Other reconciling items are not material.

   The significant components of the deferred tax asset (liability), stated by source of the difference between financial accounting and tax basis as of March 31, 1996 and 1995 are as follows:

   Deferred income tax assets (liabilities):

================================================================================
                                                         1996         1995
================================================================================
   Operating loss carryforward and tax credits ....$ 6,988,000     $ 4,531,000
   Reserves, accrued liabilities and other.........  1,060,000       2,456,000
   Valuation allowance............................. (7,712,000)     (6,618,000)
   Property, plant, equipment and other............   (536,000)       (569,000)
        Net deferred income tax liability..........$  (200,000)    $  (200,000)

Note 5
Employee Benefit Plans


   Pension Plan
   The Company maintains a defined benefit pension plan covering the majority of employees. Contributions to the plan are based on the actuarially determined costs thereof, and the Company's funding policy has been to contribute an amount at least sufficient to meet the funding standards under the Employee Retirement Income Security Act of 1974. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

   Pension expense for the years ended March 31, 1996, 1995, and 1994 consisted of:

================================================================================
                                          1996          1995           1994
================================================================================
   Service .............................$ 322,000     $ 494,000      $ 546,000
   Net amortization and deferral........  120,000      (543,000)      (244,000)
   Interest cost........................  620,000       527,000        517,000
   Actual return on assets.............. (722,000)      (21,000)      (253,000)
        Net pension expense.............$ 340,000     $ 457,000      $ 566,000


   The funded status of the Plan as of the most recent actuarial valuations was:

=================================================================================================================
                                                                                       12/31/95        12/31/94
=================================================================================================================
   Actuarial present value of benefit obligations:
      Accumulated benefit obligation, including vested benefits of $7,657,000
         and $6,466,000 in 1996 and 1995, respectively..............................  $7,817,000      $6,989,000
   Projected benefit obligation for service rendered to date........................  $8,149,000      $7,449,000
   Plan assets, consisting primarily of fixed income investments, at fair value.....   7,884,000       6,818,000
      Projected benefit obligation in excess of plan assets.........................    (265,000)       (631,000)
   Unrecognized net loss from past experience different from that assumed and.......
      changes in assumptions........................................................     623,000         621,000
   Prior service cost not yet recognized in net periodic pension cost...............     358,000         405,000
   Unrecognized net asset at transition.............................................     (23,000)        (82,000)
      Prepaid pension cost..........................................................  $  693,000      $  313,000

- - -18-    ENVIRONMENTAL ELEMENTS CORPORATION

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   For purposes of determining the actuarial present value of the projected benefit obligation, weighted average discount rates of 8.1% and 8.5% in 1996 and 1995, respectively, were used. Rates of increase in future compensation levels between 3.5% and 6.5%, and an 8% expected long-term rate of return on plan assets were assumed.


   Savings Plan
   The Company's Retirement Savings Plan (the "Savings Plan") is qualified under sections 401(a) and 401(k) of the Internal Revenue Code. All employees of the Company are eligible to participate in the Savings Plan upon completion of six months of employment. Under the Savings Plan's salary deferral provisions, participating employees may elect to defer specified portions of their compensation. Elective contributions made by employees are fully vested at all times. The Company makes matching contributions in the form of shares of common stock at the rate of 50% of the first 3% of each participant's compensation for each calendar year. Employees fully vest in Company contributions after the completion of five years of service. Contributions by the Company were $87,000, $107,000, and $136,000 in 1996, 1995, and 1994, respectively.


   Stock Option Plan
   The Company's Stock Option plan authorizes the granting to employees of options to purchase up to an aggregate of 650,000 shares of common stock at prices not less than fair market value at the date of grant. Options may not be exercised during the first year after grant, and generally thereafter 20% of the options granted become exercisable on each of the first through fifth anniversaries of grant. Options granted expire between five and ten years from the date of grant. As of March 31, 1996, the average exercise price for outstanding options was $4.68 per share and expiration dates ranged from December 21, 1999 to July 31, 2005. The options price range per share is $2.63 to $17.00.

   Changes in outstanding stock options during the year were:

================================================================================
                                         1996            1995           1994
================================================================================
   Outstanding March 31, ...........   465,000         396,000        260,000
      Granted.......................    83,000         102,000        146,000
      Exercised.....................     --              --           (10,000)
      Cancelled.....................   (33,000)       (33,000)          --
   Outstanding March 31, ...........   515,000         465,000        396,000

   There were options for a total of 269,000 shares exercisable as of March 31, 1996 at an average price of $4.72 per share.

Note 6
Commitments and Contingencies


   Commitments
   The principal office facilities of the Company and its subsidiaries are occupied under a lease expiring in January 2002, with bargain renewal periods extending to January 2037. The lease has been capitalized using an 8.9% interest rate. Principal and interest on this lease commitment are being amortized using the effective-interest method.

   Future payments under the office building lease are $445,000 per year through 2002, and total, with bargain renewal options, $7,739,000. Of this amount, $4,882,000 represents imputed interest and the balance of $2,857,000 as of March 31, 1996 is included in the consolidated financial statements as a current liability ($195,000) and a long-term capital lease obligation ($2,662,000).

   The Company and certain subsidiaries use office facilities and equipment under operating leases. Rent expense for the years ended March 31,1996,1995, and 1994 totaled $155,000, $146,000, and $133,000, respectively.

                                     ENVIRONMENTAL ELEMENTS CORPORATION     -19-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   Litigation
   The Company is, from time to time, a party to various legal actions arising in the ordinary course of its business, some of which may involve claims for substantial sums. In management's opinion, the resolution of these matters will not have a material adverse effect on the Company's financial position.


   Post-Employment Benefits
   The Company provides limited health care and life insurance benefits for certain employees upon retirement. In addition, employees terminated in connection with the elimination of manufacturing operations in prior years were eligible to receive certain health care and life insurance benefits upon termination. These benefit plans are not funded.

   The Company has determined that the total liability for post-retirement and post-termination health care and life insurance benefits at March 31, 1996, 1995, and 1994 was $211,000, $594,000, and $999,000, respectively. The accrual is determined by application of the terms of the current benefit plans, effects of Medicare for eligible employees, relevant actuarial assumptions and health-care cost trend rates projected at an annual rate of 8%. A 1% increase in the annual trend rate would increase the accumulated post-retirement benefit obligation by approximately $4,000; the annual costs would not be materially affected. There is no effect on cash flow as a result of current recognition of future post-retirement benefits.


   Concentration of Credit Risk and Major Customers
   As of March 31, 1996, approximately 33% of the Company's accounts and retainages receivable were due from companies in the pulp and paper industry and 19% were due from companies in the power industry. One customer accounted for 21% of the Company's sales in fiscal 1996; another customer accounted for 10% of the Company's sales in fiscal year 1995; and two other customers accounted for 12% and 11% of the Company's sales in fiscal year 1994.

Note 7
Restructuring Charges
   In the second quarter of fiscal 1996, the Company decided to further reduce its overhead and other fixed costs by relocating its aftermarket business operations to its Baltimore offices. The costs of this action, totaling $951,000 and consisting primarily of salary and related costs and manufacturing cessation costs, were recorded as a restructuring charge during the year.

   In fiscal 1994, the Company restructured its business, through a reorganization of its original equipment systems business into industry-oriented divisions and a reduction in work force. The Company recorded a charge of $1,815,000 representing the cost of these actions.

Note 8
Acquisition
   In fiscal year 1995, the Company acquired certain assets of Field Service Associates, Inc., which provides construction, repair and replacement parts services for air cleaning equipment. The cash purchase was completed for a cost of $314,000.

Note 9
Supplemental Cash Flow Information
   In non-cash financing transactions, the Company issued 40,116 treasury shares, 29,840 treasury shares, and 30,322 shares (12,142 from treasury) in fiscal 1996, 1995, and 1994, respectively, as matching contributions under its Savings Plan. As a result, retained earnings decreased $100,000, $43,000, and $13,000 in 1996, 1995 and 1994, respectively, and paid-in capital increased $87,000 in 1994.

   The Company purchased 100,000 shares of its stock at a cost of $507,000 during fiscal 1994. The shares in treasury are intended to be used for matching shares in the Company's 401(k) savings plan and for employee stock options.

- - -20-     ENVIRONMENTAL ELEMENTS CORPORATION

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   Amounts paid for interest during the years ended March 31, 1996, 1995, and 1994 were $360,000, $392,000, and $375,000, respectively. Amounts paid for income taxes in fiscal year 1996 were $133,000. In fiscal years 1995 and 1994, the Company had net tax cash benefits of $30,000 and $3,000, respectively.


Note 10
Quarterly and Selected Financial Data [Unaudited]

=============================================================================================================================
   fiscal year 1996 quarters ended                        3/31/96          12/31/95            9/30/95            6/30/95
=============================================================================================================================
   Sales...........................................   $13,604,000       $12,830,000        $16,085,000        $18,695,000
   Gross profit....................................     1,488,000         1,934,000          1,405,000          1,794,000
   Loss from continuing operations.................      (437,000)         (206,000)        (2,253,000)          (959,000)
   Net Loss........................................  $   (437,000)     $   (206,000)       $(2,252,000)       $  (609,000)
   Income (loss) per share
     Continuing operations.........................  $     (.06)       $     (.03)         $   (.33)          $    (.14)
     Discontinued operations.......................         --                --                --                  .05
   Net Loss per share..............................  $     (.06)       $     (.03)         $   (.33)          $    (.09)
=============================================================================================================================

   Stock price
       High........................................  $   2 5/8         $   2 1/4           $   3 1/2          $   3
       Low.........................................  $   2             $   1 5/8           $   2              $   2 1/2

=============================================================================================================================
   fiscal year 1995 quarters ended                        3/31/95         12/31/94            9/30/94            6/30/94
=============================================================================================================================
   Sales...........................................  $ 23,330,000      $ 22,937,000      $  16,342,000      $ 15,314,000
   Gross profit....................................     2,928,000         2,447,000          1,950,000         1,498,000
   Income (loss) from continuing operations........       377,000          (537,000)          (910,000)         (998,000)
   Net income (loss)...............................  $    377,000      $  1,562,000      $    (910,000)     $   (992,000)
   Income (loss) per share
     Continuing operations.........................  $     .05         $    (.08)        $     (.13)        $     (.14)
     Discontinued operations.......................         --               .31                 --                 --
- - -----------------------------------------------------------------------------------------------------------------------------
   Net income (loss) per share.....................  $     .05        $      .23         $     (.13)        $     (.14)
=============================================================================================================================

   Stock price
       High........................................  $    3 3/8       $    4 1/8         $    4 5/8         $    4 5/8
       Low.........................................  $    2 1/2       $    3 1/4         $    3 1/2         $    3 1/8

                                     ENVIRONMENTAL ELEMENTS CORPORATION     -21-

              MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

   The consolidated financial statements of Environmental Elements Corporation and subsidiaries have been prepared by the Company in accordance with generally accepted accounting principles. The financial information presented is the responsibility of management and accordingly includes amounts upon which judgment has been applied, or estimates made, based on the best information available.

   The  financial   statements   have  been  audited  by  Arthur  Andersen  LLP,
independent public accountants, for each of the three years ended March 31, 1996.

   The consolidated financial statements, in the opinion of management, present fairly the financial position, results of operations and cash flows of the Company as of the stated dates and for the stated periods in conformity with generally accepted accounting principles. The Company believes that its accounting systems and related internal controls used to record and report financial information provide reasonable assurance that financial records are reliable and that transactions are recorded in accordance with established policies and procedures.

   /s/ E. H. Verdery         /s/ F. B. Smith            /s/ James E. Kyne
   E. H. Verdery             F. B. Smith                James E. Kyne
   President and             Chairman of the Board &    Controller &
   Chief Executive Officer   Chief Financial Officer    Chief Accounting Officer


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Environmental Elements Corporation:

   We have audited the accompanying consolidated balance sheets of Environmental Elements Corporation (a Delaware corporation) and subsidiaries as of March 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' investment and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Environmental Elements Corporation and subsidiaries as of March 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1996 in conformity with generally accepted accounting principles.

                                       /s/ Arthur Andersen LLP

Baltimore, Maryland
May 10, 1996

- - -22-     ENVIRONMENTAL ELEMENTS CORPORATION

                      SELECTED CONSOLIDATED FINANCIAL DATA

for the years ended March 31,          1996          1995         1994            1993           1992

Consolidated Statements of Operations Data
Sales............................ $ 61,214,000  $ 77,923,000  $ 72,567,000    $ 80,721,000   $ 92,213,000
Cost of sales....................   54,593,000    69,100,000    65,946,000      78,179,000     75,931,000
        Gross Profit.............    6,621,000     8,823,000     6,621,000       2,542,000     16,282,000

Selling, general & admin. expense    9,024,000    10,679,000    11,698,000      12,930,000     12,329,000
Restructuring charge.............      951,000            --     1,815,000       1,039,000             --
                                     9,975,000    10,679,000    13,513,000      13,969,000     12,329,000
        Operating Income (Loss)..   (3,354,000)   (1,856,000)   (6,892,000)    (11,427,000)     3,953,000

Interest and other expense, net .     (501,000)     (179,000)      104,000          78,000      1,055,000
        Income (Loss) from
         Continuing Operations
         before Income Taxes.....   (3,855,000)   (2,035,000)   (6,788,000)    (11,349,000)     5,008,000
 Provision for income tax .......           --        33,000        57,000          54,000        330,000
        Income (Loss) from
          Continuing Operations..   (3,855,000)   (2,068,000)   (6,845,000)    (11,403,000)     4,678,000
Net effect of discontinued
   operations....................      351,000     2,105,000        41,000         676,000        774,000
Cumulative effect of change
   in accounting principle.......           --            --            --        (515,000)            --

        Net Income (Loss)........  $(3,504,000)  $    37,000    $(6,804,000)  $(11,242,000)  $  5,452,000


Earnings per share:
        From Continuing Operations $     (0.56)  $     (0.30)   $     (0.99)  $      (1.62)  $       0.66
        Net Income (Loss)........  $     (0.51)  $      0.01    $     (0.98)  $      (1.60)  $       0.77
Dividends declared...............  $        --   $        --    $        --   $         --   $       0.03
Average shares outstanding.......    6,880,000     6,869,000      6,912,000      7,035,000      7,045,000

Balance Sheet Data
Working capital..................  $ 3,848,000   $ 7,670,000    $ 8,864,000   $ 16,898,000   $ 27,105,000
Total assets.....................   30,179,000    45,234,000     39,173,000     53,149,000     59,255,000
Short-term debt..................      195,000     1,044,000        164,000        150,000        138,000
Long-term debt ..................    2,662,000     2,858,000      3,037,000      3,201,000      3,351,000
Stockholders' investment.........  $ 9,851,000   $13,333,000    $13,139,000   $ 20,276,000   $ 31,394,000

                                     ENVIRONMENTAL ELEMENTS CORPORATION     -23-

INVESTOR INFORMATION

Corporate Address -- 3700 Koppers Street (bullet) Baltimore, Maryland  21227
                    (bullet) (410) 368-7000

Transfer Agent and Register
Chemical Mellon Shareholder Services, L.L.C. (bullet) Securityholder Relations Department
Overpeck Centre (bullet) 85 Challenger Road (bullet) Ridgefield Park,
New Jersey 07660 (bullet) 1-800-526-0801

For inquiries concerning shareholders' records or certificates, please contact the transfer agent. Shareholders whose certificates are missing or destroyed should immediately notify the transfer agent. In the event of any change in address, please notify the transfer agent in writing. If possible, please enclose a recent mailing label and indicate you are a shareholder of Environmental Elements Corporation.

Common Stock -- The Common Stock of the Company trades on the New York Stock Exchange under the symbol "EEC." A substantial number of the Company's shares are held in nominee accounts at banks and brokerage firms. These accounts, which include most mutual funds and other institutional investments, are cumulatively represented by one "of record" depository account. There were 274 shareholders of record as of March 31, 1996.

Investor Relations -- To obtain, without cost, a copy of the annual report filed with the Securities & Exchange Commission on Form 10-K or other information on the Company, copies of earnings press releases and 10-Q filings, or for investment analyst inquiries, please contact Lisa A. Morris, Investor Relations Administrator, at (410) 368-7340.

BOARD OF DIRECTORS

Fred Hittman(dagger)*                    Richard E. Hug*                            Russell R. Jones(dagger)*
President & Chief Executive Officer      Chairman Emeritus                          Former General Manager
Hittman Materials &                      Environmental Elements Corporation         Bethlehem Steel Company
Medical Components, Inc.                                                            Sparrows Point Plant

Raymond A. Mason(dagger)*                John C. Nichols                            F. Bradford Smith
Chairman, President &                    Senior Vice President &                    Chairman of the Board &
Chief Executive Officer                  Corporate Secretary                        Chief Financial Officer
Legg Mason, Inc.                         Environmental Elements Corporation         Environmental Elements Corporation

Edward H. Verdery
President & Chief Executive Officer
Environmental Elements Corporation

(dagger) Audit Committee                 (*) Compensation Committee


SENIOR MANAGEMENT

Edward H. Verdery                        F. Bradford Smith                          John C. Nichols
President & Chief Executive Officer      Chairman of the Board &                    Senior Vice President &
                                         Chief Financial Officer                    Corporate Secretary

Gregory R. Carleton                      S. Michael Dunseith
Vice President of                        Vice President of Operations
Business Development

                                                       Printed on Recycled Paper
                                                            [recycled logo]

- - -24-     ENVIRONMENTAL ELEMENTS CORPORATION

                              [Photo appears here]








 Electrostatic Precipitator with Rigid Discharge Electrodes handling 1,700,000
                    ACFM from a lignite fired steam boiler.






                        INFORMATION AND CUSTOMER SERVICE


Power, Industrial, Repair and Rebuild Projects
Environmental Elements Corporation (bullet) 3700 Koppers Street
(bullet) Baltimore, Maryland 21227
Phone: (410) 368-7000 (bullet) (800) 333-4331

Emergency Service and Parts Hotline
Phone: (800) 928-4357
       (800) 928-HELP