Form 10-K, Exhibit 13
period 1997-03-31
ENVIRONMENTAL ELEMENTS CORP
filed 1997-06-23
CIK 863893

Exhibit 13


--------------------------------------------------------------------------------

================================================================================

                                          ENVIRONMENTAL
                                          ELEMENTS
                                          C O R P O R A T I O N









 Customer Satisfaction is Our Focus.         Innovation Is Our Heritage . . .










ENVIRONMENTAL
ELEMENTS
C O R P O R A T I O N
                                           1 9 9 7  A N N U A L  R E P O R T
================================================================================

--------------------------------------------------------------------------------

  Environmental Elements Corporation has been a                                                             TABLE OF CONTENTS
leading supplier of air pollution control systems and                                                       -----------------
services for more than fifty years. The Company                                                Letter to Shareholders . . . 1
designs and supplies large-scale, custom-engineered
equipment and systems which enable its customers to                                             Technology Highlights . . . 3
comply with governmental regulations limiting
particulate and gaseous emissions.                                                               Financial Highlights . . . 7

                                                                                   Management's Discussion & Analysis . . . 8
  As part of Koppers Company, Inc. from 1946 to
1983, it built a solid reputation as a premier supplier                             Consolidated Financial Statements . . .11
of air pollution control systems to the pulp and paper
industry, while developing a significant share in other                               Management's Responsibility for
industrial, municipal, and power generation markets.                                             Financial Statements . . .22
Following a leveraged buyout led by senior
management in 1983, it was taken public in 1990                              Report of Independent Public Accountants . . .22
and subsequently listed on the New York Stock
Exchange in 1991.                                                                Selected Consolidated Financial Data . . .23

                                                                             Board of Directors and Senior Management . . .24
  Throughout its long history, the Company has been
on the leading edge of particulate control technology                              General Information . . . . . . Back Cover
and has led the industry with many innovations in
the design of electrostatic precipitators, fabric filters,
and scrubbing systems. The Company is always striving
to develop and refine its technologies and
services in response to customer needs, while
optimizing the quality, cost, and performance of its air
pollution control systems.


  Today, Environmental Elements Corporation is
North America's leader in particulate removal, while slowly gaining strength in the international marketplace. The Company is well positioned to benefit from the 1990 Clean Air Act Amendments and the regulatory trend towards fine particulate control.






The 1997 Annual Meeting will be held at 9:00 a.m. on Thursday, July 31, 1997, at the Company's headquarters building.
  Environmental Elements Corporation o 3700 Koppers Street o Baltimore, MD 21227 o (410) 368-7000 o 1-800-333-4331
                                         Please call us if you need directions.

-----------------------------======================-----------------------------
                             LETTER TO SHAREHOLDERS
--------------------------------------------------------------------------------



DEAR FELLOW SHAREHOLDER:
------------------------

   Improved results were achieved in fiscal 1997 despite the continued lack of activity in all of our traditional markets. The overall domestic market for air pollution control products and services continued at low levels as a result of regulatory uncertainty and utility deregulation. In addition, the final sale and shutdown of our Jeffersonville, Indiana, facility as part of moving the aftermarket business to Baltimore further impacted results with a restructuring charge that exceeded $2 million. An improved financial condition was realized toward the end of the year, with the Company achieving a slight profit in the fourth quarter. Also during the latter half of the year, we were encouraged to see an increase in activity in the municipal solid waste market, which supported our expectation that this market would recover in conjunction with the resolution of a recent court ruling.

MARGIN IMPROVED ON LOWER SALES
   Despite a 22% decline in sales from fiscal 1996, the improved margin on fiscal 1997 sales nearly equaled the margin contributed last year, reflecting the continued success of our process improvement initiatives. Our continued efforts to reduce expenses led to a net reduction in SG&A of $1.2 million before the restructuring charge. Year-to-year the operating loss before the restructuring charge was cut in half on lower sales volume. It is clear that no form of cost reduction can overcome the lack of market for our products; however, the trimming of costs where appropriate will maintain the progress we have achieved to date.

DOMESTIC AND INTERNATIONAL PRESENCE
   Through continued market focus, we have succeeded in maintaining our domestic share of new equipment sales as well as increasing our share of the available aftermarket business. Further improvement in the Company's share of the international segment has been strengthened by the start up and delivery of equipment from our joint venture factory in the People's Republic of China. The timely completion of this facility and the quality of product being produced is very encouraging. The business development and technical training phases of the venture were completed with our Chinese partners in the fourth quarter. The successful completion of the engineering and material deliveries on the first Chinese project at Sudong has built our credibility and has already opened the market for several additional orders in the current fiscal year.

INNOVATION LEADERSHIP CONTINUES WITH AGGLOMERATOR
   Environmental Elements Corporation has consistently led the air pollution control industry in the development of innovative designs and in the improvement of existing technologies. During this past year we have continued that leadership and have expanded our commitment by including a totally new product that addresses the emerging requirements for fine particulate control. Our Fine Particulate Agglomerator (global patents pending) has received a strong, positive market reception as demonstrated by the award of two new contracts for this advanced technology. We expect the Agglomerator to significantly impact the dynamics in the marketplace, particularly as the new ambient air quality standards for particulate removal are implemented. In keeping with our leadership role, several other product improvements are in the test and pilot stage. Research and development will continue to be an important focus of the Company using both external and internal funding sources. There are few air pollution control companies that can equal Environmental Elements Corporation in this vital area.

SIGNIFICANT ORDERS RECEIVED
   There were a number of important orders received in 1997, including:

   o Two orders from Carolina Power & Light worth in excess of $9 million to engineer and deliver replacement precipitators for their Robinson and Sutton stations. These are the fourth and fifth major orders from CP&L in the last four years.

--------------------------------------------------------------------------------
                                      Environmental Elements Corporation   - 1 -

LETTER TO SHAREHOLDERS
--------------------------------------------------------------------------------

   o  A $9.2  million  order from  Savannah  Energy to engineer  and  retrofit a
      rotary   atomizer   semi-dry   scrubber   for   the   Savannah,   Georgia,
      waste-to-energy facility.

   o A $5.2 million order from Union Camp Corporation to engineer and retrofit a new salt cake recovery precipitator for their mill in Franklin, Virginia.

   o Two orders from Raytheon Engineers and Constructors for Meade Corporation totalling $4.2 million to retrofit two precipitators at their mill in Stevenson, Alabama.

   o A three year alliance agreement with Wisconsin Electric Power Company wherein EEC will provide a full range of air pollution control systems and services throughout their system.

MARKET CONDITIONS CAUSING INDUSTRY CONSOLIDATION
   Regulatory delays and uncertainties over the past several years have negatively impacted the domestic air pollution control market. An initial surge of orders following the passage of the Clean Air Act Amendments of 1990 has been followed by a steady decline in nearly all segments of the market, with the exception of the service and spare parts segments. As a result, most air pollution control companies have been forced to downsize and, in some cases, to exit certain business segments. We have not been immune to these external forces; however, our focus on providing superior customer service and supporting our customer base with improved products and technology has helped the Company through these difficult times. In fact, we have emerged a stronger, more capable, and more effective organization. Customer satisfaction will continue to be our focus, thereby favorably positioning Environmental Elements Corporation for new business opportunities.

IMPROVED RESULTS AND GROWTH ARE ANTICIPATED IN FISCAL 1998
   We believe that the low volumes seen in fiscal 1997 were unusual and that market conditions are improving. Encouraging signs are already being seen with a significant increase in the number of inquiries received for new equipment to be purchased in fiscal 1998. This is particularly true in the power generation and the municipal solid waste segments. Assuming we maintain our current share and a similar portion of the identified projects actually go to contract, our bookings and backlog are expected to increase substantially over fiscal 1997 levels. Market conditions and timing are very difficult to predict; however, there have been strong indications and budgetary decisions by our customers that support our positive expectations. With a conservative and realistic approach to managing our business, we are prepared for expansion and growth on several fronts. International participation is essential, and we intend to grow our share of those markets by applying the same focus on innovation and customer satisfaction that has earned us the dominant share of the U.S. market we have enjoyed in the past.

   To our shareholders and associates, we are strengthened by your support and dedication. I give you my personal assurance that we will not be satisfied with anything less than consistently profitable quarters and increasing shareholder value, regardless of market conditions.

   Sincerely,

   /s/ E.H. Verdery
   -------------------------------------------------
   E.H. Verdery
   Chairman of the Board and Chief Executive Officer
   June 1997

--------------------------------------------------------------------------------
- 2 -   Environmental Elements Corporation

------------------------------=====================-----------------------------
                              TECHNOLOGY HIGHLIGHTS
--------------------------------------------------------------------------------

PRECIPITATOR TECHNOLOGY                      -----------------------------------

   The Company's  heritage of innovation is    ------------------------------
exemplified by its ability to develop novel
solutions to customer needs in lieu of more
traditional  approaches.  As equipment  and
technology  age,  customers  are faced with
the   dilemma   of  having  to  update  air
pollution control capabilities while at the
same time needing to minimize the impact of
upgrades on daily business operations. When
Champion   International   Corporation  was
faced  with this  challenge,  Environmental
Elements Corporation devised a solution that was nothing short of "magic."

   The Roanoke Rapids, North Carolina, pulp      [Photograph appears here]
and  paper  mill  found  it   necessary  to
completely     replace    a     20-year-old
precipitator  on  a  recovery  boiler.  The
boiler  supports  approximately  65% of the
mill's   pulp   production   and   chemical
recovery and 35% of the mill's  steam.  The
challenge    was   to   replace   the   old
precipitator using existing real estate while avoiding costly extended outages.
Proposals were entertained from a number of air pollution control vendors, but only
Environmental Elements proposed a unique turnkey plan that fully met Champion's needs.

   The    Company    constructed    a   new    ------------------------------
state-of-the-art  precipitator  in an  open
area  adjacent  to  the  old  unit,   which      Champion's new precipitator
remained    in    operation    during   the      operating in its temporary
construction.  Tie-ins to the  boiler  flue     location showing the "magic"
gas  ducts to bypass  the old  precipitator                 duct.
were  done   during   regularly   scheduled
maintenance   outages,   thereby   avoiding
costly extra  outages.  Using these tie-ins
and  temporary  ductwork  -- referred to by
the project team as "The Magic Duct" -- the     ============================
new  precipitator  went into full operation
"on-the-run" in its temporary location. The
old precipitator  was then dismantled,  and
modifications   to  the  existing   support             "Environmental
structure were made. Upon  completion,  the
new  unit  was   rolled   into  its   final          Elements Corporation
location,  and the  permanent  ductwork and
auxiliary equipment were installed during a           devised a solution
regularly scheduled nine day outage.
                                                           that was
   Environmental    Elements'    innovative
solution    provided    Champion   with   a            nothing short of
technologically   advanced  air   pollution
control    system    operating   at   99.8%               `magic'."
efficiency  while  enabling  the  plant  to
remain  in full  operation  throughout  the
upgrade process.  The Company looks forward
to other  opportunities to work its "magic"     ============================
for customers.









                                             -----------------------------------
--------------------------------------------------------------------------------
                                      Environmental Elements Corporation   - 3 -

-----------------------------=====================------------------------------
                             TECHNOLOGY HIGHLIGHTS
--------------------------------------------------------------------------------


-----------------------------------  MUNICIPAL SOLID WASTE TECHNOLOGY

  -------------------------------    There is a growing  need for the ability
                                     to safely dispose of municipal solid waste,
                                     particularly  as an  increasing  number  of
                                     landfills  reach  capacity.   Environmental
                                     Elements  Corporation  is  delivering  this
                                     essential  technology  worldwide.  When the
                                     Tyseley   Waste   Disposal   Facility  near
                                     downtown Birmingham, England, needed to have an efficient, cost effective emissions control system for their municipal and medical waste incinerators, Environmental
                                     Elements had the air pollution control solution they were seeking.

                                        This international  design is similar to
     [Photograph appears here]       the U.S.  supplied acid gas removal  system
                                     design that has already been provided on 17 units handling over 7,800 tons per day of municipal waste.

                                        In 1996 the Company  installed two spray
                                     dryer absorber systems,  each equipped with
                                     direct drive rotary atomizers and pulse jet
                                     baghouses  with acid  resistant  fiberglass
                                     filters.  Because of Environmental Elements
                                     Corporation's  extensive experience in this
                                     specialized field of air pollution control,
                                     the   Company   was  able  to  provide  the
                                     customer   extended   warranties   on   the
  -------------------------------    atomizers, slakers, pumps, and filter bags.
                                     In addition,  the Company's design provided
   EEC's system eliminates toxic     the  customer  with the  lowest  life cycle
  pollutants on the 1,300 ton per    costs available.
    day Tyseley Waste Disposal
 Facility in Birmingham, England.       Due to the sensitivity of the facility's
                                     location  in  a  populated  area,   project
                                     success was  critical  to the  relationship
    ===========================      with residents. Environmental Elements' air
                                     pollution    control   equipment   at   the
                                     municipal solid waste disposal facility has
                                     performed  at an  enhanced  level and above
                                     all  expectations.  Measured  emissions are
            "The need for            significantly    lower   than    regulatory
                                     requirements  and  contractual  guarantees.
           municipal solid           This has helped  ease the  concerns of area
                                     residents  and  has  further  enhanced  the
         waste disposal will         customer's  satisfaction  with the project.
                                     The  system's  highly  efficient  acid  gas
       continue to grow . . .        removal   has   resulted   in   levels   of
                                     consumables  that are  significantly  lower
            Environmental            than   guarantees,    yielding   additional
                                     savings in operating costs to Tyseley.
        Elements Corporation
                                        The  need  for  municipal   solid  waste
      stands ready to deliver."      disposal will continue to grow,  along with
                                     demands  for  the   increased   control  of
                                     emissions.  Environmental Elements Corpora-
                                     tion  stands  ready to  deliver  our proven
                                     technology that will meet these  challenges
    ===========================      in a worldwide market.









-----------------------------------
--------------------------------------------------------------------------------
- 4 -   Environmental Elements Corporation

------------------------------=====================-----------------------------
                              TECHNOLOGY HIGHLIGHTS
--------------------------------------------------------------------------------


CIRCULATING DRY SCRUBBER TECHNOLOGY          -----------------------------------

   Introduction   of  the  Circulating  Dry    ------------------------------
Scrubber   (CDS(R))   technology  to  North
America by Environmental  Elements Corpora-
tion  is  yet   another   example   of  the
Company's  leadership as an innovator.  The
CDS(R) will become the technology of choice
for  the  power   generating   industry  as
deregulation    increases    the   economic
pressures of air pollution control costs in
conjunction    with     requirements    for
environmental performance.

   The CDS(R) greatly  improves the capture
of sulfur  dioxide  (SO2),  a by-product of
power generating  processes.  SO2 emissions      [Photograph appears here]
are the  principle  cause of  "acid  rain,"
which  causes   significant   environmental
damage.  The CDS(R) system eliminates these
harmful   emissions  with  a  capital  cost
factor   comparable   to  less   effective,
traditional    technol-ogies    and    with
significantly   reduced  annual   operating
costs. With more power generating capacity being built to support a growing economy, this technology will become an increasingly desirable option for new solid fueled power facilities.

   Black   Hills   Power  and   Light's  80
Megawatt   coal-fired  plant  in  Gillette,
Wyoming,  was the site for one of the first    ------------------------------
CDS(R)  installations in North America.  In
addition to the technological  demands, the     The lowest total cost sulfur
project  was   challenging   in  two  other     dioxide removal technology
aspects   as   well.    First,   the   site      arrives in North America.
experiences some of the most severe weather
conditions   to  be  found  in  the  United
States.  Second,  the project was completed
on an accelerated schedule to meet an early
commercial  operating  date,  thus  helping
Black  Hills  Power and  Light to  generate     ============================
operating income earlier than anticipated.

   The  CDS(R)  was  installed  with  a new
electrostatic  precipitator  which achieved             "Developing
two   significant    milestones   for   the
technology.  Use  of  the  Company's  rigid       technologies to meet and
discharge     electrode    completed    the
"Americanization"  of this technology which      exceed the air pollution
previously  used  the less  cost  effective
European    design.    Additionally,    the        control needs of its
precipitator  was decreed  "best  available
control   technology"   by  the  regulatory          customers in the
community,    a   distinction    previously
associated  with fabric  filter  technology          next millennium."
for    stringent    particulate    emission
requirements.

   Environmental  Elements  Corporation  is     ============================
committed  to  developing  technologies  to
meet and exceed the air  pollution  control
needs   of  its   customers   in  the  next
millennium.  The  CDS(R)  is  an  important
technology   by  which  the  Company   will
achieve this mission.



                                             -----------------------------------
--------------------------------------------------------------------------------
                                      Environmental Elements Corporation   - 5 -

------------------------------=====================-----------------------------
                              TECHNOLOGY HIGHLIGHTS
--------------------------------------------------------------------------------



-----------------------------------  AGGLOMERATOR TECHNOLOGY AND ALLIANCES

  -------------------------------       The  Company's  commitment to innovation
                                     permeates its corporate culture,  including
                                     customer  relationships and the development
                                     of  vital  new  technology.   Environmental
                                     Elements'  alliance with Wisconsin Electric
                                     Power  Company  (WEPCO)  is  a  unique  and
                                     exciting blend of these two components.
     [Photograph appears here]
                                        The   alliance   between   Environmental
                                     Elements  Corporation and WEPCO is believed
                                     to be one of the first  arrangements of its
                                     kind  in  the  United  States.   Under  the
                                     alliance,   Environmental   Elements   will
                                     service,  repair, and replace, as required,
  -------------------------------    primary and secondary air pollution control
                                     equipment  for all of WEPCO's power plants.
  The members of the Agglomerator In addition, the Company has dedicated R&D team: (seated, left to right) engineering and field service personnel to Walter Brinkley, Stuart Pass, and work with WEPCO to develop programs that
  Paul Feldman; (standing) Steve reduce operating and mainten-ance costs. Cross, Andy Becker, Kevin Mills, Increased responsiveness to the customer's
       and Dennis Helfritch          needs,    overall   reduction   of   costs,
                                     simplified   procurement,    and   improved
                                     reliability are among the numerous benefits
                                     fostered    by    this     forward-thinking
    ===========================      partnership.   The   deregulation   of  the
                                     electric utility industry will create more opportunities of this type.

      "Environmental Elements           A  particularly  exciting  aspect of the
                                     arrangement is the  opportunity it provides
         Corporation . . .           for the co-development, implementation, and
                                     commercializa-tion  of new technology.  One
            maximizing               such opportunity is in the ongoing develop-
                                     ment  of  the  Company's  Fine  Particulate
       technology leadership         Agglomerator,  for which global patents are
                                     currently  pending.  The  Agglomerator  was
         through strategic           successfully  demonstrated during 1996 at a
                                     coal-fired   boiler.  A  second  full-scale
            alliances."              Agglomerator  installation  is  underway at
                                     WEPCO's Presque Isle Station.

                                        Environmental Elements' Fine Particulate
    ===========================      Agglomerator  is a breakthrough  technology
                                     for the advanced  control of fine submicron
                                     sized  particulate  emissions  from utility
                                     and industrial  boilers. As regulations for
                                     fine    particulate     emissions    become
                                     increasingly  stringent,  new  technologies
                                     must   be    developed    to   meet   these
                                     requirements. Although larger particles can
                                     now be easily  captured using  conventional
                                     particulate   control   equipment  such  as
                                     electrostatic   precipitators   and  fabric
                                     filters,  the  collection of fine particles
                                     that  contribute to respiratory  illness is
                                     much   more   difficult.    The   Company's
                                     Agglomerator     addresses     this    fine
                                     particulate  collection  need  by  creating
                                     rapid  interparticle  contact through which
                                     fine particles adhere to larger  particles,
                                     resulting in dramatically reduced emissions
                                     of  fine   particulate   with  the  overall
                                     improved   performance  for  a  given  size
                                     precipitator.

                                        Environmental  Elements  Corporation  is
                                     maximizing   its   technology    leadership
                                     through  strategic  relationships,  such as
                                     the alliance  with WEPCO.  The Company will
                                     continue  to  pursue   opportunities   that
                                     further enhance its leadership position.



-----------------------------------
--------------------------------------------------------------------------------
- 6 -   Environmental Elements Corporation

------------------------------====================------------------------------
                              FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
for the years ended March 31,                                      1997                  1996                  1995
=====================================================================================================================
                                                                   (in thousands except per share and employee data)
   Continuing Operations
      Bookings.................................................. $44,000               $57,100               $79,300
      Backlog...................................................  33,800                37,400                41,500

      Sales.....................................................  47,654                61,214                77,923
      Operating Loss............................................  (3,391)               (3,354)               (1,856)
      Loss from Continuing Operations...........................  (4,015)               (3,855)               (2,068)
      Net Income (Loss).........................................  (4,015)               (3,504)                   37


   Per Share Data:
      Loss from Continuing Operations...........................   (0.58)                (0.56)                (0.30)
      Net Income (Loss).........................................   (0.58)                (0.51)                 0.01

   Cash and Short-term Investments..............................   1,684                 2,124                 6,563
   Working Capital..............................................   1,559                 3,267                 7,670
   Stockholders' Investment..................................... $ 6,038               $ 9,851               $13,333

   Current Ratio................................................   1.09x                 1.19x                 1.28x
   Weighted Average Shares Outstanding..........................   6,924                 6,880                 6,869
   Ending Shares Outstanding....................................   6,967                 6,902                 6,862
   Number of Full-time Employees................................     134                   156                   231




--------------------------------------------------------------------------------
                                      Environmental Elements Corporation   - 7 -

-----------------------==================================-----------------------
                       MANAGEMENT'S DISCUSSION & ANALYSIS
--------------------------------------------------------------------------------

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


BOOKINGS AND BACKLOG

   Bookings represent work for which the Company has entered into a signed agreement or has received a notice to proceed. Bookings during fiscal 1997 were $44.0 million, a 23% decrease from fiscal 1996 bookings. It is the Company's opinion that the effects of uncertainty created by regulatory rule making have been a significant factor contributing to the reduction of orders in fiscal 1997.
   The Company expects that about 87% of the March 31, 1997 backlog will be executed during its next fiscal year. Due to timing effects of bookings, differences in project gross margins, and varying lengths of time required to perform contracts (typically 12-36 months), annual bookings activity and backlog levels at period end are not necessarily predictive of future operating results.


SALES AND INCOME

   During fiscal year 1996, the Company recorded a restructuring charge of $951,000 reflecting a series of actions the Company took which included the relocation of its aftermarket operations from Jeffersonville, Indiana to its office in Baltimore, the de-emphasis of direct hire fabrication and construction activities and a corresponding emphasis on its aftermarket parts, services and materials businesses, and the closing of its office in the United Kingdom. During fiscal year 1997, the Company identified costs associated with those matters of $2.2 million in excess of the amount recorded as a restructuring charge in fiscal year 1996. Accordingly, the Company recorded an additional charge of $2.2 million during fiscal year 1997 which represents the excess of expected final costs (related primarily to loss on disposition of property and cessation of operations) over costs estimated in fiscal year 1996. The sale of the facilities took place during the first quarter of fiscal year 1998. As of March 31, 1997, a restructuring reserve of approximately $122,000 is included in accrued and other current liabilities in the accompanying balance sheet.
   The following table sets forth the amounts and percentage relationships to sales of selected items in the Company's consolidated statements of operations for the periods indicated. This table excludes the restructuring charges described above.

--------------------------------------------------------------------------------
- 8 -   Environmental Elements Corporation

                                              MANAGEMENT'S DISCUSSION & ANALYSIS
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------
 for the years ended March 31,                           1997        1996        1995       1997       1996       1995
========================================================================================================================
                                                                 (in millions)               (percentage of net sales)
Sales.................................................. $47.7       $61.2       $77.9      100.0%     100.0%     100.0%
Cost of Sales..........................................  41.0        54.6        69.1       86.1       89.2       88.7
Gross profit...........................................   6.6         6.6         8.8       13.9       10.8       11.3
Selling, general and administrative expense............   7.8         9.0        10.7       16.4       14.7       13.7
Operating income (loss)................................  (1.2)       (2.4)       (1.9)      (2.5)      (3.9)      (2.4)
Interest and other expense, net........................  (0.6)       (0.5)       (0.2)      (1.3)      (0.8)      (0.3)
Continuing operations pre-tax income (loss)............ $(1.8)      $(2.9)      $(2.1)      (3.8)%     (4.7)%     (2.7)%


Fiscal 1997 Compared to Fiscal 1996
   Fiscal 1997 sales decreased 22% or $13.5 million to $47.7 million from $61.2 million the year before. The decrease in sales reflects contract booking activity, mix, and job progress. Lower available orders in the air pollution control marketplace has resulted in reduced bookings and a resultant decrease in sales. Despite the 22% drop in sales, fiscal year 1997 results reflect significant improvement in contract gross margin levels producing virtually identical gross profit dollars, $6.6 million, in fiscal years 1997 and 1996.
   Cost of sales decreased 25% or $13.6 million to $41.0 million from $54.6 million. Cost of sales decreased as a percentage of sales to 86.1% from 89.2%. This reflects the favorable results of a formal productivity improvement program, an increased contribution of higher margin aftermarket business and the completion, early in the year, of two low margin projects which the Company strategically accepted in prior years in order to successfully introduce a new technology into the marketplace.
   Selling, general and administrative expenses decreased 13% or $1.2 million to $7.8 million from $9.0 million. Cost reductions from restructuring actions taken during the prior fiscal year, together with further restructuring and other cost reductions during the current fiscal year, were the primary factors in the decrease. Selling, general and administrative expenses, as a percentage of sales, increased to 16.4% from 14.7% because selling, general and administrative expenses were not reduced at the same rate as sales.
    Interest and other expense, net, increased $123,000. The increase is primarily a result of an increase in interest expense due to increased borrowings on the Company's line of credit.


Fiscal 1996 Compared to Fiscal 1995
   Fiscal 1996 sales decreased 21% or $16.7 million to $61.2 million from $77.9 million the year before. The decrease in sales reflects contract booking activity, mix, and job progress.
   Cost of sales decreased 21% or $14.5 million to $54.6 million from $69.1 million. Cost of sales increased as a percentage of sales to 89.2% from 88.7% primarily as a result of direct hire construction cost overruns.
   Selling, general and administrative expenses decreased 16% or $1.7 million to $9.0 million from $10.7 million. Cost reductions from restructuring were the primary factors in the decrease. Selling, general and administrative expenses, as a percentage of sales, increased to 14.7% from 13.7% because selling, general and administrative expenses were not reduced at the same rate as sales.

--------------------------------------------------------------------------------
                                      Environmental Elements Corporation   - 9 -

MANAGEMENT'S DISCUSSION & ANALYSIS
--------------------------------------------------------------------------------

   Interest and other expense, net, increased $322,000. The increase was primarily due to a decrease in interest income on the Company's investment portfolio as a result of lower interest rates and a decrease in cash available for investment.


LIQUIDITY AND CAPITAL RESOURCES

   Cash and cash equivalents declined by $440,000 and borrowings under the Company's line of credit increased by $2.6 million. This was caused principally by: (1) a $906,000 increase in the Company's net working capital investment in contracts in process; and (2) the Company's $4.0 million net loss for fiscal year 1997. Historically, the Company has required minimal investment in net working capital in contracts, but it does experience fluctuations in these amounts depending upon the stage of completion of its various contracts and upon the payment terms negotiated as a part of the overall original contract terms and conditions. ("Net working capital invested in contracts" consists of accounts and retainage receivable plus unbilled contract costs and fees, minus accounts payable and minus billings in excess of contract costs and fees. These net amounts were $1.2 million and $275,000 on March 31, 1997 and March 31, 1996, respectively.) The Company seeks to manage project cash flows in its payment terms negotiations with customers and suppliers and by adherence to project budgets and schedules.
   Because the Company's business is not capital intensive, the Company has not traditionally experienced significant capital expenditures. As a result of investments in fiscal 1994 and 1995 to upgrade its infrastructure, the Company believes it has the flexibility to minimize or delay additional capital expenditures for at least the next year.
   Although the Company experienced an operating loss during fiscal year 1997, the Company believes that its operating trends are improving. The Company has taken steps which it believes are sufficient to permit it to operate at a break-even level for at least the next two quarters. However, there can be no assurance that such improved trends will continue, or that the actions taken will result in break-even operations. If the Company is not able to sustain a trend of improved operating results, operating losses could continue to adversely affect the Company's liquidity and capital resource positions. Under those circumstances, the Company believes that its current liquidity and capital resources, i.e. those currently available and those which could be obtained, would be adequate to maintain its ongoing business during the next year. The Company's sale of its aftermarket facility took place in April 1997 and yielded $938,000 cash ($75,000 of which was on deposit as of March 31, 1997). The Company anticipates capital expenditures of less than $300,000 during fiscal 1998, of which none was committed as of March 31, 1997. In addition to the Company's liquidity and capital resource positions, the Company believes that it has the ability to generate cash flows through a number of alternatives, including utilizing certain fixed asset financing options and the ability to further reduce operating costs. The Company's bank recently agreed to reaffirm the Company's $7.0 million secured open line of credit through October 1998.


DIVIDENDS

   The Board of Directors did not declare a dividend during fiscal 1997 due to the Company's operating results. Any future determination as to the payment of dividends on common stock will depend on future profitability and capital requirements of the Company and/or on such other factors as the Board of Directors may consider. The Company intends to retain most of its future earnings to finance growth and development of its business.

--------------------------------------------------------------------------------
- 10 -   Environmental Elements Corporation

                     CONSOLIDATED STATEMENTS OF OPERATIONS

----------------------------------------------------------------------------------------------------------------------------
 for the years ended March 31,                                         1997                  1996                   1995
============================================================================================================================
 Sales...................................................          $47,654,000           $61,214,000            $77,923,000
 Cost of sales...........................................           41,023,000            54,593,000             69,100,000
                                                                   -----------           -----------            -----------
         Gross profit....................................            6,631,000             6,621,000              8,823,000
                                                                   -----------           -----------            -----------

 Selling, general and administrative expenses............            7,807,000             9,024,000             10,679,000
 Restructuring charge....................................            2,215,000               951,000                     --
                                                                   -----------           -----------            -----------
                                                                    10,022,000             9,975,000             10,679,000
                                                                   -----------           -----------            -----------
         Operating loss..................................           (3,391,000)           (3,354,000)            (1,856,000)

 Interest and other expense, net.........................             (624,000)             (501,000)              (179,000)
                                                                   -----------           -----------            -----------
          Loss from continuing operations
           before income taxes...........................           (4,015,000)           (3,855,000)            (2,035,000)
 Provision for income taxes..............................                   --                    --                 33,000
                                                                   -----------           -----------            -----------
          Loss from continuing operations............               (4,015,000)           (3,855,000)            (2,068,000)

 Gain on disposal of discontinued operations, net........                   --               351,000              2,105,000
                                                                   -----------           -----------            -----------

         Net income (loss)...............................          $(4,015,000)          $(3,504,000)           $    37,000
                                                                   ===========           ===========            ===========

 Per share of common stock and common stock equivalents:
     Loss from continuing operations.....................          $     (0.58)          $     (0.56)           $     (0.30)
     Income from discontinued operations.................                   --                    --                   0.31
                                                                   -----------           -----------            -----------
     Net income (loss)...................................          $     (0.58)          $     (0.56)           $      0.01
                                                                   ===========           ===========            ===========

 The accompanying notes are an integral part of these statements.

--------------------------------------------------------------------------------
                                     Environmental Elements Corporation   - 11 -

                          CONSOLIDATED BALANCE SHEETS

---------------------------------------------------------------------------------------------------------------------------------
 as of March 31,                                                                                   1997                  1996
=================================================================================================================================
 ASSETS
 Current assets:
     Cash and cash equivalents.......................................................         $  1,684,000          $  2,124,000
     Accounts and retainage receivable, net of allowance for doubtful
         accounts of $113,000 and $296,000 in 1997 and 1996, respectively............            6,317,000            10,027,000
     Unbilled contract costs and fees................................................            6,248,000             4,825,000
     Inventories.....................................................................              967,000             1,451,000
     Prepaid expenses and other current assets.......................................            1,990,000             2,011,000
     Assets held for sale............................................................              864,000                    --
     Net current assets of discontinued operations...................................                   --                64,000
                                                                                              ------------          ------------
         Total Current Assets........................................................           18,070,000            20,502,000
                                                                                              ------------          ------------
 Property and equipment:
     Capital lease, building and improvements........................................            6,960,000             8,269,000
     Machinery, equipment, furniture and fixtures....................................            2,809,000             6,527,000
                                                                                              ------------          ------------
                                                                                                 9,769,000            14,796,000
     Less--Accumulated depreciation and amortization.................................            3,326,000             6,092,000
                                                                                              ------------          ------------
         Property and equipment, net.................................................            6,443,000             8,704,000
                                                                                              ------------          ------------
 Other assets........................................................................              894,000               973,000
                                                                                              ------------          ------------
         Total Assets................................................................         $ 25,407,000          $ 30,179,000
                                                                                              ------------          ============
 LIABILITIES AND STOCKHOLDERS' INVESTMENT
 Current liabilities:
     Borrowings under line of credit.................................................         $  2,585,000          $         --
     Accounts payable................................................................            9,724,000            12,186,000
     Billings in excess of contract costs and fees...................................            1,660,000             2,391,000
     Accrued payroll and related expenses............................................              618,000               675,000
     Accrued and other current liabilities...........................................            1,824,000             1,883,000
     Deferred taxes..................................................................              100,000               100,000
                                                                                              ------------          ------------
         Total Current Liabilities...................................................           16,511,000            17,235,000
 Long-term capital lease obligation..................................................            2,449,000             2,662,000
 Deferred taxes......................................................................              100,000               100,000
 Other non-current liabilities.......................................................              240,000               176,000
 Net long-term liabilities of discontinued operations................................               69,000               155,000
                                                                                              ------------          ------------
         Total Liabilities...........................................................           19,369,000            20,328,000
 Commitments and contingencies                                                                ------------          ------------
 Stockholders' investment:
     Common stock, par value $.01 per share, 6,963,346 shares issued.................               70,000                69,000
     Additional paid-in capital......................................................           27,864,000            27,763,000
     Cumulative translation adjustment...............................................              (82,000)             (136,000)
     Retained deficit................................................................          (21,814,000)          (17,738,000)
     Treasury stock, 17,902 shares held in 1996......................................                   --              (107,000)
                                                                                              ------------          ------------
         Total Stockholders' Investment..............................................            6,038,000             9,851,000
                                                                                              ------------          ------------
         Total Liabilities and Stockholders' Investment..............................         $ 25,407,000          $ 30,179,000
                                                                                              ============          ============

The accompanying notes are an integral part of these statements.

--------------------------------------------------------------------------------
- 12 -   Environmental Elements Corporation

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

-------------------------------------------------------------------------------------------------------------------------------
for the years ended March 31,                                                       1997             1996              1995
===============================================================================================================================
Cash flows from operating activities:
    Net income (loss)......................................................     $(4,015,000)     $(3,504,000)      $    37,000
    Non-cash items:
        Depreciation and amortization......................................         764,000        1,242,000           969,000
        Gain on disposal of discontinued operations,
           net of provision for income taxes...............................              --         (351,000)       (2,105,000)
        Deferred tax benefit  .............................................              --               --          (100,000)
        Stock contributions to savings plan................................          46,000           87,000           108,000
    (Increase) decrease in accounts and retainage receivable, net..........       3,710,000        8,428,000        (6,757,000)
    (Increase) decrease in unbilled contract costs and fees................      (1,423,000)       1,944,000        (3,234,000)
    Decrease  in inventories...............................................         484,000          783,000            78,000
    (Increase) decrease in prepaid expenses and other current assets...            (843,000)        (755,000)            8,000
    Increase (decrease) in accounts payable................................      (2,462,000)      (7,032,000)        7,110,000
    Increase (decrease) in billings in excess of contract costs and fees..         (731,000)         678,000        (1,494,000)
    Increase (decrease) in accrued payroll and related expenses............         (57,000)        (461,000)          210,000
    Decrease in accrued and other current liabilities......................         (59,000)      (2,760,000)         (425,000)
    Decrease in net liabilities of discontinued operations.................         (22,000)         (24,000)         (682,000)
    Increase (decrease) in other non-current liabilities...................          64,000         (425,000)         (278,000)
                                                                                -----------      -----------       -----------
          Net Cash Flows Used in Operating Activities......................      (4,544,000)      (2,150,000)       (6,555,000)
                                                                                -----------      -----------       -----------
Cash flows from investing activities:
    Proceeds from short-term investments...................................              --        2,815,000         3,437,000
    Purchases of property and equipment....................................         (99,000)        (901,000)       (1,984,000)
    Disposals of property and equipment, net...............................       1,596,000               --           200,000
    Proceeds from disposal of discontinued operations......................              --          351,000         3,287,000
    (Increase) decrease in other assets....................................          79,000         (613,000)          (33,000)
                                                                                -----------      -----------       -----------
          Net Cash Flows Provided by Investing Activities..................       1,576,000        1,652,000         4,907,000
                                                                                -----------      -----------       -----------
Cash flows from financing activities:
    Increase (decrease)  in borrowings under line of credit................       2,585,000         (865,000)          865,000
    Issuance of common stock...............................................         102,000               --                --
    Payments under capital lease obligation................................        (213,000)        (196,000)         (179,000)
    Change in cumulative translation adjustment............................          54,000          (65,000)           49,000
                                                                                -----------      -----------       -----------
          Net Cash Flows Provided by (Used in) Financing Activities .......       2,528,000       (1,126,000)          735,000
                                                                                -----------      -----------       -----------
          Net Decrease in Cash and Cash Equivalents........................        (440,000)      (1,624,000)         (913,000)

Cash and Cash Equivalents, beginning of year...............................       2,124,000        3,748,000         4,661,000
                                                                                -----------      -----------       -----------
Cash and Cash Equivalents, end of year.....................................     $ 1,684,000      $ 2,124,000       $ 3,748,000
                                                                                ===========      ===========       ===========

The accompanying notes are an integral part of these statements.

--------------------------------------------------------------------------------
                                     Environmental Elements Corporation   - 13 -

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

                                             --------------------------------------------------------------------------------
                                                                      Additional     Cumulative      Retained
                                              Common     Treasury      Paid-in      Translation      Earnings
Changes in Amounts                             Stock      Stock        Capital       Adjustment     (Deficit)       Total
                                             ================================================================================
Balance, March 31, 1994                      $ 69,000   $(445,000)   $27,763,000    $(120,000)   $(14,128,000)   $13,139,000
Net income................................         --          --             --           --          37,000         37,000
Issuance of common stock from treasury
   under employee savings plan ...........         --     151,000             --           --         (43,000)       108,000
Translation adjustment....................         --          --             --       49,000              --         49,000
                                             --------   ---------    -----------    ---------    ------------    -----------
Balance, March 31, 1995                        69,000    (294,000)    27,763,000      (71,000)    (14,134,000)    13,333,000
Net loss..................................         --          --             --           --      (3,504,000)    (3,504,000)
Issuance of common stock from treasury
   under employee savings plan............         --     187,000             --           --        (100,000)        87,000
Translation adjustment....................         --          --             --      (65,000)             --        (65,000)
                                             --------   ---------    -----------    ---------    ------------    -----------
Balance, March 31, 1996                        69,000    (107,000)    27,763,000     (136,000)    (17,738,000)     9,851,000
Net loss..................................         --          --             --           --      (4,015,000)    (4,015,000)
Issuance of common stock from treasury
    under employee savings plan...........         --     107,000             --           --         (61,000)        46,000
Issuance of common stock..................      1,000          --        101,000           --              --        102,000
Translation adjustment....................         --          --             --       54,000              --         54,000
                                             --------   ---------    -----------    ---------    ------------    -----------
Balance, March 31, 1997                      $ 70,000   $      --    $27,864,000    $ (82,000)   $(21,814,000)   $ 6,038,000
                                             ========   =========    ===========    =========    ============    ===========


Changes in Common Shares

Balance, March 31, 1994                                                6,832,366
Issuance of common stock from treasury
  under employee savings plan.................................            29,840
                                                                       ---------
Balance, March 31, 1995                                                6,862,206
Issuance of common stock from treasury
  under employee savings plan.................................            40,116
                                                                       ---------
Balance, March 31, 1996                                                6,902,322
Issuance of common stock from treasury
  under employee savings plan.................................            17,902
Issuance of common stock......................................            43,122
                                                                       ---------
Balance, March 31, 1997                                                6,963,346
                                                                       =========

The accompanying notes are an integral part of these statements.

--------------------------------------------------------------------------------
- 14 -   Environmental Elements Corporation

-------------------==========================================-------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Organization and Business
   The Company (incorporated in Delaware on March 15, 1983) designs and supplies proprietary, large-scale, custom-engineered air pollution control systems which enable customers to operate their facilities in compliance with regulatory standards limiting particulate and gaseous emissions.
   The Company's operations depend, among other things, upon the ability to generate sufficient revenues and gross margins in a competitive market from a limited number of clients in specific industries. Future operations may be affected by the level of orders available in the market and obtained by the Company and its ability to generate sufficient gross margins.


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


Cash and Cash Equivalents
   Cash equivalents consist primarily of investments in short-term, highly liquid securities having an original maturity of three months or less at the time of acquisition. Cash and cash equivalents are stated at cost plus accrued interest, which approximates market value. As of March 31, 1997 and 1996, $963,000 and $571,000, respectively, of repurchase agreements were included in this caption.


Accounts and Retainage Receivable
   As of March 31, 1997 and 1996, accounts and retainage receivable, net of allowance for doubtful accounts, include current accounts receivable of $5,817,000 and $7,788,000, respectively, and retainage of $500,000 and $2,239,000, respectively. All retainages as of March 31, 1997 become due in fiscal 1998, based on applicable contract terms.


Long-Term Contracts
   The Company records sales from long-term contracts using the percentage-of-completion method. Under this method, the Company recognizes as sales that portion of the total contract price which the cost of work completed bears to the estimated total cost of the work covered by the contract. Because contracts may extend over more than one fiscal period, revisions of cost and profit estimates are made periodically and are reflected in the accounting period in which they are determined. If the estimate of total costs on a contract indicates a loss, the total anticipated loss is recognized immediately.
   Unbilled contract costs and fees represent sales recognized in excess of amounts billed. All unbilled contract costs and fees are expected to be collected in fiscal 1998. Billings in excess of contract costs and fees represent billings in excess of sales recognized.
   The Company provides for warranty expenses on contracts based on estimates which take into account historical experience. Warranty expenses are included in cost of sales and in accrued and other current liabilities, respectively, in the accompanying consolidated financial statements.


Inventories
   Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories consist principally of purchased parts held for use in contracts and as spare parts.

--------------------------------------------------------------------------------
                                     Environmental Elements Corporation   - 15 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Property and Equipment
   Major improvements are capitalized at cost, while replacements and maintenance and repairs which do not improve or extend the life of the affected assets are charged to expense as incurred. Depreciation and amortization of property and equipment are computed on the straight-line method over estimated useful lives of three to forty years by major asset class.


Other Assets
   In December 1995, the Company made a strategic investment in an international joint venture. Certain costs incurred to establish licenses and acquire plant designs, equipment, and other assets have been recorded as other assets in the accompanying balance sheet and are being amortized over the life of the related equipment and agreements of 5 to 12 years. As of March 31, 1997 and 1996, costs related to the joint venture included in other assets totaled approximately $796,000 and $581,000, respectively.


Financial Instruments
   Financial instruments as of March 31, 1997 and 1996, consist of cash and cash equivalents, accounts and retainage receivables, borrowings under line of credit, accounts payable, accrued expenses and capital lease obligation, as to all of which the carrying amounts approximate fair value.


Income Taxes
   The Company provides for income taxes using the liability method pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." Deferred income taxes are provided for temporary differences arising between the tax basis of assets and liabilities and their respective book basis as reported in the financial statements. Because the Company has operated at a loss, income taxes are not material to the financial statements.


Per Share Data
   Per share data has been presented on a fully diluted basis and is based upon the weighted average number of shares of common stock outstanding during each year. Primary per share data for each of the three years ended March 31, 1997, 1996 and 1995 was equal to fully diluted income per share data.
   The weighted average number of shares used in the computations of per share data for each of the years ended March 31, 1997, 1996 and 1995 totaled 6,924,000, 6,880,000, and 6,869,000, respectively.


Reclassification
   Certain reclassifications have been made to the prior year's financial statements in order to conform with current year presentations.


New Accounting Standards
   In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 is effective for financial statements with fiscal years beginning after December 15, 1995. The adoption of SFAS No. 121 as of April 1, 1996 had no impact on the Company's financial position or results of operations.

   In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation." With respect to stock options granted to employees, SFAS No. 123 permits companies to continue using the accounting method promulgated by the Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," to measure compensation expense or to adopt the fair value based method prescribed by SFAS No. 123. If APB No. 25's method is

--------------------------------------------------------------------------------
- 16 -   Environmental Elements Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

continued, pro forma disclosures are required as if SFAS No. 123 accounting provisions were followed. Management has elected to continue to measure compensation expense under APB No. 25, with pro forma footnote disclosures of the expense under the SFAS No. 123 method. (See Note 5.)
   During February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earning Per Share," which becomes effective for financial statements issued for periods ending after December 15, 1997, and as to which early adoption is not permitted. Under SFAS No. 128, a company will be required to disclose basic earnings per share (with the principal difference from current disclosure being that the dilutive effect of common stock equivalents will not be considered in the compilation of basic earnings per share) and diluted earnings per share, which is equal to the current data presented on a fully diluted basis. The adoption of this pronouncement will require restatement of all prior-period earnings per share data presented.

Note 2
DISCONTINUED OPERATIONS
   Prior to fiscal year 1990, the Company adopted plans to dispose of the Sound Control Systems division (SCS) and the Water Treatment Privatization Project. As a result, the accompanying consolidated financial statements include only the Company's Air Pollution Control Systems business in continuing operations.
   During fiscal year 1995, the Company sold its Water Treatment Privatization Project. The Company retained certain operating responsibilities and contingent liabilities until final turnover of the plant which took place in fiscal 1997. During fiscal 1996, the Company received an additional payment of $351,000 in connection with this sale. The 1995 gain on the transaction and the 1996 additional payment have been recorded in the "Gain on disposal of discontinued operations, net" caption in the Consolidated Statements of Operations. No further material payments are expected in connection with this transaction.

Note 3
CREDIT FACILITY
   The Company and its subsidiaries have a bank credit facility, secured by certain assets, and provides for revolving line of credit borrowings and letters of credit issuances of up to $7,000,000, with interest charges at the bank's prime rate plus 1/2% (9.0% at March 31, 1997). At March 31, 1997, borrowings of $2,585,000 were outstanding under this facility, and a total of $1,866,000 of letters of credit were outstanding. The credit facility expires on October 25, 1998. Under the provisions of the credit facility, the Company must comply with certain financial and other covenants. At March 31, 1997, the Company was in compliance with, or had obtained waivers for these covenants, through April 1, 1998.
   During fiscal years 1997, 1996, and 1995, the maximum borrowings under lines of credit totaled $5,500,000, $4,365,000, and $3,020,000, respectively. Average borrowings during such years were $3,615,000, $1,363,000, and $898,000, and the weighted average interest rates on such borrowings were 8.8%, 9.0%, and 7.7% in fiscal years 1997, 1996 and 1995, respectively.

Note 4
INCOME TAXES
   As of March 31, 1997, the Company had available, for Federal tax purposes, estimated net operating loss carryforwards of approximately $ 22,285,000 to offset future taxable income. The carryforwards will expire between 2008 and 2011. As of March 31, 1997, the Company also had an alternative minimum tax credit carryforward of approximately $498,000 which has no expiration date. As of March 31, 1997 and 1996, the Company had alternative minimum tax net operating loss carryforwards of approximately $21,829,000 and $16,650,000, respectively.
   The provisions for income taxes included in results from continuing operations as well as provisions in the amount of $100,000 in 1995 included in the gain from disposition of discontinued operations are primarily related to current state income taxes.

--------------------------------------------------------------------------------
                                     Environmental Elements Corporation   - 17 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

   The reconciliation of the provision for income taxes computed at statutory rates to the provision for income taxes provided on loss from continuing operations consists primarily of a valuation reserve equal to Federal taxes at the statutory rate, since the recovery of tax loss carryforwards is dependent on profitable future operations. Other reconciling items are not material to the financial statements.
   The significant components of the deferred tax asset (liability), stated by source of the difference between financial accounting and tax basis as of March 31, 1997 and 1996 are as follows:
   Deferred income tax assets (liabilities):
--------------------------------------------------------------------------------
                                                          1997          1996
================================================================================
   Operating loss carryforward and tax credits ....  $ 9,096,000   $ 6,988,000
   Reserves, accrued liabilities and other.........      513,000     1,060,000
   Valuation allowance.............................   (9,525,000)   (7,712,000)
   Property, plant, equipment and other............     (284,000)     (536,000)
                                                     ------------  ------------
        Net deferred income tax liability..........  $  (200,000)  $  (200,000)
                                                     ============  ============

Note 5
EMPLOYEE BENEFIT PLANS


Pension Plan
   The Company maintains a defined benefit pension plan covering the majority of employees. Contributions to the plan are based on the actuarially determined costs thereof, and the Company's funding policy has been to contribute an amount at least sufficient to meet the funding standards under the Employee Retirement Income Security Act of 1974. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.
   Pension expense for the years ended March 31, 1997, 1996, and 1995 consisted of:
--------------------------------------------------------------------------------
                                           1997          1996        1995
================================================================================
   Service............................  $ 360,000    $ 322,000    $ 494,000
   Net amortization and deferral......    122,000      120,000     (543,000)
   Interest cost......................    644,000      620,000      527,000
   Actual return on asset.............   (733,000)    (722,000)     (21,000)
                                        ----------   ----------   ----------
        Net pension expense...........  $ 393,000    $ 340,000    $ 457,000
                                        =========    ==========   ==========

   The funded status of the Plan as of the most recent actuarial valuation was:

------------------------------------------------------------------------------------------------------------------
                                                                                           12/31/96     12/31/95
==================================================================================================================
   Actuarial present value of benefit obligations:
   Accumulated benefit obligation, including vested benefits of
       $8,221,000 and $7,657,000 in 1997 and 1996, respectively.........................  $8,428,000   $7,817,000
   Projected benefit obligation for services rendered to date...........................  $8,777,000   $8,149,000
   Plan assets, consisting primarily of fixed income investments, at fair value.........   8,999,000    7,884,000
   Projected benefit obligation less than or (in excess of) plan assets.................     222,000     (265,000)
                                                                                          ----------   -----------
   Unrecognized net loss from past experience different from that assumed
       and changes in assumptions.......................................................     567,000      623,000
   Prior service cost not yet recognized in net periodic cost...........................     310,000      358,000
   Unrecognized net asset at transition.................................................          --      (23,000)
                                                                                          ----------   -----------
   Prepaid pension cost.................................................................  $1,099,000   $  693,000
                                                                                          ==========   ===========

   For purposes of determining the actuarial present value of the projected benefit obligation, weighted average discount rates of 8.1% were used in 1997 and 1996. Rates of increase in future compensation levels between 3.5% and 6.5%, and an 8% expected long-term rate of return on plan assets were assumed for both years.

--------------------------------------------------------------------------------
- 18 -   Environmental Elements Corporation

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Savings Plan
   The Company's Retirement Savings Plan (the "Savings Plan") is qualified under sections 401(a) and 401(k) of the Internal Revenue Code. All employees of the Company are eligible to participate in the Savings Plan upon completion of six months of employment. Under the Savings Plan's salary deferral provisions, participating employees may elect to defer specified portions of their compensation. Elective contributions made by employees are fully vested at all times. The Company makes matching contributions in the form of shares of common stock at the rate of 50% of the first 3% of each participant's compensation which is deferred for each calendar year. Employees fully vest in Company contributions after the completion of five years of service. Contributions by the Company were $83,000, $87,000, and $107,000 in 1997, 1996, and 1995, respectively.


Stock Option Plan
   The Company's Stock Option plan authorizes the granting to employees of options to purchase up to an aggregate of 650,000 shares of common stock at prices not less than fair market value at the date of grant. Options prior to 1995 may not be exercised during the first year after grant, and generally thereafter 20% of the options granted become exercisable on each of the first through fifth anniversaries of grant. For options granted after 1995, 20% are exercisable immediately along with 20% on each of the four anniversaries. Options granted expire between five and ten years from the date of grant. As of March 31, 1997, the weighted average exercise price for outstanding options was $3.74 per share and expiration dates ranged from December 21, 1999 to July 31, 2005. The options price range per share is $2.13 to $17.00.
   Changes in outstanding stock options during the year were:


--------------------------------------------------------------------------------
                                       1997          1996         1995
================================================================================
   Outstanding March 31,........     515,000       465,000      396,000
   Granted......................     181,000        83,000      102,000
   Exercised....................     (11,000)           --           --
   Cancelled....................    (254,000)      (33,000)     (33,000)
                                    ---------      --------     --------
   Outstanding March 31,........     431,000       515,000      465,000
                                    =========      ========     ========

   There were options for a total of 185,000 shares exercisable as of March 31, 1997 at a weighted average price of $4.44 per share.
   The Company has computed for pro forma disclosure purposes the value of all compensatory options granted during fiscal year 1996 and 1997, using Black-Scholes option pricing model as prescribed by SFAS No. 123. Assumptions used for the pricing model include 6.0% for the risk-free interest rate for 1996 and 1997, expected lives of 5 years, expected dividend yield of 0% each year and expected volatility of 61% each year. Options were assumed to be exercised upon vesting for the purposes of this valuation. Adjustments are made for options forfeited prior to vesting. Had compensation costs for compensatory options been determined consistent with SFAS No. 123, the Company's pro forma net loss would have been $(4,106,000) and $(3,532,000) in fiscal years 1997 and 1996, respectively. Pro forma loss per share would have been $(0.59) and $(0.51) in fiscal years 1997 and 1996, respectively.

Note 6
COMMITMENTS AND CONTINGENCIES


Commitments
   The principal office facilities of the Company and its subsidiaries are occupied under a lease expiring in January 2002, with bargain renewal periods extending to January 2037. The lease has been capitalized

--------------------------------------------------------------------------------
                                     Environmental Elements Corporation   - 19 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

using an 8.9% interest rate. Principal and interest on this lease commitment are being amortized using the effective-interest method.
   Future payments under the office building lease are $445,000 per year through 2002, and total, with bargain renewal options, $7,293,000. Of this amount, $4,631,000 represents imputed interest and the balance of $2,662,000 as of March 31, 1997 is included in the consolidated financial statements as a current liability ($213,000) and a long-term capital lease obligation ($2,449,000).
   The Company and certain subsidiaries use office facilities and equipment under operating leases. Rent expense for the years ended March 31, 1997, 1996, and 1995 totaled $191,000, $155,000, and $146,000, respectively.


Litigation
   The Company is, from time to time, a party to various legal actions arising in the ordinary course of its business, some of which may involve claims for substantial sums. In management's opinion, the resolution of these matters will not have a material adverse effect on the Company's financial position.


Post-Employment Benefits
   The Company provides limited health care and life insurance benefits for certain employees upon retirement. In addition, employees terminated in connection with the elimination of manufacturing operations in prior years were eligible to receive certain health care and life insurance benefits upon termination. These benefit plans are not funded.
   The Company has determined that the total liability for post-retirement and post-termination health care and life insurance benefits at March 31, 1997, 1996, and 1995 was $301,000, $211,000, and $594,000, respectively. The accrual is determined by application of the terms of the current benefit plans, effects of Medicare for eligible employees, relevant actuarial assumptions and health-care cost trend rates projected at an annual rate of 5%. A 1% increase in the annual trend rate would increase the accumulated post-retirement benefit obligation by approximately $6,000; the annual costs would not be materially affected. There is no effect on cash flow as a result of current recognition of future post-retirement benefits.


Concentration of Credit Risk and Major Customers
   As of March 31, 1997, approximately 63% of the Company's accounts and retainages receivable were due from companies in the pulp and paper industry and 13% were due from companies in the power industry. Three customers accounted for 33% of the Company's sales in fiscal 1997; one customer accounted for 21% of the Company's sales in fiscal 1996; another customer accounted for 10% of the Company's sales in fiscal year 1995.

Note 7
RESTRUCTURING CHARGES

   During fiscal year 1996, the Company recorded a restructuring charge of $951,000 reflecting a series of actions the Company took which included the relocation of its aftermarket operations from Jeffersonville, Indiana to its office in Baltimore, the de-emphasis of direct hire fabrication and construction activities and a corresponding emphasis on its aftermarket parts, services and materials businesses, and the closing of its office in the United Kingdom. During fiscal year 1997, the Company identified costs associated with those matters of $2.2 million in excess of the amount recorded as a restructuring charge in fiscal year 1996. Accordingly, the Company recorded an additional charge of $2.2 million during fiscal year 1997 which represents the excess of expected final costs (related primarily to loss on disposition of property and cessation of operations) over costs estimated in fiscal year 1996. The sale of the facilities took place during the first quarter of fiscal year 1998. As of March 31, 1997, a restructuring reserve of approximately $122,000 remained and is included in accrued and other current liabilities in the accompanying balance sheet.

--------------------------------------------------------------------------------
- 20 -   Environmental Elements Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 8
ACQUISITION
   In fiscal year 1995, the Company acquired certain assets of Field Service Associates, Inc., which provides construction, repair and replacement parts services for air cleaning equipment. The cash purchase was completed for a cost of $314,000.

Note 9
SUPPLEMENTAL CASH FLOW INFORMATION
   In non-cash financing transactions, the Company issued 17,902 treasury shares, 40,116 treasury shares, and 29,840 treasury shares in fiscal 1997, 1996, and 1995, respectively, as matching contributions under its Savings Plan. As a result, retained earnings decreased $61,000, $100,000, and $43,000 in 1997, 1996 and 1995, respectively.
   Amounts paid for interest during the years ended March 31, 1997, 1996, and 1995 were $615,000, $360,000, and $392,000, respectively. Amounts paid for income taxes in fiscal year 1997 and 1996 were $14,000 and $133,000, respectively. In fiscal year 1995, the Company had a net tax cash benefit of $30,000.

Note 10
QUARTERLY AND SELECTED FINANCIAL DATA [UNAUDITED]

----------------------------------------------------------------------------------------------------------------
   fiscal year 1997 quarters ended                       3/31/97       12/31/96        9/30/96        6/30/96
================================================================================================================
   Sales.............................................  $11,835,000    $10,062,000    $11,784,000    $13,973,000
   Gross profit......................................    2,097,000        856,000      1,440,000      2,238,000
   Net income (loss).................................  $    51,000    $(3,469,000)   $  (642,000)   $    45,000
   Income (loss) per share
     Continuing operations...........................  $       .01     $     (.50)   $      (.09)   $       .01
     Net income (loss) per share.....................  $       .01     $     (.50)   $      (.09)   $       .01

   Stock price.......................................
       High..........................................      $ 3-3/4        $ 2-5/8        $ 2-5/8        $ 2-1/2
       Low...........................................      $ 2-1/8        $ 2-1/4        $ 2-1/4        $ 1-5/8


----------------------------------------------------------------------------------------------------------------
   fiscal year 1996 quarters ended                       3/31/96        12/31/95       9/30/95        6/30/95
================================================================================================================
   Sales.............................................  $13,604,000     $12,830,000   $16,085,000    $18,695,000
   Gross profit......................................    1,488,000       1,934,000     1,405,000      1,794,000
   Net income (loss) ................................  $  (437,000)    $  (206,000)  $(2,252,000)   $  (609,000)
   Income (loss) per share
     Continuing operations...........................  $      (.06)    $      (.03)  $      (.33)   $      (.14)
     Discontinued operations.........................           --              --            --            .05
   Net income (loss) per share.......................  $      (.06)    $      (.03)  $      (.33)   $      (.09)

   Stock price.......................................
       High..........................................      $ 2-5/8         $ 2-1/4       $ 3-1/2        $ 3
       Low...........................................      $ 2             $ 1-5/8       $ 2            $ 2-1/2

--------------------------------------------------------------------------------
                                     Environmental Elements Corporation   - 21 -

--------------====================================================--------------
              MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


   The consolidated financial statements of Environmental Elements Corporation and subsidiaries have been prepared by the Company in accordance with generally accepted accounting principles. The financial information presented is the responsibility of management and accordingly includes amounts upon which judgment has been applied, or estimates made, based on the best information available.
   The financial statements have been audited by Arthur Andersen LLP, independent public accountants, for each of the three years in the period ended March 31, 1997.
   The consolidated financial statements, in the opinion of management, present fairly the financial position, results of operations and cash flows of the Company as of the stated dates and for the stated periods in conformity with generally accepted accounting principles. The Company believes that its accounting systems and related internal controls used to record and report financial information provide reasonable assurance that financial records are reliable and that transactions are recorded in accordance with established policies and procedures.


   /s/ E. H. Verdery
   -----------------------
   E. H. Verdery
   Chairman and
   Chief Executive Officer


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Board of Directors and Shareholders of
Environmental Elements Corporation:

   We have audited the accompanying consolidated balance sheets of Environmental Elements Corporation (a Delaware corporation) and subsidiaries as of March 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' investment and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Environmental Elements Corporation and subsidiaries as of March 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.

                                       /s/ Arthur Andersen LLP


Baltimore, Maryland
May 19, 1997

--------------------------------------------------------------------------------
- 22 -   Environmental Elements Corporation

----------------------====================================----------------------
                      SELECTED CONSOLIDATED FINANCIAL DATA
--------------------------------------------------------------------------------

                      SELECTED CONSOLIDATED FINANCIAL DATA

------------------------------------------------------------------------------------------------------------------------------------
for the years ended March 31,                            1997             1996             1995            1994             1993
====================================================================================================================================
Consolidated Statements of Operations Data

Sales............................................    $47,654,000      $61,214,000      $77,923,000     $72,567,000     $ 80,721,000
Cost of sales....................................     41,023,000       54,593,000       69,100,000      65,946,000       78,179,000
                                                     -----------      -----------      -----------     -----------     ------------
        Gross Profit.............................      6,631,000        6,621,000        8,823,000       6,621,000        2,542,000
                                                     -----------      -----------      -----------     -----------     ------------
Selling, general & administrative expense........      7,807,000        9,024,000       10,679,000      11,698,000       12,930,000
Restructuring charge.............................      2,215,000          951,000               --       1,815,000        1,039,000
                                                     -----------      -----------      -----------     -----------     ------------
                                                      10,022,000        9,975,000       10,679,000      13,513,000       13,969,000
                                                     -----------      -----------      -----------     -----------     ------------
        Operating Loss...........................     (3,391,000)      (3,354,000)      (1,856,000)     (6,892,000)     (11,427,000)

Interest and other expense, net .................       (624,000)        (501,000)        (179,000)        104,000           78,000
                                                     -----------      -----------      -----------     -----------     ------------
        Loss from continuing
           operations before Income Taxes........     (4,015,000)      (3,855,000)      (2,035,000)     (6,788,000)     (11,349,000)
 Provision for income tax .......................             --               --           33,000          57,000           54,000
                                                     -----------      -----------      -----------     -----------     ------------
        Loss from
          continuing operations..................     (4,015,000)      (3,855,000)      (2,068,000)     (6,845,000)     (11,403,000)
Net effect of discontinued operations............             --          351,000        2,105,000          41,000          676,000
Cumulative effect of change
   in accounting principle.......................             --               --               --              --         (515,000)
                                                     -----------      -----------      -----------     -----------     ------------

        Net Income (Loss)........................    $(4,015,000)     $(3,504,000)     $    37,000     $(6,804,000)    $(11,242,000)
                                                     ===========      ===========      ===========     ===========     ============

Earnings per share:
        From Continuing Operations...............    $     (0.58)     $     (0.56)     $     (0.30)    $     (0.99)    $      (1.62)
        Net Income (Loss)........................    $     (0.58)     $     (0.51)     $      0.01     $     (0.98)    $      (1.60)
Average shares outstanding.......................      6,924,000        6,880,000        6,869,000       6,912,000        7,035,000

Balance Sheet Data
Working capital..................................    $ 1,559,000      $ 3,267,000      $ 7,670,000     $ 8,864,000     $ 16,898,000
Total assets.....................................     25,407,000       30,179,000       45,234,000      39,173,000       53,149,000
Short-term debt..................................      2,798,000          195,000        1,044,000         164,000          150,000
Long-term debt ..................................      2,449,000        2,662,000        2,858,000       3,037,000        3,201,000
Stockholders' investment.........................    $ 6,038,000      $ 9,851,000      $13,333,000     $13,139,000     $ 20,276,000
                                                     ===========      ===========      ===========     ===========     ============

--------------------------------------------------------------------------------
                                     Environmental Elements Corporation   - 23 -

--------------------========================================--------------------
                    BOARD OF DIRECTORS AND SENIOR MANAGEMENT
--------------------------------------------------------------------------------


                       ----------------------------------





                            [Photograph appears here]





                       ----------------------------------

BOARD OF DIRECTORS

Fred Hittman+*                                 Richard E. Hug+*++                     Russell R. Jones+*
President & Chief Executive Officer            Chairman Emeritus                      Former General Manager
Hittman Materials &                            Environmental Elements                 Bethlehem Steel Company
Medical Components, Inc.                       Corporation                            Sparrows Point Plant


Samuel T. Woodside+*++                         John C. Nichols                        F. Bradford Smith*++
President & Chief Executive Officer            Secretary                              Former Chairman of the Board
Energy Controls International                  Environmental Elements                 Environmental Elements
                                               Corporation                            Corporation

Edward H. Verdery++
Chairman & Chief Executive Officer
Environmental Elements Corporation

(+) Audit Committee                          (*) Compensation Committee             (++) Strategic Planning Committee

SENIOR MANAGEMENT

Edward H. Verdery                              S. Michael Dunseith                    James B. Sinclair
Chairman & Chief Executive Officer             Senior Vice President of               Vice President &
                                               Business Development                   Chief Financial Officer


                                                                                      Printed on Recycled Paper
                                                                                           [Recycled logo]


--------------------------------------------------------------------------------
- 24 -   Environmental Elements Corporation