Form 10-K, Exhibit 13
period 1998-03-31
ENVIRONMENTAL ELEMENTS CORP
filed 1998-06-25
CIK 863893

1998     Annual Report









EEC  [EEC LOGO]
     A breath of fresh air.











ENVIRONMENTAL ELEMENTS CORPORATION o THE LEADER IN AIR POLLUTION CONTROL TECHNOLOGY





Financial Highlights for the years ended March 31,      1998         1997
--------------------------------------------------------------------------------
(in thousands, except per share and employee data)

Continuing operations

   Bookings                                          $88,600      $44,000
--------------------------------------------------------------------------------
   Backlog                                            69,800       33,800
--------------------------------------------------------------------------------

   Sales                                              52,612       47,654
--------------------------------------------------------------------------------
   Operating income (loss)                               711       (3,391)
--------------------------------------------------------------------------------
   Net income (loss)                                     $50      $(4,015)
--------------------------------------------------------------------------------

Per share data
   Net income (loss)                                   $0.01       $(0.58)
--------------------------------------------------------------------------------

Cash and cash equivalents                               $958       $1,684
--------------------------------------------------------------------------------
Working capital                                        7,050        1,559
--------------------------------------------------------------------------------
Stockholders' investment                               6,265        6,038
--------------------------------------------------------------------------------
Current ratio                                           1.35x        1.09x
--------------------------------------------------------------------------------
Weighted average shares outstanding:

   Basic                                               6,990        6,924
--------------------------------------------------------------------------------
   Diluted                                             7,098        6,924
--------------------------------------------------------------------------------
Ending shares outstanding                              7,035        6,963
--------------------------------------------------------------------------------
Number of full-time employees                            131          134
--------------------------------------------------------------------------------





Environmental Elements Corporation has been a leading supplier of air pollution control systems and services for more than fifty years. The Company designs and supplies large-scale, custom-engineered equipment and systems that enable its customers to comply with governmental regulations limiting particulate and gaseous emissions.

As part of Koppers Company, Inc. from 1946 to 1983, we built a solid reputation as a premier supplier of air pollution control systems to the pulp and paper industry and developed a significant share in other industrial, municipal and power generation markets. Following a leveraged buyout led by senior management in 1983, EEC was taken public in 1990 and subsequently listed on the New York
Stock Exchange in 1991.

Throughout its long history, the Company has been on the leading edge of particulate control technology and has led the industry with many innovations in the design of electrostatic precipitators, fabric filters and scrubbing systems.
The Company continues to develop and refine its technologies and services in response to customer needs, while optimizing the quality, cost and performance of its air pollution control systems.

Today, Environmental Elements Corporation is North America's leader in particulate removal and is gaining strength in the international marketplace.
The Company is well positioned to benefit from the regulatory and economic trends in the global power and industrial markets.

Environmental Elements Corporation
3700 Koppers Street o Baltimore MD 21227
410-368-7000 o 800-333-4331

      Contents
--------------------------------------------------------------------------------
  1   To Our Shareholders
--------------------------------------------------------------------------------
  4   New Directions
--------------------------------------------------------------------------------
  8   Going the Distance
--------------------------------------------------------------------------------
 10   Management's Discussion and Analysis
--------------------------------------------------------------------------------
 12   Consolidated Financial Statements
--------------------------------------------------------------------------------
 16   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
 22   Management's Responsibility for
      Financial Statements
--------------------------------------------------------------------------------
 23   Report of Independent Public Accountants
--------------------------------------------------------------------------------
 24   Selected Consolidated Financial Data
--------------------------------------------------------------------------------
 25   Board of Directors and Senior Management
--------------------------------------------------------------------------------
 25   General Information
--------------------------------------------------------------------------------

[EEC NYSE LOGO]



To Our Shareholders:

The past year was exceptional in many respects for Environmental Elements
Corporation. Profitable growth and financial stability have been our primary focus for several years. We are very happy to report that EEC has returned to profitability and our contract bookings have increased by more than 100 percent.
A continuing program of productivity improvements and innovation in our core technologies, plus a focused market strategy, has driven the success of our recovery efforts. As a result, we are now adding new strategic direction to our vision of the future.

Leading the way
          to a cleaner, more profitable
          future...what's more--we've
          patented it.

Bookings Double, Profitability Returns--Recovery Complete

         Sales for the fiscal year grew by 10 percent and for the first time in three years we earned a profit. More importantly, EEC's total bookings doubled to $88 million, resulting in a backlog of unfilled orders that is the highest in six years.

         This recovery is the result of three strategic initiatives implemented over the past five years:

         o Deliver exceptional value to customers in key markets

         o Invest in new technologies

         o Expand international network

Deliver Exceptional Value to
Customers in Key Markets

         As our utility customers faced the impending challenges of deregulation, we intensified our focus on the domestic power generation market by reorienting our resources and differentiating our products and services to offer exceptional value.

         Our investment in the power market has paid off this year with large contracts from Wisconsin Electric and Duke Energy Corporation. More importantly, this resurgence in the power market is at least partly driven by economic factors as the utilities seek fuel flexibility to drive down their costs of electricity generation. EEC captured nearly half of the contracts available to us in this market during fiscal year
         1998.

         Innovative design features and our reputation for quality and service have enabled us to establish and maintain dominant positions in our target markets for air pollution control equipment. In the pulp and paper market, EEC has provided more than half of the particulate collection systems in North America for the past five years. The recovery in this market is beginning and we expect to maintain our dominance with a


                                          Environmental Elements Corporation   1




         continued focus on customer satisfaction and innovation. EEC also is the leading supplier of air pollution control equipment to the municipal solid waste incineration industry. Over the past five years, EEC has installed nearly one-third of the total equipment provided to the domestic municipal solid waste incineration market.

Invest in New Technologies

         We continued our substantial investment in the development of new technologies and innovative engineering applications. This area of our business has been particularly successful this past year with the award of two new patents and several research grants from the federal government. Most significant has been the success of our Fine
         Particulate Agglomerator(TM). We have proven this technology through several pilot projects and are anticipating a


-------------------------------------------------------------------------------------------------------------------------------
Fiscal Year           March 98                   February 98                   January 98                    December 97
   '98      o $3 million in contracts      o Signed international      o $2 million in contracts      o Contract for new fabric
              awarded from two pulp           license agreement          awarded from pulp and          filter received from
              and paper mills in the          in India                   paper industry                 Cornell University
              central United States        o $16 million contract      o $6 million contract          o Department of Defense
            o Patent awarded for the         from Duke Energy            from Duke Energy               awarded grant to
              Modulok(R) II dust plate       Corporation awarded         Corporation awarded            develop glow discharge
                                           o Patent received for       o $19 million awarded            plasma technology for
                                             the Fine Particulate        from Wisconsin Electric        equipment decontami-
                                             Agglomerator(TM)          o Third quarter earnings         nation
                                             development                 announced
-------------------------------------------------------------------------------------------------------------------------------
      November 97
-------------------------
o Contracts totaling
  $14 million awarded
  from Ogden Martin,
  Champion International,
  and International Paper


         full-scale commercial demonstration from our installation at Wisconsin Electric's Presque Isle Station during the current fiscal year. This technology will allow EEC to alter the dynamics in the current market for retrofitting existing particulate control equipment, as well as meet the needs driven by regulations for fine particulate.

         Several other high potential developments are underway that will provide valuable solutions to our customers as they face more stringent requirements to manage air pollution problems. EEC and our research staff have received notable attention from the study of glow discharge plasma technology


Sales and
Operating Income
(In millions $)


                  [GRAPH APPEARS HERE--SEE PLOT POINTS BELOW]


                            Sales    Operating Income (loss)
                   FY 94    72.6             -6.9
                   FY 95    77.9             -1.9
                   FY 96    61.2             -3.4
                   FY 97    47.7             -3.4
                   FY 98    52.6              0.7


         for sterilizing microorganisms. In late 1997, we were awarded a contract from the U.S. Department of Defense for the laboratory research phase of this program. EEC will hold the commercialization rights for this non-chemical alternative to decontaminate equipment exposed to dangerous chemical and biological agents. This is a potentially new market for EEC and we are excited about the applications glow discharge plasma technology can address.

Expand International Network

         We developed a network of international licensing and joint venture partners to penetrate high growth international markets for air pollution control equipment. This strategy strengthens and increases our participation in large, rapidly growing overseas markets for air pollution control equipment by combining our innovative engineering and proven technologies with our partners' local relationships.

         Our efforts have positioned us to command an increasing share in the international arena. During the year, we established licensing agreements with local partners in South Korea, India, Finland and Russia. EEC receives royalties by offering our technology and product experience in exchange for sales in the licensed territory. In addition to previous licensing agreements in China and Brazil, we anticipate that these new partners will contribute significantly to EEC's future results.

         World-class sources for material and labor are essential to meet the competitive pressures in these important global markets. Our manufacturing joint venture in China now produces components for delivery in China and other Pacific Rim locations, as well as for export to North America. Similar joint ventures are planned with other licensees.

2   Environmental Elements Corporation

Positioned for the Future

         We have seen a reduction of the excess capacity that has existed in our industry since the Clean Air Act Amendments of 1990 were issued. Much of the demand anticipated by our industry as a result of those requirements failed to develop. Consequently, several competitors have exited the market while EEC has retained its dominant share. As the market for our products and services increases in the next few years, we should see business conditions improve.

Looking Ahead

         EEC anticipates that the growth we have seen in bookings during fiscal year 1998 will continue well beyond the next few years for several reasons.


---------------------------------------------------------------------------------------------------------------------------------
October 97                       September 97               August 97                   July 97                      May 97
o $2 million in contracts    o Finnish licensee       o Three international     o EEC announced second       o Contracts totaling
  awarded from Florida         SF Cleanair awarded      licenses signed in        consecutive profitable       $8 million awarded
  Rock Industries and          contract for APC         South Korea, Finland      quarter                      by Black & Veatch
  Australian Kaolin            equipment                and Russia                                             and Lansing Board
o Second quarter earn-                                                                   June 97               of Water and Light
  ings announced (third                                                         o Chinese licensee
  consecutive profitable                                                          received two contracts
  quarter)                                                                        for APC equipment
---------------------------------------------------------------------------------------------------------------------------------

------------------------
April 97
o ADP 3200 Automatic
  Voltage Controller is
  introduced
------------------------


         The deregulation of the utility industry, which significantly delayed capital decision making especially for air pollution control equipment, has advanced materially. Economic drivers are in place to further accelerate the value we can bring to the utility market as they select their fuel strategy for the future. Our investment and success will continue to provide us with the opportunity to expand our role in this important and global market. Our continued dominance in the pulp and paper and municipal solid waste markets will produce improved results as those markets recover over the next several years. Many of the implementation uncertainties presented by the 1990 Clean Air Act


Bookings and
Backlog
(In millions $)


                  [GRAPH APPEARS HERE--SEE PLOT POINTS BELOW]


                                   Bookings  Backlog
                            FY 94    64.7     40.4
                            FY 95    79.3     41.5
                            FY 96    57.1     37.4
                            FY 97    44       33.8
                            FY 98    88.6     69.8





                            [PHOTOGRAPH APPEARS HERE]





                                        Edward H. Verdery


         Amendments have been resolved. As a result, we expect additional compliance decisions in our markets to be made in the near term. Our customers are demanding new technologies and services and EEC is one of the few companies producing these solutions. The Fine Particulate Agglomerator(TM) can solve current and future particulate control problems in both the power and industrial markets.

         Our demonstrated ability to develop and commercialize innovative technologies, coupled with our reputation for reliability and service, ensures that Environmental Elements will remain in a leadership role for the current domestic expansion, as well as the globalization of the air pollution control market already underway.

         Finally, our success is attributable to the professionalism and dedication of our people. From our Board of Directors to our support staff, EEC is blessed with the best. We look forward, with confidence and anticipation, to continued growth and financial success as we bring a breath of fresh air to our customers and value to our shareholders.

                         Sincerely,

                         /s/ E. H. Verdery
                         __________________________
                         E. H. Verdery
                         Chairman of the Board and
                         Chief Executive Officer

                         June 1998


                                          Environmental Elements Corporation   3

EEC's Circulating Dry
Scrubber(R) is a highly
efficient sulfur dioxide
removal system. The
system was installed
with a baghouse at the                     [PHOTOGRAPH APPEARS HERE]
Roanoke Valley Energy
Facility, owned by
Westmoreland-LG&E
Partners.

(C)Roger Miller--

New directions...
         Innovation and delivery of
         exceptional value help us
         dominate our markets.

         The growing need for power, changing regulatory atmosphere and sharpening fuel economies have enforced market changes that have permitted the Company the freedom to develop new technologies and design creative solutions for our customers' problems. EEC has intensified its focus on our core markets--power generation, pulp and paper manufacturing and other industrial applications--by anticipating our customers' needs, developing high value air pollution control systems and providing reliable service. No other company has EEC's experience, innovative track record or market share. We stand at the threshold of a bright future.

Power Generation

         During the year, EEC won almost half of the power market contracts on which we bid. Duke Energy Corporation awarded EEC with contracts to install a new electrostatic precipitator and to convert three other precipitators. Wisconsin Electric also selected us to provide a new pulse jet baghouse to service four boilers. The Lansing Board of Water and Light selected us to install a new electrostatic precipitator to provide the flexibility to burn a variety of lower cost fuels. Ogden Martin Systems awarded EEC with a contract to retrofit a spray dryer absorber and fabric filter to remove acid gases from a waste-to-energy incinerator plant in Florida.

         As the global power generation markets surge ahead, EEC is keeping pace by helping utilities keep their compliance costs low and improve their operational productivity. In North America, competitive pressures due to electric utility deregulation and the need for fuel flexibility have totally changed the power generation industry in just a few years. EEC helps our customers by providing low-cost, technologically superior solutions to meet regulatory requirements. The Company's in-depth experience with the wide range of coal grades used by utilities provides us with the application knowledge to optimize the performance of our equipment.


4   Environmental Elements Corporation

Pulp and Paper and Other Industrial

         The pulp and paper industry has historically been one of the largest markets for particulate control equipment. EEC has installed over 500 electrostatic precipitators at pulp and paper plants in North America, making it the leading supplier of particulate emission control systems to this industry. Because we have established long-standing relationships, in many cases covering 30 years, EEC is considered the preferred supplier of particulate control devices to the pulp and paper industry. Due to the long awaited resolution of the 1990 Clean Air Act Amendments, we are benefiting from a recovery in this industry. During the year, EEC received contracts from International Paper Company, Champion International, Fort James Corporation, Willamette and Harmac Pacific. We further expect new orders as the impact of these regulations is realized and pulp and paper companies can plan for air pollution equipment purchases, upgrades and repairs. Our new Fine Particulate Agglomerator(TM) will provide measurable benefits to the market by reducing particulate from recovery boilers at dramatically lower cost.

         In addition, EEC is focusing on other industrial applications in the cement, steel and petrochemical industries. Cement maker Florida Rock Industries awarded EEC with a contract for two new precipitators. Malden Mills Industries, a maker of specialty fabrics, contracted with EEC to provide a wet electrostatic precipitator.


                  Fine Particulate Agglomerator(TM) Technology

                             [DRAWING APPEARS HERE]


Our recently patented
Fine Particulate
Agglomerator(TM)
virtually eliminates
fine, submicron-
sized particulate
from the gaseous
emissions stream.

                                          Environmental Elements Corporation   5

Environmental
Elements Corporation's
corona discharge
program is being
tested as a method                       [PHOTOGRAPH APPEARS HERE]
to control volatile
organic compounds,
as well as sulfur
dioxide, mercury and
nitrogen oxides.
                                         Our strength is knowing how
                                         to apply our technology, along
                                         with producing, marketing
                                         and distributing our products.



         Research and development serves as the foundation for growth at Environmental Elements Corporation. Recognizing that value is added through innovation, the Company continues to invest heavily in its research operation. EEC has a long and successful history of introducing new products and services that respond to our customers' needs.

Technology

         In anticipation of the fine particulate requirements issued in 1997, EEC has changed the state of the art. Patented this year, the Fine Particulate Agglomerator(TM) is a breakthrough technology for the advanced control of fine, submicron-sized particles emitted from utility and industrial boilers.

         We received a second patent this year for our Modulok(R) II dust plate for precipitators, which can be customized, easily adapted to existing support systems and assembled at the site. An improvement to EEC's already patented Modulok(R) I system, this new dust collecting plate system is a more practical, efficient and lower cost alternative for international projects. EEC's Modulok(R) II can be made anywhere in the world and shipped to any global destination.

         Another innovation introduced this past year, the ADP 3200 Automatic Voltage Controller, continues our long history of applying microprocessor-based technology to voltage control for electrostatic precipitators. This advanced, software-based controller significantly enhances precipitator performance by providing adaptive programming capabilities.

         In early 1998, EEC entered into a Cooperative Research and Development Agreement with the U.S. Department

6   Environmental Elements Corporation
         of Energy to develop enhanced particulate removal capabilities for high temperature, high pressure applications. EEC's history of success in achieving high-efficiency particulate control will help in the commercial development of pressurized fluid bed combustion technology
         (PFBC). The future applications of PFBC technology will produce significant economic and environmental benefits, including reduced fuel consumption, reduced emissions of pollutants per unit of energy generated and lower generating costs.

         Still in the trial stage are two additional programs that will be ready for our markets in the near term. One project is focused on the control of volatile organic compounds by using high voltage to transform the compounds into harmless water vapor and carbon dioxide--a preferable alternative to the current control method of incineration. A second program involves combining our agglomerator and scrubbing technologies to address multi-pollutant removal of fine particles, mercury, sulfur dioxide and other acid gases. Both of these programs are in the test phase with very promising results received to date.

Diversifying Beyond
Air Pollution Control

         EEC has built its development efforts upon both imagination and world-class expertise. Our goal to continue to introduce change was recently rewarded when the U.S. Department of Defense awarded the Company a grant for the study of glow discharge plasma technology for sterilizing microorganisms. This technology is being developed in conjunction with the University of Tennessee as a non-chemical alternative to decontaminate surfaces that have been exposed to chemical or biological agents. The ability to sterilize contaminated surfaces goes far beyond military applications. Indoor air quality is a high potential market. EEC holds commercialization rights and is particularly interested in the medical, indoor air quality and other industrial applications of this technology.

             Decontamination Using Glow Discharge Plasma Technology


Glow Discharge
Plasma Technology
exposes micro-                            [DRAWING APPEARS HERE]
organisms to high
energy particles              Foods,           Production of        Indoor
in the Plasma.         especially Imported    Surgical Gowns,     Environments
Sterilization is              Foods            Bandages and     Microorganisms
accomplished                                      Wraps         in Filters and
through oxidation                                                    Ducts
of the micro-
organisms without
the use of chemical          Medical            Hospital           Biological
agents.                    Instruments          Surfaces        Warfare Agents

                                             GLOW DISCHARGE PLASMA

                                                   STERILIZED
                                                    SURFACES

                                         Environmental Elements Corporation    7

Operator making
precipitator collecting                        [PICTURE APPEARS HERE]
plates at EEC's joint
venture factory in
Bengbu, China. This
factory also manufac-
tures components for
export to the U.S. and
to other countries.

Going the distance...

                                               Expansion into international
                                               markets with our licensing
                                               and joint venture strategies
                                               presents great opportunities
                                               for substantial growth.

Making Global Air Pollution
Problems Our Business

         As the Pacific Rim, Eastern Europe, India and Latin America begin to address serious air pollution problems, the demand for our technology is accelerating. The need for power generation and other infrastructure improvements in developing countries is driving the demand. Recent statistics show that one-fourth of all premature deaths in China are attributable to pulmonary disease resulting from air pollution. With a population over one billion and an economy that is growing rapidly, China is the largest and most dynamic new market in the world.

         The recent commitments made at the global warming talks in Japan lead us to believe that air pollution will remain a highly visible factor in foreign policy for the foreseeable future. EEC has positioned itself to seize this growing worldwide opportunity by marketing its state-of-the-art technologies through an extensive network of joint venture and licensing partners.

Four New Partners

         In addition to previous licensing agreements in China and Brazil, EEC established licensing agreements during the year with local partners in India, Russia, South Korea and Finland. The agreements provide improved development opportunities through local relationships and low cost sources of supply.

         India

         After China, India represents the second largest power generation market in the world. To export our technologies and thereby penetrate this large market, EEC


8    Environmental Elements Corporation
         signed a licensing agreement with Thermax, Ltd. to market EEC-designed electrostatic precipitators and fabric filters. Based in Pune, India, Thermax is an international company that manufactures industrial coal and biomass-fired boilers and associated equipment.

         This agreement also includes a commitment to jointly develop software for use in precipitator and fabric filter engineering and design. EEC and Thermax will provide engineering and design services around the clock to accelerate project schedules when required.

         Russia

         EEC's licensee, Fingo Limited of Semibratovo, Russia, owns a large fabrication facility that has produced most of the air pollution control equipment installed in the former Soviet Union. Our agreement with Fingo Limited includes precipitator technology and a joint venture to manufacture components at the Semibratovo factory. EEC's technology will significantly reduce our licensee's manufacturing costs.

         South Korea

         Our Company signed a licensing agreement with ShinWon Industry Co. Ltd. based in Seoul, South Korea, to market acid gas removal systems. The technology transfer will help Korean municipal waste companies meet governmental standards by eliminating pollutants produced during the incineration process.

         Finland

         SF Cleanair of Mikkeli, Finland has been very active in the pulp and paper industry in Scandinavia. EEC and SF Cleanair have signed a licensing agreement for our precipitator technology that already has resulted in the sale of a recovery boiler precipitator to be shipped to Indonesia.

Other International Contracts

         EEC's technology and product transfer agreement with Bengbu Environmental Protection Equipment Factory in Bengbu, Anhui Province, China has produced three contracts for precipitators to be installed in Anhui Province. The equipment has been manufactured at our joint venture factory in Bengbu, which became fully operational in 1997. The factory also is manufacturing components for export to the U.S. and to other countries.

         In addition, EEC received contracts from Australian Kaolin for a project in Marpoon, Australia and from Black & Veatch for a project in Guatemala. In Australia, EEC will supply a new kaolin kiln electrostatic precipitator. In Guatemala, Central America's first modern coal-fired power plant will feature an EEC-designed pulse jet fabric filter.

A Global Market of Opportunity

         Pollution is a global problem that does not respect international boundaries. North America and Western Europe have long realized that air pollution poses significant threats to public health and the environment. EEC believes that governments will continue to increase their regulation of air pollution sources. Our goal is to expand the market and technology dominance we've established in North America to growing markets throughout the rest of the world.

                                                 [PICTURE APPEARS HERE]

                                   What's Ahead

                                         EEC will continue to build upon the
                                         successes achieved this year by
                                         expanding our markets and broadening
                                         our technologies.

                                         We expect to

                                         o maintain our market dominance in the
                                           power, pulp and paper industries

                                         o strengthen and expand our services,
                                           spare parts and aftermarket
                                           operations to best maintain the
                                           equipment installed by EEC and others

                                         o commercialize our technology
                                           innovations

                                         o continue our substantial investment
                                           in value-added research that benefits
                                           our customers

                                         o develop additional licensing agree-
                                           ments, joint ventures, alliances and
                                           strategic partnerships to achieve
                                           market efficiencies

                                         o further expand our technological
                                           development capabilities beyond
                                           air pollution control applications

                                         o continue to adapt to changing
                                           market realities

                                          Environmental Elements Corporation   9

Management's Discussion and Analysis
--------------------------------------------------------------------------------

General

         The Company designs and supplies systems and equipment and provides aftermarket products and services that enable its customers to comply with regulations limiting particulate and gaseous emissions. The Company generally is contractually responsible for all phases of design, fabrication and, if included in the scope of the Company's contract, field construction of its equipment and systems. The Company faces substantial competition in each of its principal markets. Substantially all contracts for the Company's systems are awarded through competitive bidding and are undertaken on a fixed-price basis. Like others in its industry, the Company relies on outside suppliers, manufacturers and fabricators to supply parts and components in accordance with the Company's designs and specifications. When the Company's scope of work includes installation of equipment, the Company selects and supervises subcontractors for this work. The Company's successful completion of its contractual obligations is usually determined by performance testing of its systems.

         Information pertaining to continuing operations in the Company's consolidated financial statements reflects the activities of its air pollution control business. Information relating to discontinued operations is discussed in Note 9 of "Notes to Consolidated Financial Statements."

Bookings and Backlog

         Bookings represent work for which the Company has entered into a signed agreement or has received a notice to proceed. Bookings during fiscal 1998 were $88.6 million, a 101% increase from fiscal 1997 bookings. The increase in bookings during fiscal 1998 was due primarily to significant increases in orders from the Company's customers in the power generation and municipal solid waste industries and to continued progress with international licensees.

         The Company expects that about 70% of the March 31, 1998 backlog will be executed during its next fiscal year. Due to timing effects of bookings, differences in project gross margins and varying lengths of time required to perform contracts (typically 12-36 months), annual bookings activity and backlog levels at period end are not necessarily predictive of future operating results.

Sales and Income

         Table 1 sets forth the amounts and percentage relationships to sales of selected items in the Company's consolidated statements of operations for the periods indicated. Table 1 excludes restructuring charges of $2.2 million and $1.0 million for fiscal years 1997 and 1996, respectively.

Fiscal 1998 Compared to Fiscal 1997

         Fiscal 1998 sales increased 10% or $4.9 million to $52.6 million from $47.7 million the year before. This change reflects increases in sales to the Company's power, international, field service and spare parts customers, which is offset in part by decreases in sales to its industrial and repair/rebuild customers.

         Cost of sales increased 11% or $4.5 million to $45.5 million from $41.0 million. Cost of sales increased slightly as a percentage of sales to 86.5% from 86.1%, reflecting essentially level project execution performance.

         Selling, general and administrative expenses decreased 18% or $1.4 million to $6.4 million from $7.8 million. Cost reductions from restructuring actions taken during prior fiscal years and the resultant increased efficiencies during the current year period, were the primary factors in this decrease. Because of the increased sales volumes and the decreased expenses in dollar terms, the Company's selling, general and administrative expenses, as a percentage of sales, decreased to 12.2% from 16.4%.

         For the reasons set forth above, operating income was $711,000, or 1.3% of sales, for fiscal 1998 compared to an operating loss of $1.2 million in the prior year, which excludes a restructuring charge of $2.2 million discussed in Note 7 of the "Notes to Consolidated Financial Statements."

         Interest and other expense, net, increased 5.9%, or $37,000, to $661,000. The increase is primarily a result of an increase in interest expense due to increased borrowings on the Company's line of credit.

         Because of the above mentioned sales volume increases and decreased expenses, pre-tax income from continuing operations was $50,000, or 0.1% of sales, for fiscal 1998 compared to a loss from continuing operations of $1.8 million in fiscal 1997, which excludes a restructuring charge of $2.2 million discussed in Note 7 of the "Notes to Consolidated Financial Statements."

                                                              -------------------------------------------------------------

         TABLE 1              For the years ended March 31,    1998      1997       1996         1998      1997    1996
                                                              -------------------------------------------------------------
                                                                     (in millions)               (percentage of net sales)
                                                              -------------------------------------------------------------
         Sales                                                $52.6    $47.7       $61.2        100.0     100.0   100.0
                                                              -------------------------------------------------------------

         Cost of sales                                         45.5     41.0       54.06         86.5      86.1    89.2
                                                              -------------------------------------------------------------
         Gross profit                                           7.1      6.6         6.6         13.5      13.9    10.8
                                                              -------------------------------------------------------------
         Selling, general and administrative expenses           6.4      7.8         9.0         12.2      16.4    14.7
                                                              -------------------------------------------------------------
         Operating income (loss)                                0.7     (1.2)       (2.4)         1.3      (2.5)   (3.9)
                                                              -------------------------------------------------------------
         Interest and other expense, net                       (0.6)    (0.6)       (0.5)        (1.1)     (1.3)   (0.8)
                                                              -------------------------------------------------------------
         Income (loss) from continuing operations             $ 0.1    $(1.8)      $(2.9)         0.1      (3.8)   (4.7)
---------------------------------------------------------------------------------------------------------------------------

10    Environmental Elements Corporation

Management's Discussion and Analysis
--------------------------------------------------------------------------------

Fiscal 1997 Compared to Fiscal 1996

         Fiscal 1997 sales decreased 22% or $13.5 million to $47.7 million from $61.2 million the year before. The decrease in sales reflected contract booking activity, mix and job progress. Lower available orders in the air pollution control marketplace resulted in reduced bookings and a resultant decrease in sales. Despite the 22% drop in sales, fiscal year 1997 results reflected significant improvement in contract gross margin levels producing virtually identical gross profit dollars, $6.6 million, in fiscal years 1997 and 1996.

         Cost of sales decreased 25% or $13.6 million to $41.0 million from $54.6 million. Cost of sales decreased as a percentage of sales to 86.1% from 89.2%. This reflected the favorable results of a formal productivity improvement program, an increased contribution of higher margin aftermarket business and the completion, early in the year, of two low margin projects that the Company strategically accepted in prior years in order to successfully introduce a new technology into the marketplace.

         Selling, general and administrative expenses decreased 13% or $1.2 million to $7.8 million from $9.0 million. Cost reductions from restructuring actions taken during fiscal 1996, together with further restructuring and other cost reductions during fiscal 1997, were the primary factors in the decrease. Selling, general and administrative expenses, as a percentage of sales, increased to 16.4% from 14.7% because selling, general and administrative expenses were not reduced at the same rate as sales.

         Excluding restructuring charges of $2.2 million and $951,000 recorded in fiscal 1997 and 1996, respectively, (see Note 7 of the "Notes to Consolidated Financial Statements") operating loss was $1.2 million for fiscal 1997 compared to an operating loss of $2.4 million in the prior year.

         Interest and other expense, net, increased $123,000. The increase was primarily a result of an increase in interest expense due to increased borrowings on the Company's line of credit.

Liquidity and Capital Resources

         During fiscal 1998, cash and cash equivalents declined by $0.7 million and borrowings under the Company's line of credit increased by $2.6 million. This was caused principally by a $4.5 million increase in the Company's net working capital investment in contracts in process, offset by proceeds of $0.9 million from disposal of assets held for sale. Historically, the Company has required minimal investment in net working capital in contracts, but it does experience fluctuations in these amounts depending upon the stage of completion of its various contracts and upon the payment terms negotiated as a part of the overall original contract terms and conditions. ("Net working capital invested in contracts" consists of accounts and retainages receivable plus unbilled contract costs and fees, minus accounts payable and minus billings in excess of contract costs and fees. These net amounts were $5.7 million and $1.2 million at March 31, 1998 and 1997, respectively.) The Company seeks to manage project cash flows through its payment terms with customers and suppliers and in adherence to project budgets and schedules.

         The Company and its bank agreed during the fiscal year to increase the Company's secured open line of credit to $10 million. Subsequent to the end of the fiscal year, the Company and its bank agreed to expand the line of credit to $12 million for a two-year term.

         New orders received during the fiscal year increased 101% versus last year to $88.6 million. The Company believes that these events are evidence of improvement in the markets for its products, technologies and services, but also believes that, over time, the market can be difficult to predict accurately due to regulatory and other factors, both domestic and international in nature. During prior years, the Company adjusted its organization so that it can operate and be profitable on highly variable business levels at or above those experienced in recent fiscal years. However, there can be no assurance that such business levels will occur, that the Company's actions will be successful, or that future losses would not adversely affect the Company's liquidity and capital resource position. The Company believes it has liquidity and capital resources sufficient to maintain its business at its current level of activity due to the following: no significant capital expenditures are expected; historically, the Company has required little investment in operating working capital; and its banking arrangements, i.e., those currently available and those which could be obtained, would be adequate to maintain its ongoing business at its current level of activity during the next year.

Dividends

         The Board of Directors did not declare a dividend during fiscal 1998. Any future determination as to the payment of dividends on common stock will depend on future profitability and capital requirements of the Company and/or on such other factors as the Board of Directors may consider. The Company intends to retain most of its future earnings to finance growth and development of its business.

                                          Environmental Elements Corporation  11

Consolidated Statements of Operations
--------------------------------------------------------------------------------

                                                            ---------------------------------------------------------------


For the years ended March 31,                                      1998                     1997                   1996
                                                             --------------------------------------------------------------
Sales                                                       $52,612,000              $47,654,000            $61,214,000
                                                            ---------------------------------------------------------------
Cost of sales                                                45,528,000               41,023,000             54,593,000
                                                            ---------------------------------------------------------------
         Gross profit                                         7,084,000                6,631,000              6,621,000
         ------------------------------------------------------------------------------------------------------------------

Selling, general and administrative expenses                  6,373,000                7,807,000              9,024,000
                                                            ---------------------------------------------------------------
Restructuring charge                                                 --                2,215,000                951,000
                                                            ---------------------------------------------------------------
                                                              6,373,000               10,022,000              9,975,000
                                                            ---------------------------------------------------------------
         Operating income (loss)                                711,000               (3,391,000)            (3,354,000)
         ------------------------------------------------------------------------------------------------------------------

Interest and other expense, net                                (661,000)                (624,000)              (501,000)
                                                            ---------------------------------------------------------------

         Income (loss) from continuing operations
         before income taxes                                     50,000               (4,015,000)            (3,855,000)
         ------------------------------------------------------------------------------------------------------------------

Provision for income taxes                                           --                       --                     --
                                                            ---------------------------------------------------------------
         Income (loss) from continuing operations                50,000               (4,015,000)            (3,855,000)
         ------------------------------------------------------------------------------------------------------------------

Gain on disposal of discontinued operations, net                     --                       --                351,000
                                                            ---------------------------------------------------------------
         Net income (loss)                                  $    50,000              $(4,015,000)           $(3,504,000)
         ------------------------------------------------------------------------------------------------------------------

Basic earnings per share:

Income (loss) per share from continuing operations          $      0.01              $     (0.58)           $     (0.56)
                                                            ---------------------------------------------------------------
Income per share from discontinued operations                        --                       --                   0.05
                                                            ---------------------------------------------------------------
         Net income (loss)                                  $      0.01              $     (0.58)           $     (0.51)
         ------------------------------------------------------------------------------------------------------------------

Diluted earnings per share:

Income (loss) per share from continuing operations          $      0.01              $     (0.58)           $     (0.56)
                                                            ---------------------------------------------------------------
Income per share from discontinued operations                        --                       --                   0.05
                                                            ---------------------------------------------------------------
         Net income (loss)                                  $      0.01              $     (0.58)           $     (0.51)
         ------------------------------------------------------------------------------------------------------------------

Weighted average common shares outstanding:

Basic                                                         6,990,000                6,924,000              6,880,000
                                                            ---------------------------------------------------------------
Diluted                                                       7,098,000                6,924,000              6,880,000
---------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these statements.

12    Environmental Elements Corporation

Consolidated Balance Sheets
--------------------------------------------------------------------------------

                                                                                   ----------------------------------------

As of March 31,                                                                           1998                     1997
                                                                                   ----------------------------------------
Assets

Current assets:

Cash and cash equivalents                                                          $   958,000              $ 1,684,000
                                                                                   ----------------------------------------
Accounts and retainage receivable, net of allowance for doubtful
accounts of $218,000 and $113,000 in 1998 and 1997, respectively                     9,709,000                6,317,000
                                                                                   ----------------------------------------
Unbilled contract costs and fees                                                    13,877,000                6,248,000
                                                                                   ----------------------------------------
Inventories                                                                            760,000                  967,000
                                                                                   ----------------------------------------
Prepaid expenses and other current assets                                            1,970,000                1,990,000
                                                                                   ----------------------------------------
Assets held for sale                                                                        --                  864,000
                                                                                   ----------------------------------------
         Total current assets                                                       27,274,000               18,070,000
         ------------------------------------------------------------------------------------------------------------------
Property and equipment:

Capital lease, building and improvements                                             7,200,000                6,960,000
                                                                                   ----------------------------------------
Machinery, equipment, furniture and fixtures                                         3,032,000                2,809,000
                                                                                   ----------------------------------------
         Total property and equipment at cost                                       10,232,000                9,769,000
         ------------------------------------------------------------------------------------------------------------------

Less - Accumulated depreciation and amortization                                     4,084,000                3,326,000
                                                                                   ----------------------------------------
         Property and equipment, net                                                 6,148,000                6,443,000
         ------------------------------------------------------------------------------------------------------------------

Other assets, net                                                                      940,000                  894,000
                                                                                   ----------------------------------------
         Total assets                                                              $34,362,000              $25,407,000
         ------------------------------------------------------------------------------------------------------------------

Liabilities and stockholders' investment

Current liabilities:

Line of credit                                                                     $        --              $ 2,585,000
                                                                                   ----------------------------------------
Accounts payable                                                                    16,378,000                9,724,000
                                                                                   ----------------------------------------
Billings in excess of contract costs and fees                                        1,462,000                1,660,000
                                                                                   ----------------------------------------
Accrued payroll and related expenses                                                   509,000                  618,000
                                                                                   ----------------------------------------
Accrued and other current liabilities                                                1,875,000                1,924,000
                                                                                   ----------------------------------------
         Total current liabilities                                                  20,224,000               16,511,000
         ------------------------------------------------------------------------------------------------------------------

Long-term liabilities:

Long-term capital lease obligation                                                   2,217,000                2,449,000
                                                                                   ----------------------------------------
Long-term line of credit                                                             5,200,000                       --
                                                                                   ----------------------------------------
Other non-current liabilities                                                          456,000                  409,000
                                                                                   ----------------------------------------
         Total liabilities                                                         $28,097,000              $19,369,000
         ------------------------------------------------------------------------------------------------------------------
Commitments and contingencies

Stockholders' investment:

Common stock, par value $.01 per share; 20,000,000 shares authorized; 7,034,759 and 6,963,346 shares issued and outstanding at March 31,
1998 and 1997, respectively                                                             71,000                   70,000
                                                                                   ----------------------------------------
Paid-in capital                                                                     28,047,000               27,864,000
                                                                                   ----------------------------------------
Cumulative translation adjustment                                                      (89,000)                 (82,000)
                                                                                  -----------------------------------------
Retained deficit                                                                   (21,764,000)             (21,814,000)
                                                                                  -----------------------------------------
         Total stockholders' investment                                              6,265,000                6,038,000
         ------------------------------------------------------------------------------------------------------------------

         Total liabilities and stockholders' investment                            $34,362,000              $25,407,000
         ------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


                                         Environmental Elements Corporation   13

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

                                                                   --------------------------------------------------------

For the years ended March 31,                                             1998                 1997                1996
                                                                   --------------------------------------------------------
Cash flows from operating activities:

Net income (loss)                                                  $    50,000          $(4,015,000)        $(3,504,000)
                                                                   --------------------------------------------------------
Non-cash items:

Depreciation and amortization                                          848,000              786,000           1,242,000
                                                                   --------------------------------------------------------
Gain on disposal of discontinued operations,
net of provision for income taxes                                           --                   --            (351,000)
                                                                   --------------------------------------------------------
Stock contributions to savings plan                                     88,000               46,000              87,000
                                                                   --------------------------------------------------------
Stock-based compensation                                                96,000              102,000                  --
                                                                   --------------------------------------------------------

Changes in operating assets and liabilities:

(Increase) decrease in accounts and retainages receivable, net      (3,392,000)           3,710,000           8,428,000
                                                                   --------------------------------------------------------
(Increase) decrease  in unbilled contract costs and fees            (7,629,000)          (1,423,000)          1,944,000
                                                                   --------------------------------------------------------
Decrease  in inventories                                               207,000              484,000             783,000
                                                                   --------------------------------------------------------
Decrease (increase) in prepaid expenses and other current assets        20,000             (843,000)           (755,000)
                                                                   --------------------------------------------------------
Increase (decrease) in accounts payable                              6,654,000           (2,462,000)         (7,032,000)
                                                                   --------------------------------------------------------
(Decrease) increase in billings in excess of contract costs and fees  (198,000)            (731,000)            678,000
                                                                   --------------------------------------------------------
(Decrease) in accrued payroll and related expenses                    (109,000)             (57,000)           (461,000)
                                                                   --------------------------------------------------------
(Decrease) in accrued and other current liabilities                    (49,000)             (81,000)         (2,784,000)
                                                                   --------------------------------------------------------
Increase (decrease) in other non-current liabilities                    47,000               64,000            (425,000)
                                                                   --------------------------------------------------------
         Net cash flows used in operating activities                (3,367,000)          (4,420,000)         (2,150,000)
         ------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:

Proceeds from short-term investments                                        --                   --           2,815,000
                                                                   --------------------------------------------------------
Purchases of property and equipment                                   (463,000)             (99,000)           (901,000)
                                                                   --------------------------------------------------------
Disposals of property and equipment, net                                    --            1,596,000                  --
                                                                   --------------------------------------------------------
Proceeds from disposal of assets held for sale                         864,000                   --                  --
                                                                   --------------------------------------------------------
Proceeds from disposal of discontinued operations                           --                   --             351,000
                                                                   --------------------------------------------------------
(Increase) decrease in other assets                                   (136,000)              57,000            (613,000)
                                                                   --------------------------------------------------------
         Net cash flows provided by investing activities               265,000            1,554,000           1,652,000
         ------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:

Increase (decrease) in borrowings under line of credit               2,615,000            2,585,000            (865,000)
                                                                   --------------------------------------------------------
Payments under capital lease obligation                               (232,000)            (213,000)           (196,000)
                                                                   --------------------------------------------------------
Change in cumulative translation adjustment                             (7,000)              54,000             (65,000)
                                                                   --------------------------------------------------------
         Net cash flows provided by (used in) financing activities   2,376,000            2,426,000          (1,126,000)
         ------------------------------------------------------------------------------------------------------------------

         Net decrease in cash and cash equivalents                    (726,000)            (440,000)         (1,624,000)
         ------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, beginning of year                         1,684,000            2,124,000           3,748,000
                                                                   --------------------------------------------------------
Cash and cash equivalents, end of year                             $   958,000          $ 1,684,000         $ 2,124,000
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

14    Environmental Elements Corporation

Consolidated Statements of Stockholders' Investment
--------------------------------------------------------------------------------

                                        --------------------------------------------------------------------------------

                                                                                Cumulative        Retained
                                         Common      Treasury        Paid-in   Translation        Earnings
                                         Stock          Stock        Capital    Adjustment        (Deficit)       Total
                                        --------------------------------------------------------------------------------
Changes in Amounts

Balance, March 31, 1995                 $69,000     $(294,000)   $27,763,000     $ (71,000)   $(14,134,000) $13,333,000
                                        --------------------------------------------------------------------------------
Net loss                                     --            --             --            --      (3,504,000)  (3,504,000)
                                        --------------------------------------------------------------------------------
Issuance of common stock from treasury
under employee savings plan                  --       187,000             --            --        (100,000)      87,000
                                        --------------------------------------------------------------------------------
Translation adjustment                       --            --             --       (65,000)             --      (65,000)
---------------------------------------------------------------------------------------------------------------------------

Balance, March 31, 1996                  69,000      (107,000)    27,763,000      (136,000)    (17,738,000)   9,851,000
                                        --------------------------------------------------------------------------------
Net loss                                     --            --             --            --      (4,015,000)  (4,015,000)
                                        --------------------------------------------------------------------------------
Issuance of common stock from treasury
under employee savings plan                  --       107,000             --            --         (61,000)      46,000
                                        --------------------------------------------------------------------------------
Issuance of common stock                  1,000            --        101,000            --              --      102,000
                                        --------------------------------------------------------------------------------
Translation adjustment                       --            --             --        54,000              --       54,000
---------------------------------------------------------------------------------------------------------------------------

Balance, March 31, 1997                  70,000            --     27,864,000       (82,000)    (21,814,000)   6,038,000
                                        --------------------------------------------------------------------------------
Net income                                   --            --             --            --          50,000       50,000
                                        --------------------------------------------------------------------------------
Issuance of common stock                  1,000            --        183,000            --              --      184,000
                                        --------------------------------------------------------------------------------
Translation adjustment                       --            --             --        (7,000)             --       (7,000)
---------------------------------------------------------------------------------------------------------------------------

Balance, March 31, 1998                 $71,000     $      --    $28,047,000     $ (89,000)   $(21,764,000) $ 6,265,000
---------------------------------------------------------------------------------------------------------------------------

Changes in Common Shares

Balance, March 31, 1995                                            6,862,206
----------------------------------------------------------------------------
Issuance of common stock from treasury under employee savings plan    40,116
----------------------------------------------------------------------------

Balance, March 31, 1996                                            6,902,322
----------------------------------------------------------------------------
Issuance of common stock from treasury under employee savings plan    17,902
----------------------------------------------------------------------------
Issuance of common stock                                              43,122
----------------------------------------------------------------------------

Balance, March 31, 1997                                            6,963,346
----------------------------------------------------------------------------
Issuance of common stock under employee savings plan                  34,082
----------------------------------------------------------------------------
Issuance of common stock                                              37,331
----------------------------------------------------------------------------

Balance, March 31, 1998                                            7,034,759
----------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.


                                          Environmental Elements Corporation  15

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

         The Company's operations depend, among other things, upon the Company's ability to generate sufficient revenues and gross margins in a competitive market from a limited number of clients in specific industries. Future operations may be affected by the level of orders available in the market and obtained by the Company and its ability to generate sufficient gross margins.

Consolidation

         The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

         Cash equivalents consist primarily of investments in short-term, highly liquid securities having an original maturity of three months or less at the time of acquisition. Cash and cash equivalents are stated at cost plus accrued interest, which approximates market value. As of March 31, 1998 and 1997, $958,000 and $963,000, respectively, of repurchase agreements were included in this caption.

Accounts and Retainages Receivable

         As of March 31, 1998 and 1997, accounts and retainages receivable, net of allowance for doubtful accounts, include current accounts receivable of $8,664,000 and $5,817,000, respectively, and retainages of $1,045,000 and $500,000, respectively. All retainages as of March 31, 1998 become due in fiscal 1999, based on applicable contract terms.

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

         Unbilled contract costs and fees represent sales recognized in excess of amounts billed. All unbilled contract costs and fees are expected to be collected in the next fiscal year. Billings in excess of contract costs and fees represent billings in excess of sales recognized.

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

Other Assets

         In December 1995, the Company made a strategic investment in an international joint venture. Certain costs incurred to establish licenses and acquire plant designs, equipment and other assets have been recorded as other assets and are being amortized over the life of the related equipment and agreements of 5 to 12 years. As of March 31, 1998 and 1997, the unamoritized costs related to the joint venture included in other assets totaled approximately $767,000 and $796,000, respectively.

Property and Equipment

         Major improvements are capitalized at cost, while replacements and maintenance and repairs which do not improve or extend the life of the affected assets are charged to expense as incurred. Depreciation and amortization of property and equipment is computed on the straight-line method over estimated useful lives, or with respect to leasehold improvements, over the term of the lease if shorter. Useful lives range from 3 to 40 years by major asset class.

16    Environmental Elements Corporation

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Income Taxes

         The Company provides for income taxes using the liability method pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." Deferred income taxes are provided for temporary differences arising between the tax basis of assets and liabilities and their respective book basis as reported in the financial statements. Because the Company operated at a loss in prior years, and has significant net operating loss carryforwards, current year income taxes are not material.

Fair Value of Financial Instruments

         The Company determines fair value of their financial instruments held based on quoted market values, where applicable, or discounted cash flow analysis. As of March 31, 1998 and 1997, the carrying value of its financial instruments approximates fair value.

New Accounting Standards

         In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Statement requires that all items that are to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

         The statement is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required.

         In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information." The Statement establishes standards for the way that public companies report information about operating segments in their financial statements. It also establishes standards for related disclosures about products and services, geographic area and major customers. Operating segments are components of the business about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. Management is assessing the impact SFAS No. 131 may have on the financial reporting of the Company.

Reclassifications

         Certain reclassifications have been made to the prior years' financial statements to conform with the current year presentation.

--------------------------------------------------------------------------------
 Note 2   Earnings Per Share

         In March 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share," effective December 15, 1997. As a result, the Company is required to provide additional disclosure of basic earnings per share. Despite certain new calculation criteria, diluted earnings per share, as defined and reported under the new SFAS, was equivalent to the historically reported fully-diluted earnings per share.

         The following illustrates the calculation of basic and diluted (loss) earnings per share for the years ended March 31, 1998, 1997 and 1996:

         -------------------------------------------------
                                1998       1997       1996
         -------------------------------------------------
         Weighted-average
         number of
         common shares     6,990,000  6,924,000  6,880,000
         -------------------------------------------------
         Dilutive effect
         of outstanding
         stock options       108,000        --          --
         -------------------------------------------------
         Weighted-average
         number of common
         equivalent shares
         outstanding       7,098,000  6,924,000  6,880,000
         -------------------------------------------------

         The dilutive effects of stock options were not provided for 1997 and 1996, as these options would have an anti-dilutive effect due to the losses of the Company.

 Note 3   Credit Facility

         The Company has a bank credit facility providing for a revolving line of credit borrowings and letters of credit issuances of up to $12,000,000. Under the credit facility, interest accrues at the bank's prime rate plus 1/2%. As of March 31, 1998 and 1997, the rate in effect was 9.0%. At March 31, 1998 and 1997, borrowings of $5,200,000 and $2,585,000, respectively, were outstanding. Additionally, $2,464,000 and $1,866,000 of letters of credit were also outstanding at March 31, 1998 and 1997, respectively. The credit facility expires on April 1, 1999, and is secured by certain assets of the Company.

         During fiscal years 1998, 1997 and 1996, the maximum borrowings under lines of credit totaled $5,200,000, $5,500,000 and $4,365,000, respectively. Average borrowings during such years were $3,808,000, $3,615,000 and $1,363,000, and the weighted average interest rates on such

                                         Environmental Elements Corporation   17

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         borrowings were 9.0%, 8.75% and 9.0% in fiscal years 1998, 1997 and 1996, respectively. Interest expense for the fiscal years 1998, 1997 and 1996 was $339,000, $315,000 AND $123,000, respectively. Under the provisions of the credit facility, the Company must comply with certain financial and other covenants including tangible net worth and current ratio calculations among other restrictions. At March 31, 1998, the Company was in compliance with these covenants. Subsequent to year end, the Company's credit facility was amended to extend its term to July 2000; therefore, the line of credit obligation has been classified as long term on the accompanying balance sheet.

 Note 4   Income Taxes

         As of March 31, 1998, the Company had available, for federal tax purposes, estimated federal income tax net operating loss carryforwards of approximately $22,046,000 to offset future taxable income. The carryforwards will expire between 2008 and 2012. As of March 31, 1998, the Company also had an alternative minimum tax credit carryforward of approximately $498,000 which has no expiration date. As of March 31,1998 and 1997, the Company had alternative minimum tax net operating loss carryforwards of approximately $21,674,000 and $21,829,000, respectively.

         The reconciliation of the provision for income taxes computed at statutory rates to the provision for income taxes provided on income
         (loss) from continuing operations is not material for 1998. The reconciliation for 1997 and 1996, consists primarily of a valuation reserve equal to federal taxes at the statutory rate, since the recovery of tax loss carryforwards is dependent on profitable future operations.

         The significant components of the deferred tax asset
         (liability), stated by source of the difference between financial accounting and tax basis as of March 31, 1998 and 1997, are as follows:


         Deferred tax assets (liabilities):

                                  -------------------------
                                        1998          1997
                                  -------------------------
         Operating loss
         carryforward
         and tax credits         $ 9,009,000   $ 9,096,000
         --------------------------------------------------
         Reserves, accrued
         liabilities and other       487,000       513,000
         --------------------------------------------------
         Valuation allowance      (9,450,000)   (9,525,000)
         --------------------------------------------------
         Property, plant,
         equipment and other        (246,000)     (284,000)
         --------------------------------------------------
         Net deferred income
         tax liability           $  (200,000)  $  (200,000)
         --------------------------------------------------



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

         Pension expense for the years ended March 31, 1998, 1997 and 1996 consisted of:

                            -------------------------------
                                1998       1997       1996
                            -------------------------------
         Service         $   330,000 $  360,000 $  322,000
         --------------------------------------------------
         Net amortization
         and deferral        490,000    122,000    120,000
         --------------------------------------------------
         Interest cost       688,000    644,000    620,000
         --------------------------------------------------
         Actual return
         on assets        (1,119,000)  (733,000)  (722,000)
         --------------------------------------------------
         Net pension
         expense         $   389,000 $  393,000 $  340,000
         --------------------------------------------------

18    Environmental Elements Corporation

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
         The funded status of the Plan as of the most recent actuarial valuations was:

                                         ----------------------------
                                           12/31/97          12/31/96

                                         ----------------------------
         Actuarial present value
         of benefit obligations:

         Accumulated benefit
         obligation, including
         vested benefits of
         $9,025,000 and $8,221,000
         in 1998 and 1997,
         respectively                    $9,254,000        $8,428,000
         ------------------------------------------------------------
         Projected benefit
         obligation for services
         rendered to date                $9,558,000        $8,777,000
         ------------------------------------------------------------
         Plan assets, consisting
         primarily of fixed income
         investments, at fair value       9,714,000         8,999,000
         ------------------------------------------------------------
         Plan assets in excess of
         projected benefit obligation       156,000           222,000
         ------------------------------------------------------------
         Unrecognized net loss
         from past experience
         different from that
         assumed and changes
         in assumptions                     695,000           567,000
         ------------------------------------------------------------
         Prior service cost
         not yet recognized in
         net periodic cost                  262,000           310,000
         ------------------------------------------------------------
         Prepaid pension cost            $1,113,000        $1,099,000
         ------------------------------------------------------------

         For purposes of determining the actuarial present value of the projected benefit obligation, weighted average discount rates of 7.75% and 8.1% were used in 1998 and 1997, respectively. Rates of increase in future compensation levels between 3.5% and 5.5%, and an 8% expected long-term rate of return on plan assets were assumed.

Savings Plan

         The Company's Retirement Savings Plan (the "Savings Plan") is qualified under sections 401(a) and 401(k) of the Internal Revenue Code. All employees of the Company are eligible to participate in the Savings Plan upon completion of six months of employment. Under the Savings Plan's salary deferral provisions, participating employees may elect to defer specified portions of their compensation. Elective contributions made by employees are fully vested at all times. The Company makes matching contributions in the form of shares of common stock at the rate of 50% of the first 3% of each participant's compensation, which is deferred under the Savings Plan for each calendar year. Employees fully vest in Company contributions after the completion of five years of service. Contributions by the Company were $90,000, $83,000 and $87,000 in 1998, 1997 and 1996, respectively.

Stock Option Plan

         The Company's stock option plan authorizes the granting of options to purchase up to an aggregate of 650,000 shares of common stock at prices not less than fair market value at the date of grant. Options prior to 1995 may not be exercised during the first year after grant, and generally thereafter 20% of the options granted become exercisable on each of the first through fifth anniversaries of grant. For options granted after 1995, 20% are exercisable immediately along with 20% on each of the four anniversaries. Options granted expire between five and ten years from the date of grant. As of March 31, 1998, the weighted average exercise price for outstanding options was $4.06 per share and expiration dates ranged from December 21, 1999, to July 31, 2005. The options price range per share is $2.13 to $17.00.

         The Company applies APB Opinion 25 and related interpretations in accounting for its plan. Accordingly, no compensation expense has been recognized for its stock option plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under that plan consistent with the method of FASB Statement 123, the Company's net income (loss) and earnings per share would have been reduced to the pro forma amounts indicated below:

                                       -----------------------------------
         Years ended March 31,            1998        1997           1996

                                       -----------------------------------
         Net income
         (loss):
         -----------------------------------------------------------------
         As reported                  $ 50,000  $(4,015,000)  $(3,504,000)
         -----------------------------------------------------------------
         Pro forma                    $(41,000) $(4,106,000)  $(3,532,000)
         -----------------------------------------------------------------
         Basic earnings
         per share:

         As reported                  $   0.01  $     (0.58)  $     (0.51)
         -----------------------------------------------------------------
         Pro forma                    $  (0.01) $     (0.59)  $     (0.51)
         -----------------------------------------------------------------
         Diluted earnings
         per share:

         As reported                  $   0.01  $     (0.58)  $     (0.51)
         -----------------------------------------------------------------
         Pro forma                    $  (0.01) $     (0.59)  $     (0.51)
         -----------------------------------------------------------------

         Options were assumed to be exercised upon vesting for the purposes of this valuation. Adjustments are made for options forfeited prior to vesting.

                                         Environmental Elements Corporation   19

Notes to Consolidated Financial Statements
----------------------------------------------------------------------------

         Changes in outstanding stock options during the year were as follows:

                                            --------------------------------
         Years ended March 31,                   1998       1997       1996
                                            --------------------------------
         Outstanding,
         beginning of year                    431,000    515,000    465,000
         -------------------------------------------------------------------
         Granted                              140,000    181,000     83,000
         -------------------------------------------------------------------
         Exercised                                 --    (11,000)        --
         -------------------------------------------------------------------
         Canceled                                  --   (254,000)   (33,000)
         -------------------------------------------------------------------
         Outstanding,
         end of year                          571,000    431,000    515,000
         -------------------------------------------------------------------

         There were options for a total of 287,000 shares exercisable as of March 31, 1998 at a weighted average price of $4.06 per share.

         The weighted average fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model. The following key assumptions were used in the Black-Scholes option pricing model:

                                           --------------------------------
         Years ended March 31,                 1998       1997         1996
                                           --------------------------------
         Risk-free
         interest rate                         6.5%       6.0%         6.0%
         ------------------------------------------------------------------
         Expected life                      5 years    5 years      5 years
         ------------------------------------------------------------------
         Volatility                             58%        61%          61%
         ------------------------------------------------------------------

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

         Future payments under the office building lease are $445,000 per year through 2001, and total, with bargain renewal options, $6,769,000. Of this amount, $4,320,000 represents imputed interest and the balance of $2,449,000 as of March 31, 1998 is included in the consolidated financial statements as a current liability ($232,000) and a long-term capital lease obligation ($2,217,000).

         The Company and certain subsidiaries use office facilities and equipment under operating leases. Rent expense for the years ended March 31,1998, 1997 and 1996 totaled $187,000, $191,000 and $155,000, respectively.


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

         The Company's recorded liability for post-retirement and post-termination health care and life insurance benefits at March 31, 1998, 1997 and 1996 was $328,000, $301,000 and $211,000, respectively.
         The accrual is determined by application of the terms of the current benefit plans, effects of Medicare for eligible employees, relevant actuarial assumptions and health-care cost trend rates projected at an annual rate of 5%. A 1% increase in the annual trend rate would increase the accumulated post-retirement benefit obligation by approximately $6,000; the annual costs would not be materially affected. There is no effect on cash flow as a result of current recognition of future post-retirement benefits.

Concentration of Credit Risk and
Major Customers

         As of March 31, 1998, approximately 43% of the Company's accounts and retainages receivable were due from companies in the pulp and paper industry and 33% were due from companies in the power industry. No customer accounted for more than 10% of the Company's sales in fiscal 1998; three customers accounted for 33% of the Company's sales in fiscal 1997; another customer accounted for 21% of the Company's sales in fiscal year 1996.

 Note 7   Restructuring Charges

         During fiscal year 1996, the Company recorded a restructuring charge of $951,000 reflecting a series of actions the Company took which included the relocation of its aftermarket operations from Jeffersonville, Indiana, to its office in Baltimore, the de-emphasis of direct hire fabrication and construction activities and a corresponding emphasis on its aftermarket parts, services and materials businesses and the closing of its office in the United Kingdom. During fiscal year 1997, the Company identified costs associated with those matters of $2.2 million in excess of the amount recorded as a restructuring charge in fiscal year 1996. Accordingly, the Company recorded an additional charge of $2.2 million


20    Environmental Elements Corporation

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
         during fiscal year 1997 which represents the excess of expected final costs (related primarily to loss on disposition of property and cessation of operations) over costs estimated in fiscal year 1996. The sale and final disposition of facilities and equipment was completed during fiscal year 1998. As of March 31, 1998, a restructuring reserve of approximately $35,000 is included in accrued and other current liabilities.

 Note 8   Supplemental Cash Flow Information

         In non-cash financing transactions, the Company issued 17,902 and 40,116 treasury shares in fiscal 1997 and 1996, respectively, as matching contributions under its Savings Plan. As a result, retained earnings decreased $61,000 and $100,000 in fiscal 1997 and 1996, respectively.

         Amounts paid for interest during the years ended March 31, 1998, 1997 and 1996 were $460,000, $615,000 and $360,000, respectively. Amounts paid for income taxes in fiscal years 1998, 1997 and 1996 were $10,000, $14,000 and $133,000, respectively.

--------------------------------------------------------------------------------
 Note 9   Discontinued Operations

         During fiscal year 1995, the Company sold its Water Treatment Privatization Project, and in fiscal 1996, the Company received an additional payment of $351,000 in connection with this sale. The 1996 additional payment has been recorded in the "Gain on disposal of discontinued operations, net" caption in the Consolidated Statements of Operations. No further material payments are expected in connection with this transaction.

 Note 10 Quarterly and Selected Financial
         Data [Unaudited]

         See table below.


         Quarterly and Selected Financial Data [Unaudited]
         -----------------------------------------------------------------------

                                                         ---------------------------------------------------------------------
         Fiscal year 1998 quarters ended                     3/31/98            12/31/97            9/30/97            6/30/97
                                                         ---------------------------------------------------------------------
         Sales                                           $14,846,000         $12,386,000        $11,456,000        $13,924,000
         ---------------------------------------------------------------------------------------------------------------------
         Gross profit                                      1,788,000           1,806,000          1,733,000          1,757,000
         ---------------------------------------------------------------------------------------------------------------------
         Net income (loss)                               $   153,000         $  (145,000)       $    28,000        $    14,000
         ---------------------------------------------------------------------------------------------------------------------
         Diluted net income (loss) per share1            $      0.02         $     (0.02)       $        --        $        --
         ---------------------------------------------------------------------------------------------------------------------

         Stock price

         High                                            $     6.688         $     3.938        $     2.750        $     2.938
         ---------------------------------------------------------------------------------------------------------------------
         Low                                             $     3.438         $     2.188        $     2.125        $     2.000
         ---------------------------------------------------------------------------------------------------------------------

                                                         ---------------------------------------------------------------------
         Fiscal year 1997 quarters ended                     3/31/97            12/31/96            9/30/96            6/30/96
                                                         ---------------------------------------------------------------------
         Sales                                           $11,835,000         $10,062,000        $11,784,000        $13,973,000
         ---------------------------------------------------------------------------------------------------------------------
         Gross profit                                      2,097,000             856,000          1,440,000          2,238,000
         ---------------------------------------------------------------------------------------------------------------------
         Net income (loss)                               $    51,000         $(3,469,000)       $  (642,000)       $    45,000
         ---------------------------------------------------------------------------------------------------------------------
         Diluted net income (loss) per share(1)          $      0.01         $     (0.50)       $     (0.09)       $      0.01
         ---------------------------------------------------------------------------------------------------------------------

         Stock price

         High                                            $      3.75         $     2.625        $     2.625        $     2.50
         --------------------------------------------------------------------------------------------------------------------
         Low                                             $     2.125         $      2.25        $      2.25        $    1.625
         --------------------------------------------------------------------------------------------------------------------


       (1)Due to rounding, the accumulation of the quarterly results may not equal year-end totals.

                                         Environmental Elements Corporation   21

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

         The financial statements have been audited by Arthur Andersen LLP, independent public accountants, for each of the three years in the period ended March 31, 1998.

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

                                                       /s/ E. H. Verdery
                                                       ________________________
                                                       E. H. Verdery
                                                       Chairman of the Board and
                                                       Chief Executive Officer

22    Environmental Elements Corporation

Report of Independent Public Accountants

--------------------------------------------------------------------------------
         To the Board of Directors and Shareholders of Environmental Elements
         Corporation:

         We have audited the accompanying consolidated balance sheets of Environmental Elements Corporation (a Delaware corporation) and subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' investment and cash flows for the years ended March 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Environmental Elements Corporation and subsidiaries as of March 31, 1998 and 1997, and the results of their operations and their cash flows for the years ended March 31, 1998, 1997 and 1996 in conformity with generally accepted accounting principles.


                                                         /s/ Arthur Andersen LLP
                                                         _______________________
                                                             Arthur Andersen LLP
         Baltimore, Maryland
         May 15, 1998

                                         Environmental Elements Corporation   23

Selected Consolidated Financial Data
--------------------------------------------------------------------------------

                                                       -------------------------------------------------------------------------

For the years ended March 31,                                 1998            1997           1996          1995         1994
                                                       -------------------------------------------------------------------------
Consolidated statements of operations data

Sales                                                  $52,612,000     $47,654,000    $61,214,000   $77,923,000  $72,567,000
                                                       -------------------------------------------------------------------------
Cost of sales                                           45,528,000      41,023,000     54,593,000    69,100,000   65,946,000
                                                       -------------------------------------------------------------------------
   Gross profit                                          7,084,000       6,631,000      6,621,000     8,823,000    6,621,000
   -----------------------------------------------------------------------------------------------------------------------------

Selling, general and administration expenses             6,373,000       7,807,000      9,024,000    10,679,000   11,698,000
                                                       -------------------------------------------------------------------------
Restructuring charge                                            --       2,215,000        951,000            --    1,815,000
                                                       -------------------------------------------------------------------------
                                                         6,373,000      10,022,000      9,975,000    10,679,000   13,513,000
   -----------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                 711,000      (3,391,000)    (3,354,000)   (1,856,000)  (6,892,000)
   -----------------------------------------------------------------------------------------------------------------------------

Interest and other expense, net                           (661,000)       (624,000)      (501,000)     (179,000)     104,000
                                                       -------------------------------------------------------------------------
   Income (loss) from continuing
   operations before income taxes                           50,000      (4,015,000)    (3,855,000)   (2,035,000)  (6,788,000)
   -----------------------------------------------------------------------------------------------------------------------------

Provision for income taxes                                      --              --             --        33,000       57,000
                                                       -------------------------------------------------------------------------
   Income (loss) from continuing  operations                50,000      (4,015,000)    (3,855,000)   (2,068,000)  (6,845,000)
   -----------------------------------------------------------------------------------------------------------------------------

Net effect of discontinued operations                           --              --        351,000     2,105,000       41,000
                                                       -------------------------------------------------------------------------
   Net income (loss)                                   $    50,000     $(4,015,000)   $(3,504,000)  $    37,000  $(6,804,000)
   -----------------------------------------------------------------------------------------------------------------------------

Diluted earnings per share:

   Income (loss) per share from continuing operations  $      0.01     $     (0.58)   $     (0.56)  $     (0.30) $     (0.99)
                                                       -------------------------------------------------------------------------
   Net income (loss)                                   $      0.01     $     (0.58)   $     (0.51)  $      0.01  $     (0.98)
                                                       -------------------------------------------------------------------------
Weighted average common shares outstanding               6,990,000       6,924,000      6,880,000     6,869,000    6,912,000
--------------------------------------------------------------------------------------------------------------------------------


Balance sheet data

Working capital                                        $ 7,050,000     $ 1,559,000    $ 3,267,000   $ 7,670,000  $ 8,864,000
                                                       -------------------------------------------------------------------------
Total assets                                           $34,362,000     $25,407,000     30,179,000    45,234,000   39,173,000
                                                       -------------------------------------------------------------------------
Short-term debt                                                 --       2,798,000        195,000     1,044,000      164,000
                                                       -------------------------------------------------------------------------
Long-term debt                                           7,417,000       2,449,000      2,662,000     2,858,000    3,037,000
                                                       -------------------------------------------------------------------------
Stockholders' investment                               $ 6,265,000     $ 6,038,000    $ 9,851,000   $13,333,000  $13,139,000
--------------------------------------------------------------------------------------------------------------------------------


24    Environmental Elements Corporation

Board of Directors
--------------------------------------------------------------------------------

Edward H. Verdery                           Russell R. Jones
Chairman and                                Former General Manager
Chief Executive Officer                     Bethlehem Steel Company
Environmental Elements                      Sparrows Point Plant

Richard E. Hug                              Barry Koh
Chairman Emeritus                           President
Environmental Elements                      B. Koh & Associates, Inc.

F. Bradford Smith                           James S. Potts
Former Chairman and                         Vice President
Chief Executive Officer                     Potomac Electric Power Company
Environmental Elements

John C. Nichols                             Samuel T. Woodside
Corporate Secretary                         President and
Environmental Elements                      Chief Executive Officer
                                            Energy Controls International

General Information
--------------------------------------------------------------------------------

Information and Customer Service

Power, Industrial, Repair and Rebuild Projects
Environmental Elements Corporation
3700 Koppers Street
Baltimore, Maryland 21227
Phone    410-368-7000
         800-333-4331

Spare and Replacement Parts (all OEMs)
Phone    800-PART-EEC

Technical Field Services and Telephone Help Line
Phone    800-928-HELP

Investor Information
--------------------------------------------------------------------------------

Corporate Address                           Secretary
3700 Koppers Street                         John C. Nichols
Baltimore, Maryland 21227                   3700 Koppers Street
410-368-7000                                Baltimore, Maryland 21227
                                            410-368-7000

Transfer Agent and Registrar
--------------------------------------------------------------------------------


CHASE MELLON SHAREHOLDER SERVICES, L.L.C.
Securityholder Relations Department
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey  07660
800-526-0801

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

Senior Management
--------------------------------------------------------------------------------

Edward H. Verdery
Chairman and
Chief Executive Officer

S. Michael Dunseith
Senior Vice President of Operations

James B. Sinclair
Vice President and
Chief Financial Officer

Common Stock
--------------------------------------------------------------------------------

The Common Stock of the Company trades on the New York Stock Exchange under the symbol "EEC." A substantial number of the Company's shares are held in nominee accounts at banks and brokerage firms. These accounts, which include most mutual funds and other institutional investments, are cumulatively represented by one "of record" depository account. There were 234 shareholders of record as of March 31, 1998.

Investor Relations
--------------------------------------------------------------------------------

To obtain, without cost, a copy of the annual report filed with the Securities & Exchange Commission on Form 10-K or other information on the Company, copies of earnings press releases and 10-Q filings, or for investment analyst inquiries, please contact Lisa A. Morris, Investor Relations Administrator, at 410-368-7092.

Certain of the statements included in this annual report are forward-looking statements. These statements involve risks and uncertainties that could cause the actual results to differ from those expressed in or implied by such statements. These factors include the loss of bookings, increased competition, changes in environmental regulations and other factors. Information on factors that could affect the Company's financial results is set forth in the Company's filings with the Securities and Exchange Commission including the recently filed report on Form 10-K for the Company's fiscal year ended March 31, 1998.

                                         Environmental Elements Corporation   25

                              [LOGO APPEARS HERE]

                3700 Koppers Street o Baltimore, Maryland 21227
                          410-368-7000 o www.eec1.com

                           PRINTED ON RECYCLED PAPER