Form 10-K, Exhibit 13
period 1999-03-31
ENVIRONMENTAL ELEMENTS CORP
filed 1999-06-25
CIK 863893

1999 Annual Report

                                       EEC

                                   technology

                                   competence

                                   experience

                                   commitment

                             (GRAPHIC APPEARS HERE)
                            A breath of fresh air(sm)

ENVIRONMENTAL ELEMENTS CORPORATION o THE LEADER IN AIR POLLUTION CONTROL TECHNOLOGY

Financial Highlights for the years ended March 31,      1999         1998
(in thousands, except per share and employee data)
Continuing operations
   Bookings                                          $75,400      $88,600
   Backlog                                            77,200       69,800

   Sales                                              68,029       52,612
   Operating income                                    1,886          711
   Net income pre-tax                                $ 1,314          $50

Diluted earnings per share
   Net income                                         $ 0.18        $0.01

Cash and cash equivalents                            $ 1,619         $958
Working capital                                        9,562        7,050
Stockholders' investment                               7,608        6,265
Current ratio                                           1.56x        1.35x
Weighted average shares outstanding:
   Basic                                               7,053        6,990
   Diluted                                             7,192        7,098
Ending shares outstanding                              7,091        7,035
Number of full-time employees                            142          131


Environmental Elements Corporation is a leading supplier of air pollution control systems with more than fifty years of experience. The Company designs and installs large-scale, custom-engineered equipment and systems that enable our customers to comply with governmental regulations limiting particulate and gaseous emissions.

From 1946 to 1983, as part of the Koppers Company, we built a solid reputation as the premier supplier of air pollution control systems to the pulp and paper industry, and we developed a significant share of other industrial, municipal and power generation markets. Following a leveraged buyout by senior management in 1983, the Company was taken public in 1990 and listed on the New York Stock Exchange (symbol: EEC) in 1991.

From the start, the Company has maintained a leadership position at the cutting edge of particulate control technology, and we lead the industry with many innovations in the design of electrostatic precipitators, fabric filters and scrubbing systems. Through active and aggressive R&D, the Company continues to develop and refine its technologies and services in response to changing customer needs, optimizing the quality, cost and performance of our systems.

Environmental Elements Corporation is the leader in particulate removal in North America, and we continue to develop a growing presence in the international markets. The Company is well positioned to benefit from a domestic regulatory climate that continues to evolve in our favor, and from regulatory and economic trends in global power and industrial markets that augur well for our future.

Environmental Elements Corporation
3700 Koppers Street o Baltimore MD 21227
410-368-7000 o 800-333-4331

      Contents

  2   To Our Shareholders

  4   New Challenges

  6   New Vigor

  8   Innovative Solutions

 10   Management's Discussion and Analysis

 12   Consolidated Financial Statements

 16   Notes to Consolidated Financial Statements

 22   Management's Responsibility for
      Financial Statements

 23   Report of Independent Public Accountants

 24   Selected Consolidated Financial Data

 25   Board of Directors and Senior Management

 25   General Information

(GRAPHIC APPEARS HERE)

Wisconsin Electric initiated a four-year, $300 million contract to bring its NOx emissions into compliance with new Environmental Protection Agency standards. Partnering with DB Riley in this joint venture, EEC's contract revenue by completion is expected to exceed $100 million.

Neil R. Davis named Senior Vice President, Operations. Davis coordinates and manages the Company's growing program of providing ongoing support not only for EEC installations, but for those of our competitors as well.

Ahlstrom Recovery has awarded EEC, a leader in the pulp and paper pollution control market, a contract to provide an electrostatic precipitator installation for a paper manufacturer in Syktyvkar, Russia.

EEC's new regional maintenance centers put our expertise where it's needed, when it's needed. From the oversight of new construction through continuing maintenance, support and upgrading of existing installations, the Company's new regional centers keep us in the lead.

Commercial-scale tests of EEC's Fine Particulate Agglomerator(TM) at Wisconsin Electric's Presque Isle power plant have demonstrated a significant increase in the amount of fine particulate removed from the exhaust stream compared to conventional precipitator systems.

EEC's new Mid-South Regional Maintenance Center has been awarded a $3 million contract to coordinate the rebuilding of three cement kiln electrostatic precipitator units for North Texas Cement.

A contract in excess of $1 million has been awarded to EEC to design and fabricate an electrostatic precipitator for American Soda's new soda ash facility, now under construction in Colorado. The installation will be used to collect sodium carbonate and sodium bicarbonate.

Kimberly-Clark awarded EEC its first contract to upgrade a recovery boiler electrostatic precipitator at its Pictou, Nova Scotia, pulp mill. The newly upgraded installation will be larger and will assure that this plant meets local standards while helping to recover costly chemicals used in the pulp-making process.

The US Patent Office has issued a patent to EEC for the development of an Electrostatic Precipitator Sandwich Electrode, a system designed to capture sub-micron pollutant particles which often pass unimpeded through competitive precipitator systems.

The US Department of Energy has contracted with EEC to develop an enhancement to the particulate scrubbers installed on coal-fired power plants as part of a program to assist in the commercial development of pressurized fluid-bed combustion technology.

EEC has received a $2 million contract to erect an electrostatic precipitator at a large copper smelter in northern Canada. The new installation at Hudson Bay Mining and Smelting's operation in Flin Flan, Manitoba, will significantly improve air quality in the town by removing particulates from the effluent of copper converters.

The US Patent Office has issued a patent to EEC for a Corona Discharge Reactor, a novel device designed to remove highly toxic mercury vapor from combustion exhaust gases of coal-fired power plants. This new technology now moves into commercial production.

Environmental Elements Corporation   1

To Our Shareholders

         I am very pleased to report that your Company enjoys solid financial health. We have met all of the goals we set when we began our journey to renewed financial viability, and we now have nine consecutive quarters of positive operating profit behind us. We are lean and trim. Our continued investment in R&D is paying off. Our orders are up significantly and our earnings are getting stronger. New markets are opening to us, and we are moving aggressively to capitalize on these opportunities.

E. H. Verdery Chairman of the
Board and Chief Executive Officer

(GRAPHIC APPEARS HERE)

"We have moved onto solid financial footing, and our orders book is stronger than ever. Best of all, we own much of the most effective technology in our field. To say the future looks bright is an understatement. As more and more people grow concerned about future air quality our market will expand, both at home and abroad. No one is better positioned to serve this expanding need than EEC."

A very satisfying year
         Sales for the fiscal year grew by better than 29 percent over last year. Our backlog is up 11 percent, from $70 million to $77 million. And our earnings for this year are a very respectable $1.3 million. These numbers are the gratifying result of a team effort that began in the boardroom and reached out to every member of the Company. No less important, we are putting in place some new ideas that will lead to an even stronger position in our markets in the years ahead.

A challenging environment
         The power generation market--the arena in which EEC is the emerging leader, with a market share in excess of 30 percent--is being subjected to new regulatory and economic pressures. Utilities are facing sharpened competition in many areas, and the need to keep costs down is powering a search for an ever-wider range of less costly fuels to burn. This fuel flexibility puts an added burden on the pollution control systems in use to meet gaseous and particulate air quality standards. In addition, the EPA is moving forward with a new set of standards for permissible levels of nitrogen-oxide (NOx) emissions. We are well positioned to capitalize on these market trends.

New standards, new opportunities
         Newly emerging NOx standards will initiate a vast new market for air pollution controls. Changing fuels will not reduce the emissions; they must be extracted. Due to our strengthening presence in the power generation market, we will have many opportunities to design and fabricate systems of our own. But our reputation as systems integrators will offer some other major advantages over our competitors. We are currently participating in a project with Wisconsin Electric, a Wisconsin Energy company, in which EEC is integrating and optimizing the system with a partner who is equally committed. This approach--where more than one company is contributing to selecting the best solutions for the customer--promises to be a very profitable segment of this immense new market, and no one is better positioned than we are to take advantage of this approach.

2    Environmental Elements Corporation

Deepening our commitment
         Our new concept of developing Regional Maintenance Centers to provide a full range of after-market services promises to add a very strong and growing profit source for the Company. Our leading market share in air pollution systems for power generation and pulp and paper positions us as a prime player in the development of an exciting new market segment, and we have established three centers in the South and Mid-Atlantic regions to serve our existing customers. Pollution control systems demand continual maintenance, and our regional centers will permit us to meet our customers' needs efficiently. In addition, our field service engineers are fully capable of working on competitive installations and handling major upgrades and rebuilds. We see a very bright future for this support structure. Our next step is to add three more regional centers over the next year.

A shrinking world
         Despite the economic slowdowns, which have been dominating the international scene during the past year, we still see major opportunities abroad, and we are continuing to pursue openings in these foreign markets. We have a presence in China, South Korea, India, Brazil, Finland and Russia. The years ahead will bring a renewal of emphasis on tightened air standards, and these markets promise great potential for EEC. We will continue to seek opportunities to expand our international presence.

Proprietary technology
         Our investment in R&D--increasingly rare in our industry--continues to reward us and bring us an excellent return. Over the past year, EEC was awarded three more patents for new pollution control technologies. Our ongoing R&D projects and technology developments will prove to be particularly important in the NOx market as it accelerates in the next few years. The available means of removing NOx emissions are often very costly, and there is a need for new processes to keep our customers' costs under control. We have several promising irons in this fire, and we are now reviewing new approaches that can quickly establish EEC as a NOx leader.

(BAR GRAPHIC APPEARS HERE)
         developments will prove to be particularly important in the NOx market as it accelerates in the next few years. The available means of removing NOx emissions are often very costly, and there is a need for new processes to keep our customers' costs under control. We have several promising irons in the fire, and we are now reviewing new approaches that can quickly establish EEC as a NOx leader.

A winning team
         The Company's performance over the past two years is the result of the skills and the dedication of EEC's employees. From the boardroom to customers' facilities, we are rewarded with a team of professionals that I feel is unparalleled in our industry. The Company's success is their success, and I cannot overstate the depth of pride I feel working with them.

                         Sincerely,


                         E. H. Verdery
                         Chairman of the Board and
                         Chief Executive Officer

                         June 1999

Environmental Elements Corporation   3
new
 challenges

         The new air-quality standards being promulgated by the EPA will open a new and expanding market for EEC and our competitors in the air pollution control industry. This new arena will be so vast that no single company will be able to dominate it, but EEC is better positioned to capitalize on these emerging requirements than most other companies. Our leading position in the particulate control segment of the power generation market is a key advantage.

         Though nearly half of all NOx emissions are from motor vehicle exhaust, power plants account for more than a quarter of the total. Over the past three decades, while most air pollutants have been reduced significantly, NOx emissions have increased by more than ten percent. NOx is invisible, but quickly reacts in the air to form a number of serious pollutants, such as the acid aerosols which form acid rains, ground-level ozone and other respiratory irritants, while nitrate particles have been linked to algae blooms and the destruction of rivers and lakes. The new standards are designed to reduce these emissions, starting in those areas where the problem is most severe.

         The initial NOx requirements are focused on 22 Midwestern and Eastern states and the District of Columbia, and are targeted primarily on utility power generation. EEC already has a very heavy presence in most of these affected states, and our established position as the recognized leader in this market puts us out front.

(GRAPHIC APPEARS HERE)
"The market for NOx control represents an outstanding opportunity. The new requirements can't be met by switching fuels, as was done with SOx. Fossil fuel combustion produces nitrogen oxides, and they can only be removed by active measures. This is a substantial, new market, and EEC is well positioned to capture a significant share."

S. Michael Dunseith
Executive Vice President and
Chief Operating Officer

Costly solutions
         NOx is costly to remove, and unlike the sulfur oxides which were the primary target of the Clean Air Act of 1990, simply changing to "cleaner" fuels will not reduce these nitrogen oxide emissions. NOx emissions are the byproduct of any combustion that uses ordinary air as the oxidant--the oxides emitted are not from the fuel itself, but from the nitrogen in our atmosphere. At present, the commercial process that is most effective is the Selective Catalytic Reduction (SCR) process, which involves the use of ammonia and a catalyst to remove NOx gases. It is expensive to install; costly to operate; and the catalyst, which is itself very expensive, has a finite life and must periodically be renewed. With utility deregulation and the resultant increased competition, utilities want to avoid these very expensive SCR installations, if at all possible.

Proprietary technologies
         We are examining a number of alternative NOx treatment technologies that are somewhat less efficient than the SCR process, but their far lower costs of installation and operation make them an attractive alternative, particularly when they can be combined to attain the desired degree



4    Environmental Elements Corporation

(GRAPHIC APPEARS HERE)
  Wisconsin Electric's Presque Isle plant is part of the company's portfolio being analyzed for a major NOx reduction installation in which EEC is the systems integrator.

         of NOx reduction. EEC is currently evaluating a number of these technologies with a view to commercial development as proprietary processes. We foresee many potentially profitable applications where these systems offer utilities a flexible and economical alternative to SCR technology. As the NOx market expands, the company with the widest range of options will be in the best position to serve the most customers by offering the most flexibility. EEC intends to be in that position.

Systems integration
         Our flexible approach to this new NOx market illustrates some of EEC's basic strengths: our knowledge and experience, gained through more than fifty years in the overall air pollution marketplace, and our willingness to reach out and select the process best suited to the task at hand. We possess a vast array of proprietary processes--both home-grown and licensed--but it is not our technology that is generating our growing reputation, it is our proven ability to put together efficient solutions to our customers' problems that increasingly sets us apart from our competitors.

         Our contract with Wisconsin Electric is an illustration of how we can provide our customers with more value for the dollars they invest in new air pollution control technology. EEC evaluates the customer's problem, optimizes the solution, and then integrates all of the various components into a workable system--all the while keeping costs in line. We are not wedded to our own technology, and we have the freedom to pick and choose the technologies that best suit our customer's needs regardless of the source. This systems integration approach will be a growing part of our future services, both in the NOx markets and in our other areas of interest.

Environmental Elements Corporation   5
new
 vigor

         Environmental Elements Corporation is the leader in supplying air pollution control installations for the power generation and pulp and paper industries, for waste-to-energy plants, and the Company's products enjoy a significant presence in the rock products, metals and petrochemical industries. Each installation represents an investment of many millions of dollars by the customer, both initially and over the expected life of the system--typically about twenty or more years.

A market is born
         Once the welds on a new air pollution control installation had cooled and the paint had dried, the builder of the equipment typically turned the operational and maintenance responsibilities over to the customer and turned its attention to the next major project. This maintenance vacuum was filled by small, local independents, some even mom-and-pop operations, many of which grew into mid-sized companies by offering a limited array of specialized, mechanical support services--but all too often on a patchwork basis. Major upgrades of equipment frequently involved costly fabrications and custom adaptations, and periodic rebuilds of the installations proved usually to be beyond their capabilities.

         As a prime supplier of full-scale air pollution control installations, EEC enjoys the benefits of design experience and fabrication capabilities that none of these small operations can approach. Their only advantage is location. We are moving aggressively to change that.

         During the past year, EEC has opened three new Regional Maintenance Centers in Pensacola, Florida, Richmond, Virginia, and Karnack, Texas. These three sites were chosen to inaugurate our new services because they are situated within convenient reach of nearly seventy percent of our existing installations. We are, therefore, known entities among these customers. Our products and capabilities need no further introductions. They are an ideal test bed for the fundamental concept, and they are proving to be even more successful than anticipated in our planning. For very little initial investment, the Company is gaining excellent returns. Inaugural staffing and equipment needs are modest, and we enjoy great flexibility in the ways we can respond to our customers' requirements. Best of all, perhaps, is the continued closeness of EEC personnel and the customer, a relationship that ensures that we really understand their needs and simultaneously underscores the full range of the Company's technical capabilities to meet them. Our current plans call for the opening of two more regional maintenance centers this year, and we are planning three more next year--in the Midwest, the Northwest and the Southwest.

(GRAPHIC APPEARS HERE)
"Air pollution control equipment is very costly, highly complex, and in use around the clock, day after day after day. Effective maintenance is an imperative that no plant can afford to ignore. No one is better equipped to provide competent maintenance and support services than EEC."

Neil R. Davis Senior Vice President, Operations

6    Environmental Elements Corporation

(GRAPHIC APPEARS HERE)

   EEC's new Regional Maintenance Centers mean that our expertise is readily on hand to meet customers' needs--even when the equipment is not ours.

The camel's nose
         Having a recognized, primary air pollution control equipment manufacturer in the neighborhood is proving to be a major benefit to all companies with air pollution control systems, even companies with systems installed by our competitors. These systems are not off-the-shelf appliances; each installation is unique, and each is tailored closely to the plant it is designed to support. Simply stated, our systems are adaptable to many applications, not just to our own proprietary installations. The key characteristics that set us apart in the maintenance field are our reputation for quality systems design and fabrication, and our capability for full systems integration. We can carry out work on any air pollution control system--from periodic maintenance requirements through a complete rebuild--and improve it in the process.

         One notable illustration occurred last year. A contract was awarded to EEC by North Texas Cement; we were awarded this $3 million contract because of our known proficiency in the marketplace, and because we possess the local capability to deliver our services on site, on demand. The new Mid-South Regional Maintenance Center will coordinate the rebuild of three precipitator units that serve North Texas' cement kilns. A project of this type puts EEC in a far stronger position to bid on future new construction projects for customers we support with maintenance contracts.

A growing force in our future
         The benefits of this regional maintenance concept to the Company are manifold and significant. The investment is small and the returns are great. Major installations occur on a time frame that is easily considered to be "occasional"--with a probable life expectancy of about 25 years. Yet the need to maintain such an installation is continual, and the revenue stream on this maintenance, and on the consumable parts required, is a steady source of recurring revenue. And, finally, and probably most important of all, the relationship of EEC personnel with the customer is of immeasurable advantage when major upgrades or rebuilds become necessary. In coming years, we anticipate that these service revenues will grow significantly. And it is even more important to note that, in times of economic downturn and recession, when new installation orders may shrink to minimums, our customers will need to make every effort to maintain existing facilities and keep them in operation. We intend to be ready to respond to those needs at every level of demand.

Environmental Elements Corporation   7
innovative
 solutions

         If there is any one facet of EEC's corporate operations that makes us truly unique among the rest of our industry, it is our continuing investment in research and development. Very few companies seem willing to make the substantial investment demanded by an active R&D effort, but we have found it to be a major advantage in expanding our share of our existing markets and in penetrating new ones.

Dreams to bricks and mortar
         At EEC, research and development are ambidextrous right and left hands. Neither is more important than the other, and both serve the Company exceptionally well. Though we start out from an air pollution control perspective, the sparks often lead us into other only distantly related fields. Our fundamental investigations into corona-discharge technology, for example, have blossomed into research and development contracts for biological and chemical decontamination for the Defense Department, and into a cooperative research effort with a major university to explore the future of using this technology to control other biological contaminations in food processing and other applications where sterile surfaces are mandatory. In our own narrower field of interest, this research also led to a patent--the third patent issued to EEC during this past year--on a whole new means of eliminating mercury vapor from gaseous industrial effluent.

         The new process employs a catalytic reactor to absorb the mercury, and a corona-discharge plasma unit oxidizes the element and makes it easily susceptible to collection in a conventional flue-gas scrubber. Previously, a far more costly method using carbon powder injection was the only reliable technology available to remove this highly toxic element from stack gases of power plants. Success with this application is leading us into new explorations of how corona-discharge technology can be used to eliminate other dangerous pollutants from exhaust emissions.

The shrinking particle
         Other major research efforts that have resulted in new patents by EEC are the new series of electrostatic precipitator panels that we have developed. Electrostatic precipitation is, by far, the most common means of removing particulate pollutants from stack-gas emissions, but it is a technology that is often far from perfect in its application. There are very real limits to the size of particles most conventional systems can capture, and turbulent airflow and other internal conditions have a drastic impact on their performance. Turbulence often results in re-entrainment of particles that escape the collectors, requiring additional collectors to capture them. And, in all too many systems, truly tiny particles flow through unimpeded.

         EEC invented and commercially developed and patented the Fine Particulate AgglomeratorTM (FPA) which is a

(GRAPHIC APPEARS HERE)
"One of the most important things we do at EEC is pursue major R&D projects, both in terms of basic research and of commercial product development. Staying at the cutting edge of our technology is what will keep us at the leading edge of our industry.

Robert W. Tisone Senior Vice President, Technology and Product Management

8    Environmental Elements Corporation

(GRAPHIC APPEARS HERE)

We are the only company in our field with the R&D capability to fully model elaborate new equipment designs and installations before beginning construction.

         hybrid of conventional and laminar flow technology. The FPA will enhance an existing electrostatic precipitator's performance and help to remove ultra-small particles--less than a micron--which are more difficult to collect in a conventional electrostatic collection system. In addition, the Company patented the heart of our FPA system, the new Sandwich Electrode.(TM) This new electrode consists of a flat-plate design, which minimizes the flow turbulence that can ruin the enhanced agglomeration effect in the FPA field.

A new standard
         Another EEC R&D effort from which we expect an excellent return is the new Modulok II(R) dust plate, for which another new patent was issued to the Company during the past year. This new design is highly efficient, yet it is so simple, with components so standardized, that it is readily adaptable to a vast range of precipitator applications. This Modulok II dust plate was designed for international electrostatic precipitator projects, and it can be quickly manufactured, shipped and assembled on site virtually anywhere in the world--a distinct advantage in terms of our growing international markets.

Open minds and open markets

         Unlike many designers and manufacturers with active R&D efforts, however, EEC is not infected with the "not-invented-here" mentality. Our search for new approaches to meeting our business goals is not confined to our internal resources alone.

         The cost associated with commercial development of new technologies has never been higher, and there are many good ideas floating around without the kind of solid financial sponsorship needed to bring them on line. We are open to acquiring new processes that meet our customers' needs, and we actively search for new ways of increasing effectiveness or lowering costs--or both. We invent new processes and equipment when we can, but we are willing to buy or license promising new techniques when our evaluation proves them to be worth our investment. At present, EEC is evaluating new methods for removing NOx that are far less costly than the SCR system.

Blazers in the lab
         In order to assure that our capabilities and our customers' needs are in mesh, our project managers work directly with our R&D personnel. There is no mid-level interpreter standing between the people designing and building a new installation on site and the men and women back in the lab who are monitoring and evaluating the project. We model new systems fully, not only in computer software, but as working miniatures, operating in a real-world environment.

         We lead our industry, and our R&D will keep us out front in the years ahead.

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

Bookings and Backlog
      Bookings represent work for which the Company has entered into a signed agreement or has received a notice to proceed. Bookings during fiscal 1999 were $75.4 million, a 15% decrease from fiscal 1998 bookings. The decrease in bookings during fiscal 1999 was due primarily to decreases in orders from the Company's customers in the power generation and repair and rebuild areas, offset by increases in orders from customers in the industrial, maintenance and spare parts areas.The backlog as of March 31, 1999 is $77.2 million.

      Due to timing effects of bookings, differences in project gross margins and varying lengths of time required to perform contracts (typically 12-36 months), annual bookings activity and backlog levels at period end are not necessarily predictive of future operating results.

Sales and Income
      Table 1 sets forth the amounts and percentage relationships to sales of selected items in the Company's consolidated statements of operations for the periods indicated. Table 1 excludes a restructuring charge of $2.2 million from fiscal year 1997.

Fiscal 1999 Compared to Fiscal 1998
      Fiscal 1999 sales increased 29.3% or $15.4 million to $68.0 million from $52.6 million the year before. This change reflects increases in sales to the Company's power, maintenance and spare parts customers, which is offset in part by decreases in sales to its industrial, repair and rebuild and international customers.

      Cost of sales increased 29.5% or $13.4 million to $58.9 million from $45.5 million. Cost of sales increased slightly as a percentage of sales to 86.7% from 86.5%, reflecting essentially level project execution performance.

      Selling, general and administrative expenses increased 12.7% or $0.8 million to $7.2 million from $6.4 million. The increase was caused primarily by increased sales volume, offset in part by efficiencies in the Company's administrative costs. Because the increased sales volume was significantly higher than the increase in expenses in dollar terms, the Company's selling, general and administrative expenses, as a percentage of sales, decreased to 10.6% from 12.2%.

      For the reasons set forth above, operating income was $1.9 million, or 2.7% of sales, for fiscal 1999 compared to operating income of $711,000, or 1.3% of sales, in the prior year.

      Interest and other expense, net, decreased 13.5%, or $89,000, to $572,000. The decrease is primarily a result of a decrease in interest expense due to decreased borrowings on the Company's line of credit during most of the fiscal year.

      Because of the above mentioned sales volume increases and decreased expenses, pre-tax income from continuing operations was $1.3 million, or 1.9% of sales, for fiscal 1999 compared to $50,000, or 0.1% of sales, in the prior year.


      Provision for income taxes was $39,000 for fiscal 1999. The provision was for state taxes not offset by net operating loss carryforwards. There was no provision for income taxes in fiscal 1998 because the Company had net operating loss carryforwards that offset pre-tax income from continuing operations. Information relating to income taxes is discussed in Note 4 of "Notes to Consolidated Financial Statements."

      For the reasons set forth above, net income was $1.28 million, or 1.9% of sales, for fiscal 1999, compared to net income of $50,000, or 0.1% of sales, for fiscal 1998.

Fiscal 1998 Compared to Fiscal 1997
      Fiscal 1998 sales increased 10% or $4.9 million to $52.6 million from $47.7 million the year before. The increase in sales reflected increases in sales to the Company's power, international, field service, and spare parts customers offset in part by decreases in sales to its industrial and repair and rebuild customers.

      Cost of sales increased 11% or $4.5 million to $45.5 million from $41.0 million. Cost of sales increased slightly as a percentage of sales to 86.5% from 86.1%, reflecting essentially level project execution performance.

      Selling, general and administrative expenses decreased 18% or $1.4 million to $6.4 million from $7.8 million. Cost reductions from restructuring actions taken during prior fiscal years, and the resultant increased efficiencies during fiscal 1998, were the primary factors in the decrease. Because of the increased sales volumes and the decreased expenses in dollar terms, the Company's selling, general and administrative expenses, as a percentage of sales, decreased to 12.2% from 16.4%.

      For the reasons set forth above, operating income was $711,000, or 1.3% of sales, for fiscal 1998 compared to an operating loss of $1.2 million, excluding a restructuring charge of $2.2 million, in fiscal year 1997.

      TABLE 1                  For the years ended March 31, 1999        1998      1997     1999       1998    1997
----------------------------------------------------------------------------------------------------------------------
                                                                     (in millions)           (percentage of net sales)
      Sales                                                   $68.0      $52.6     $47.7     100.0     100.0   100.0
      Cost of sales                                            58.9       45.5      41.0      86.7      86.5    86.1
      Gross profit                                              9.1        7.1       6.6      13.3      13.5    13.9
      Selling, general and administrative expenses              7.2        6.4       7.8      10.6      12.2    16.4
      Operating income (loss)                                   1.9        0.7      (1.2)      2.7       1.3    (2.5)
      Interest and other expense, net                          (0.6)      (0.6)     (0.6)     (0.8)     (1.1)   (1.3)
      Income (loss) before provision for income taxes          $1.3       $0.1     $(1.8)      1.9       0.1    (3.8)

10     Environmental Elements Corporation

Management's Discussion and Analysis
--------------------------------------------------------------------------------

      Interest and other expense, net, increased 5.9%, or $37,000, to $661,000. The increase was primarily a result of an increase in interest expense due to increased borrowings on the Company's line of credit.

      Because of the above mentioned sales volume increases and decreased expenses, pre-tax income from continuing operations was $50,000, or 0.1% of sales, for fiscal 1998 compared to a loss from continuing operations before restructuring charges of $1.8 million in fiscal 1997.

Liquidity and Capital Resources
      During fiscal 1999, cash and cash equivalents increased by $0.7 million and borrowings under the Company's line of credit increased by $0.9 million. This was caused principally by the increase in cash flow generated from net income of $1.3 million and depreciation and amortization expenses of $0.8 million, offset by the decrease in cash flow generated from a $2.4 million increase in the Company's net working capital investment in contracts.

      Historically, the Company has required minimal investment in net working capital in contracts, but it does experience fluctuations in these amounts depending upon the stage of completion of its various contracts and upon the payment terms negotiated as a part of the overall original contract terms and conditions. ("Net working capital invested in contracts" consists of accounts and retainages receivable plus unbilled contract costs and fees, minus accounts payable and minus billings in excess of contract costs and fees. These net amounts were $8.1 million and $5.7 million at March 31, 1999 and 1998, respectively.) The Company seeks to manage project cash flows through its payment terms with customers and suppliers and in adherence to project budgets and schedules.

      During the fiscal year, the Company and its bank agreed to increase the Company's secured open line of credit to $12 million, for a two-year term.

      Subsequent to year-end, the Company increased its bonding capacity by establishing an unsecured bonding line of $80 million through its corporate insurance providers.

      The Company's order backlog increased 11% to $77 million during the fiscal year. Bookings received during the fiscal year decreased 15% from the prior year, to $75.4 million from $88.6 million.

      On March 4, 1999, the Company entered an agreement with one of its customers, Wisconsin Electric, and DB Riley Consolidated, Inc., of Massachusetts, to reduce emissions, improve performance and maintain capacity and reliability of Wisconsin Electric's fossil-fired power plants. Environmental Elements and DB Riley, both recognized leaders in the supply of air pollution control equipment, through a joint venture, will manage, design, engineer, procure, fabricate, supply and install boiler technology, particulate technology and emission control equipment. The Company received an initial minimum order for $25 million at the time the agreement was signed. Additional orders for specific work under the agreement will occur as the scope of work is defined, and will be booked as new orders when they are received, pursuant to the Company's standard policies related to contract administration. The Company estimates its revenue from the project to be in excess of $100 million over an estimated four-year duration, however there can be no assurance that such levels of business will occur as a result of the agreement, or that, if they occur, that they will continue.

      The Company believes that there has been evidence of improvement over the past two years in the market for its products, technologies and services, but also believes that, in the short term, the market is exceptionally difficult to predict accurately due to regulatory and other factors, both domestic and international in nature. The Company has attempted to adjust its organization so that it can operate and be profitable on highly variable business levels at or above those experienced in the current and prior fiscal year. However, there can be no assurance that such business levels will occur, that the Company's actions will be successful, or that future losses would not adversely affect the Company's liquidity and capital resource position. The Company believes it has liquidity and capital resources sufficient to maintain its business at its current level of activity due to the following: no significant capital expenditures are expected; historically the Company has required little investment in operating working capital; and its banking arrangements, i.e. those currently available and those which could be obtained, would be adequate to maintain its ongoing business at its current level of activity during the next year.

Year 2000
      The Company has substantially completed its process to ensure Year 2000 compliance of all software and hardware that are date dependent. The process consisted of four phases:

      Phase I - Systems Review. This phase involved a review of date dependent systems and was completed in 1997. This phase included the determination that one system no longer met the needs of the corporation and therefore should be replaced regardless of Year 2000 concerns.

      Phase II - Compliance Assurance. Completed in 1998, this phase involved obtaining certification from principal system providers that the Company's enterprise systems are Year 2000 compliant. The Company does not intend on testing these systems.

      Phase III - System Replacement. Also completed in 1998, this phase involved bringing on line a Year 2000 compliant system to replace the system discussed above that no longer met the needs of the corporation.

      Phase IV - Hardware Audit. Completed in early 1999, this phase tested personal computers for Year 2000 compliance. The few non-compliant systems found are in non-date sensitive service.

      The Company has no knowledge that any of its systems, major or minor, are not Year 2000 compliant. No significant expenditures were required to achieve Year 2000 compliance that would not have been required in the normal course of operation. The Company is not aware of any non-compliance that would have a material effect on its operations or result in material remedial costs, including the risk and potential impact of non-compliance by the Company's suppliers, subcontractors and customers. However, there can be no absolute assurance that unanticipated non-compliance will not occur, or that such non-compliance would not require material costs to remedy or that it would not result in significant disruption if not remedied.

      The Company does not intend to develop any contingency plans to address possible system failures related to Year 2000 compliance because it believes that the above mentioned systems will be compliant before January 2000.

      The Company provides software based control systems to its customers that are Year 2000 compliant.

Dividends
      The Board of Directors did not declare a dividend during fiscal 1999. Any future determination as to the payment of dividends on common stock will depend on future profitability and capital requirements of the Company and/or on such other factors as the Board of Directors may consider. The Company intends to retain most of its future earnings to finance growth and development of its business.

Environmental Elements Corporation   11

Consolidated Statements of Operations
--------------------------------------------------------------------------------
For the years ended March 31,                                      1999                     1998                   1997
------------------------------------------------------------------------------------------------------------------------

Sales                                                       $68,029,000              $52,612,000            $47,654,000
------------------------------------------------------------------------------------------------------------------------
Cost of sales                                                58,960,000               45,528,000             41,023,000
------------------------------------------------------------------------------------------------------------------------
         Gross profit                                         9,069,000                7,084,000              6,631,000
------------------------------------------------------------------------------------------------------------------------

Selling, general and administrative expenses                  7,183,000                6,373,000              7,807,000
------------------------------------------------------------------------------------------------------------------------
Restructuring charge                                                 --                       --              2,215,000
------------------------------------------------------------------------------------------------------------------------
                                                              7,183,000                6,373,000             10,022,000
                                                             -----------------------------------------------------------
         Operating income (loss)                              1,886,000                  711,000             (3,391,000)
------------------------------------------------------------------------------------------------------------------------

Interest and other expense, net                                (572,000)                (661,000)              (624,000)
------------------------------------------------------------------------------------------------------------------------
         Income (loss) before provision for
         income taxes                                         1,314,000                   50,000             (4,015,000)
------------------------------------------------------------------------------------------------------------------------

Provision for income taxes                                       39,000                       --                     --
------------------------------------------------------------------------------------------------------------------------
         Net income (loss)                                   $1,275,000                  $50,000            $(4,015,000)
------------------------------------------------------------------------------------------------------------------------

Net income (loss) per share:
Basic                                                            $ 0.18                   $ 0.01                 $(0.58)
------------------------------------------------------------------------------------------------------------------------
Diluted                                                          $ 0.18                   $ 0.01                 $(0.58)
------------------------------------------------------------------------------------------------------------------------

Weighted average common shares outstanding:
Basic                                                         7,053,000                6,990,000              6,924,000
------------------------------------------------------------------------------------------------------------------------
Diluted                                                       7,192,000                7,098,000              6,924,000
------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

12    Environmental Elements Corporation

Consolidated Balance Sheets
--------------------------------------------------------------------------------

As of March 31,                                                                           1999                     1998
------------------------------------------------------------------------------------------------------------------------

Assets
Current assets:
Cash and cash equivalents                                                           $1,619,000                 $958,000
------------------------------------------------------------------------------------------------------------------------
Accounts and retainage receivable, net of allowance for doubtful
accounts of $221,000 and $218,000 in 1999 and 1998, respectively                     9,441,000                9,709,000
-----------------------------------------------------------------------------------------------------------------------
Unbilled contract costs and fees                                                    12,315,000               13,877,000
-----------------------------------------------------------------------------------------------------------------------
Inventories                                                                          1,407,000                  760,000
-----------------------------------------------------------------------------------------------------------------------
Prepaid expenses and other current assets                                            1,814,000                1,970,000
-----------------------------------------------------------------------------------------------------------------------
         Total current assets                                                       26,596,000               27,274,000
------------------------------------------------------------------------------------------------------------------------

Property and equipment:
Capital lease, building and improvements                                             7,293,000                7,200,000
------------------------------------------------------------------------------------------------------------------------
Machinery, equipment, furniture and fixtures                                         3,120,000                3,032,000
-----------------------------------------------------------------------------------------------------------------------
         Total property and equipment at cost                                       10,413,000               10,232,000
------------------------------------------------------------------------------------------------------------------------

Less - Accumulated depreciation and amortization                                     4,827,000                4,084,000
------------------------------------------------------------------------------------------------------------------------
         Property and equipment, net                                                 5,586,000                6,148,000
------------------------------------------------------------------------------------------------------------------------

Non-current retainage receivable                                                       277,000                        --
------------------------------------------------------------------------------------------------------------------------
Other assets, net                                                                      721,000                  940,000
-----------------------------------------------------------------------------------------------------------------------
         Total assets                                                              $33,180,000              $34,362,000
------------------------------------------------------------------------------------------------------------------------

Liabilities and stockholders' investment
Current liabilities:
Accounts payable                                                                   $13,110,000              $16,378,000
------------------------------------------------------------------------------------------------------------------------
Billings in excess of contract costs and fees                                          824,000                1,462,000
-----------------------------------------------------------------------------------------------------------------------
Accrued payroll and related expenses                                                 1,044,000                  509,000
-----------------------------------------------------------------------------------------------------------------------
Accrued and other current liabilities                                                2,056,000                1,875,000
-----------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                  17,034,000               20,224,000
------------------------------------------------------------------------------------------------------------------------
Long-term liabilities:
Long-term capital lease obligation                                                   1,963,000                2,217,000
------------------------------------------------------------------------------------------------------------------------
Long-term line of credit                                                             6,100,000                5,200,000
-----------------------------------------------------------------------------------------------------------------------
Other non-current liabilities                                                          475,000                  456,000
-----------------------------------------------------------------------------------------------------------------------
         Total liabilities                                                         $25,572,000              $28,097,000
------------------------------------------------------------------------------------------------------------------------

Commitments and contingencies
Stockholders' investment:
Common stock, par value $.01 per share; 20,000,000 shares authorized; 7,090,705 and 7,034,759 shares issued and outstanding at March 31,
1999 and 1998, respectively                                                             71,000                   71,000
-----------------------------------------------------------------------------------------------------------------------
Paid-in capital                                                                     28,222,000               28,047,000
-----------------------------------------------------------------------------------------------------------------------
Cumulative translation adjustment                                                     (196,000)                 (89,000)
------------------------------------------------------------------------------------------------------------------------
Retained deficit                                                                   (20,489,000)             (21,764,000)
------------------------------------------------------------------------------------------------------------------------
         Total stockholders' investment                                              7,608,000                6,265,000
------------------------------------------------------------------------------------------------------------------------

         Total liabilities and stockholders' investment                            $33,180,000              $34,362,000
------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

Environmental Elements Corporation   13

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

For the years ended March 31,                                             1999                 1998                1997
------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income (loss)                                                   $1,275,000              $50,000         $(4,015,000)
------------------------------------------------------------------------------------------------------------------------
Non-cash items:
Depreciation and amortization                                          826,000              848,000             786,000
------------------------------------------------------------------------------------------------------------------------
Stock contributions to savings plan                                     98,000               88,000              46,000
-----------------------------------------------------------------------------------------------------------------------
Stock-based compensation                                                77,000               96,000             102,000
-----------------------------------------------------------------------------------------------------------------------
Changes in operating assets and liabilities:
(Increase) decrease in accounts and retainages receivable, net          (9,000)          (3,392,000)          3,710,000
------------------------------------------------------------------------------------------------------------------------
Decrease (increase) in unbilled contract costs and fees              1,562,000           (7,629,000)         (1,423,000)
------------------------------------------------------------------------------------------------------------------------
(Increase) decrease in inventories                                    (647,000)             207,000             484,000
-----------------------------------------------------------------------------------------------------------------------
Decrease (increase) in prepaid expenses and other current assets       156,000               20,000            (843,000)
------------------------------------------------------------------------------------------------------------------------
(Decrease) increase in accounts payable                             (3,268,000)           6,654,000          (2,462,000)
------------------------------------------------------------------------------------------------------------------------
Decrease in billings in excess of contract costs and fees             (638,000)            (198,000)           (731,000)
------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in accrued payroll and related expenses            535,000             (109,000)            (57,000)
------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in accrued and other current liabilities           181,000              (49,000)            (81,000)
------------------------------------------------------------------------------------------------------------------------
Increase in other non-current liabilities                               19,000               47,000              64,000
-----------------------------------------------------------------------------------------------------------------------
         Net cash flows provided by (used in) operating activities     167,000           (3,367,000)         (4,420,000)
------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
Purchases of property and equipment                                   (181,000)            (463,000)            (99,000)
------------------------------------------------------------------------------------------------------------------------
Disposals of property and equipment, net                                     --                    --           1,596,000
-------------------------------------------------------------------------------------------------------------------------
Proceeds from disposal of assets held for sale                               --              864,000                   --
-------------------------------------------------------------------------------------------------------------------------
Decrease (increase) in other assets                                    136,000             (136,000)             57,000
-----------------------------------------------------------------------------------------------------------------------
         Net cash flows (used in) provided by investing activities     (45,000)             265,000           1,554,000
------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
Net borrowings under line of credit                                    900,000            2,615,000           2,585,000
------------------------------------------------------------------------------------------------------------------------
Payments under capital lease obligation                               (254,000)            (232,000)           (213,000)
------------------------------------------------------------------------------------------------------------------------
Change in cumulative translation adjustment                           (107,000)              (7,000)             54,000
-----------------------------------------------------------------------------------------------------------------------
         Net cash flows provided by financing activities               539,000            2,376,000           2,426,000
------------------------------------------------------------------------------------------------------------------------
         Net increase (decrease) in cash and cash equivalents          661,000             (726,000)           (440,000)
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                           958,000            1,684,000           2,124,000
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                              $1,619,000             $958,000          $1,684,000
------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

14    Environmental Elements Corporation

Consolidated Statements of Stockholders' Investment
--------------------------------------------------------------------------------

                                                                                Cumulative        Retained
                                         Common      Treasury       Paid-in    Translation       Earnings
                                          Stock         Stock        Capital    Adjustment       (Deficit)        Total
------------------------------------------------------------------------------------------------------------------------
Changes in Amounts

Balance, March 31, 1996                 $69,000     $(107,000)   $27,763,000     $(136,000)   $(17,738,000)  $9,851,000
------------------------------------------------------------------------------------------------------------------------
Net loss                                     --            --             --            --      (4,015,000)  (4,015,000)
------------------------------------------------------------------------------------------------------------------------
Translation adjustment                       --            --             --        54,000              --       54,000
-----------------------------------------------------------------------------------------------------------------------
   Comprehensive loss                        --            --             --            --              --   (3,961,000)
------------------------------------------------------------------------------------------------------------------------
Issuance of common stock from treasury
under employee savings plan                  --       107,000             --            --         (61,000)      46,000
------------------------------------------------------------------------------------------------------------------------
Issuance of common stock                  1,000            --        101,000            --              --      102,000
------------------------------------------------------------------------------------------------------------------------

Balance, March 31, 1997                  70,000            --     27,864,000       (82,000)    (21,814,000)   6,038,000
------------------------------------------------------------------------------------------------------------------------
Net income                                   --            --             --            --          50,000       50,000
-----------------------------------------------------------------------------------------------------------------------
Translation adjustment                       --            --             --        (7,000)             --       (7,000)
------------------------------------------------------------------------------------------------------------------------
   Comprehensive income                      --            --             --            --              --       43,000
------------------------------------------------------------------------------------------------------------------------
Issuance of common stock                  1,000            --        183,000            --              --      184,000
------------------------------------------------------------------------------------------------------------------------

Balance, March 31, 1998                  71,000            --     28,047,000       (89,000)    (21,764,000)   6,265,000
------------------------------------------------------------------------------------------------------------------------
Net income                                   --            --             --            --       1,275,000    1,275,000
-----------------------------------------------------------------------------------------------------------------------
Translation adjustment                       --            --             --      (107,000)             --     (107,000)
------------------------------------------------------------------------------------------------------------------------
   Comprehensive income                      --            --             --            --              --    1,168,000
------------------------------------------------------------------------------------------------------------------------
Issuance of common stock                     --            --        175,000            --              --      175,000
------------------------------------------------------------------------------------------------------------------------

Balance, March 31, 1999                 $71,000           $--    $28,222,000     $(196,000)   $(20,489,000)  $7,608,000
-----------------------------------------------------------------------------------------------------------------------

Changes in Common Shares

Balance, March 31, 1996                                            6,902,322
--------------------------------------------------------------------------------
Issuance of common stock from treasury under employee savings plan    17,902
----------------------------------------------------------------------------
Issuance of common stock                                              43,122
--------------------------------------------------------------------------------

Balance, March 31, 1997                                            6,963,346
--------------------------------------------------------------------------------
Issuance of common stock under employee savings plan                  34,082
----------------------------------------------------------------------------
Issuance of common stock                                              37,331
--------------------------------------------------------------------------------

Balance, March 31, 1998                                            7,034,759
--------------------------------------------------------------------------------
Issuance of common stock under employee savings plan                  27,671
----------------------------------------------------------------------------
Issuance of common stock                                              28,275
--------------------------------------------------------------------------------

Balance, March 31, 1999                                            7,090,705
--------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

Environmental Elements Corporation   15

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
(GRAPHIC APPEARS HERE)
 Note 1   Summary of Significant
          Accounting Policies

Organization and Business
         The Company (incorporated in Delaware on March 15, 1983) designs and supplies proprietary, large-scale, custom-engineered air pollution control systems that enable customers to operate their facilities in compliance with regulatory standards limiting particulate and gaseous emissions.

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

Cash and Cash Equivalents
         Cash equivalents consist primarily of investments in short-term, highly liquid securities having an original maturity of three months or less at the time of acquisition. Cash and cash equivalents are stated at cost plus accrued interest, which approximates market value. As of March 31, 1999 and 1998, $938,000 and $958,000, respectively, of repurchase agreements were included in this caption.

Accounts and Retainages Receivable
         As of March 31, 1999 and 1998, accounts and retainages receivable, net of allowance for doubtful accounts, include current accounts receivable of $7,713,000 and $8,664,000, respectively, and current retainages of $1,728,000 and $1,045,000, respectively. All non-current retainages as of March 31, 1999 become due after fiscal 2000, based on applicable contract terms.

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

         Unbilled contract costs and fees represent sales recognized in excess of amounts billed. All unbilled contract costs and fees are expected to be collected within the next fiscal year. Billings in excess of contract costs and fees represent billings in excess of sales recognized.

         The Company provides for warranty expenses on contracts based on estimates which take into account historical experience. Warranty expenses and related accruals are included in cost of sales and in accrued and other current liabilities, respectively, in the accompanying consolidated financial statements.

Inventories
         Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories consist principally of purchased and fabricated parts held for use in contracts and as spare parts.

Other Assets
         In December 1995, the Company made a strategic investment in an international joint venture. Certain costs incurred to establish licenses and acquire plant designs, equipment and other assets have been recorded as other assets and are being amortized over the life of the related equipment and agreements of five to 12 years. As of March 31, 1999 and 1998, the unamortized costs related to the joint venture included in other assets totaled approximately $577,000 and $767,000, respectively.

Property and Equipment
         Major improvements are capitalized at cost, while replacements and maintenance and repairs which do not improve or extend the life of the affected assets are charged to expense as incurred. Depreciation and amortization of property and equipment is computed on the straight-line method over estimated useful lives, or with respect to leasehold improvements, over the term of the lease if shorter. Useful lives range from three to 40 years by major asset class.

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

Fair Value of Financial Instruments
         The Company determines fair value of their financial instruments held based on quoted market values, where applicable, or discounted cash flow analysis. As of March 31, 1999 and 1998, the carrying value of its financial instruments approximates fair value.

New Accounting Standards
         During fiscal year 1999, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," (SFAS No. 130). This Statement establishes standards for reporting and display of comprehensive income and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company presents its comprehensive income in the Statement of Stockholders' Investment.

         Also during fiscal year 1999, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," (SFAS No. 131). The Statement establishes standards for the way that public companies report information about operating segments in their financial statements, and also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company does not allocate resources and assess performance based on separate operating segments. Therefore, the Company has determined that it currently does not have reportable segments. Rather, the Company's resources are allocated based on specific project needs, regardless of product, service or geographic area. Sales by geographic area for the current and two prior fiscal years were as follows:

         (in thousands)         1999       1998       1997
         --------------------------------------------------
         Geographic Area:
         United States       $61,125    $47,320    $38,206
         -------------------------------------------------
         Canada                4,011      2,686      7,906
         -------------------------------------------------
         Other international   2,893      2,606      1,542
         -------------------------------------------------
         Total               $68,029    $52,612    $47,654
         =================================================

         As of March 31, 1999, approximately 56% of the Company's accounts and retainages receivable were due from companies in the power industry and 23% were due from companies in the pulp and paper industry. Three customers accounted for 56% of the Company's sales in fiscal 1999; no customer accounted for more than 10% of the Company's sales in fiscal 1998; and three customers accounted for 33% of the Company's sales in fiscal 1997.

         In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits." This statement revises the disclosures that employers are required to make regarding pension and postretirement benefit plans. This statement is effective for fiscal years beginning after December 15, 1997. Management has restated benefit disclosures to be in compliance with the requirements of this statement.

(GRAPHIC APPEARS HERE)
 Note 2   Earnings Per Share

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

         The following illustrates the calculation of weighted average number of common equivalent shares outstanding for the years ended March 31, 1999, 1998 and 1997:

                             1999       1998       1997
        ---------------------------------------------------
         Weighted-average
         number of
         common shares     7,053,000  6,990,000  6,924,000
        ---------------------------------------------------
         Dilutive effect
         of outstanding
         stock options       139,000    108,000         --
         -------------------------------------------------
         Weighted-average
         number of common
         equivalent shares
         outstanding       7,192,000  7,098,000  6,924,000
        ---------------------------------------------------

         The dilutive effects of stock options were not provided for 1997, as these options would have an anti-dilutive effect due to the losses of the Company.

Environmental Elements Corporation   17

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
(GRAPHIC APPEARS HERE)
 Note 3   Credit Facility and Bonding Line

         The Company has a bank credit facility, amended during fiscal 1999, providing for revolving line of credit borrowings and letters of credit issuances of up to $12,000,000. Under the credit facility, interest accrues at the bank's prime rate plus 1/2%. As of March 31, 1999 and 1998, the rate in effect was 8.25% and 9.0%, respectively. At March 31, 1999 and 1998 borrowings of $6,100,000 and $5,200,000 were outstanding, respectively. Additionally, $3,546,000 and $2,464,000 of letters of credit were also outstanding at March 31, 1999 and 1998, respectively. The credit facility expires on July 1, 2000 and is secured by certain assets of the Company.

         During fiscal years 1999, 1998 and 1997, the maximum borrowings under lines of credit totaled $6,100,000, $5,200,000 and $5,500,000, respectively. Average borrowings during such years were $3,010,000, $3,808,000 and $3,615,000, and the weighted average interest rates on such borrowings were 8.82%, 9.0% and 8.75%, in fiscal years 1999, 1998 and 1997, respectively. Interest expense for the fiscal years 1999, 1998 and 1997 was $265,000, $339,000 and $315,000, respectively. Under the provisions of the credit facility, the Company must comply with certain financial and other covenants including tangible net worth and current ratio calculations among other restrictions. At March 31, 1999, the Company was in compliance with these covenants.

         On May 14, 1999, the Company entered into a contract with its corporate insurance providers to provide performance and payment bonds to the Company under which the providers extended an $80 million uncollateralized bonding line.

(GRAPHIC APPEARS HERE)
 Note 4   Income Taxes

         As of March 31, 1999, the Company had available, for federal tax purposes, an estimated federal income tax net operating loss carryforward of approximately $20,310,000 to offset future taxable income. The carryforwards will expire between 2008 and 2012. As of March 31, 1999, the Company also had an alternative minimum tax credit carryforward of approximately $532,000 which has no expiration date. As of March 31, 1999 and 1998, the Company had alternative minimum tax net operating loss carryforwards of approximately $20,526,000 and $21,674,000, respectively.

         The reconciliation of the provision for income taxes computed at statutory rates to the provision for income taxes provided on income
         (loss) from continuing operations is not material. The provision for fiscal 1999 related to state taxes not offset by net operating loss carryforwards. Federal taxes at the statutory rate were offset by equal reductions/increases to the valuation reserve. The Company has maintained a valuation reserve for the tax loss carryforwards since their recovery is dependent on profitable future operations.

         The significant components of the deferred tax asset
         (liability), stated by source of the difference between financial accounting and tax basis as of March 31, 1999 and 1998 are as follows:

                                      1999          1998
        ---------------------------------------------------
         Operating loss
         carryforward
         and tax credits          $8,406,000    $9,009,000
        ---------------------------------------------------
         Reserves, accrued
         liabilities and other       304,000       487,000
         -------------------------------------------------
         Valuation allowance      (8,625,000)   (9,450,000)
         Property, plant,
         equipment and other        (285,000)     (246,000)
         Net deferred income
         tax liability             $(200,000)    $(200,000)
        ---------------------------------------------------
(GRAPHIC APPEARS HERE)
 Note 5   Employee Benefit Plans

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

         Pension expense for the years ended March 31, 1999, 1998 and 1997 consisted of:

                               1999        1998       1997
        ---------------------------------------------------
         Service           $369,000    $330,000   $360,000
        ---------------------------------------------------
         Net amortization
         and deferral       793,000     490,000    122,000
         -------------------------------------------------
         Interest cost      738,000     688,000    644,000
         -------------------------------------------------
         Actual return
         on assets       (1,454,000) (1,119,000)  (733,000)
         --------------------------------------------------
         Net pension
         expense           $446,000    $389,000   $393,000
        ---------------------------------------------------

18    Environmental Elements Corporation

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         The funded status of the Plan as of the most recent actuarial valuations was:

                                            12/31/98    12/31/97
--------------------------------------------------------------------------------
         Actuarial present value
         of benefit obligations:
         Accumulated benefit
         obligation, including
         vested benefits of
         $11,081,000 and
         $9,025,000 in 1999 and
         1998, respectively        $11,514,000  $9,254,000
--------------------------------------------------------------------------------
         Projected benefit
         obligation for services
         rendered to date          $12,534,000  $9,558,000
--------------------------------------------------------------------------------
         Plan assets, consisting
         primarily of fixed income
         investments, at fair value 11,299,000   9,714,000
--------------------------------------------------------------------------------
         Plan assets in excess of
         (or less than) projected
         benefit obligation         (1,235,000)    156,000
--------------------------------------------------------------------------------
         Unrecognized net loss
         from past experience
         different from that
         assumed and changes
         in assumptions              2,319,000     695,000
--------------------------------------------------------------------------------
         Prior service cost
         not yet recognized in
         net periodic cost             214,000     262,000
         Prepaid pension cost       $1,298,000  $1,113,000
--------------------------------------------------------------------------------
         For purposes of determining the actuarial present value of the projected benefit obligation, weighted average discount rates of 6.5% and 7.75% were used in 1999 and 1998, respectively. Rates of increase in future compensation levels between 3.5% and 6.5%, and an 8% expected long-term rate of return on plan assets were assumed.

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

         The obligation for post-employment benefits as of March 31, 1999 was:

         Obligation as of March 31, 1998          $325,000
--------------------------------------------------------------------------------
         Service cost                               74,000
--------------------------------------------------------------------------------
         Paid during current year                  (70,000)
--------------------------------------------------------------------------------
         Interest cost                             (16,000)
--------------------------------------------------------------------------------
         Obligation as of March 31, 1999          $313,000
--------------------------------------------------------------------------------
Savings Plan
         The Company's Retirement Savings Plan (the "Savings Plan") is qualified under sections 401(a) and 401(k) of the Internal Revenue Code. All employees of the Company are eligible to participate in the Savings Plan upon completion of six months of employment. Under the Savings Plan's salary deferral provisions, participating employees may elect to defer specified portions of their compensation. Elective contributions made by employees are fully vested at all times. The Company makes matching contributions in the form of shares of common stock at the rate of 50% of the first 3% of each participant's compensation which is deferred for each calendar year. Employees fully vest in Company contributions after the completion of five years of service. Contributions by the Company were $98,000, $90,000 and $83,000, in 1999, 1998 and 1997, respectively.

Stock Option Plan
         During fiscal year 1999, the Company adopted a new stock option plan, "1998 Stock Option Plan," which authorizes the granting of options to purchase up to an aggregate of 300,000 shares of common stock at prices not less than fair market value at the date of grant. The previous stock option plan, "Employee Stock Option Plan," had an aggregate of 650,000 shares. Options issued prior to 1995 could not be exercised during the first year after grant, and generally thereafter 20% of the options granted become exercisable on each of the first through fifth anniversaries of grant. For options granted after 1995, 20% are exercisable immediately along with 20% on each of the four anniversaries. Options granted expire between five and ten years from the date of grant. As of March 31, 1999, the weighted average exercise price for outstanding options was $3.24 per share and expiration dates ranged from December 21, 1999 to March 18, 2009. The options price range per share is $2.13 to $5.38.

         The Company applies APB Opinion 25 and related interpretations in accounting for its plan. Accordingly, no compensation expense has been recognized for its stock option plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under that

Environmental Elements Corporation   19

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
         plan consistent with the method of FASB Statement 123, the Company's net income (loss) and earnings per share would have been reduced to the pro forma amounts indicated below:

--------------------------------------------------------------------------------
         Years ended March 31,          1999      1998        1997
--------------------------------------------------------------------------------
         Net income
         (loss):
--------------------------------------------------------------------------------
         As reported                $1,275,000   $50,000   $(4,015,000)
--------------------------------------------------------------------------------
         Pro forma                  $1,126,000  $(41,000)  $(4,106,000)
--------------------------------------------------------------------------------
         Basic earnings
         per share:
         As reported                     $0.18     $0.01        $(0.58)
--------------------------------------------------------------------------------
         Pro forma                       $0.16    $(0.01)       $(0.59)
--------------------------------------------------------------------------------
         Diluted earnings
         per share:
         As reported                     $0.18     $0.01        $(0.58)
--------------------------------------------------------------------------------
         Pro forma                       $0.16    $(0.01)       $(0.59)
--------------------------------------------------------------------------------

         Options were assumed to be exercised upon vesting for the purposes of this valuation. Adjustments are made for options forfeited prior to vesting.

         Changes in outstanding stock options during the year were as follows:

         Years ended March 31,1999       1998         1997
--------------------------------------------------------------------------------
         Outstanding,
         beginning of year 571,000      431,000    515,000
--------------------------------------------------------------------------------
         Granted           271,000      140,000    181,000
--------------------------------------------------------------------------------
         Exercised          (1,000)          --    (11,000)
--------------------------------------------------------------------------------
         Canceled          (47,000)          --   (254,000)
--------------------------------------------------------------------------------
         Outstanding,
         end of year       794,000      571,000    431,000
--------------------------------------------------------------------------------

         There were options for a total of 425,000 shares exercisable as of March 31, 1999 at a weighted average price of $3.49 per share.

         The weighted average fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model. The following key assumptions were used in the Black-Scholes option pricing model:

         Years ended March 31,1999       1998         1997
--------------------------------------------------------------------------------
         Risk-free
         interest rate           4.5%       6.5%         6.0%
--------------------------------------------------------------------------------
         Expected life           5 years    5 years      5 years
--------------------------------------------------------------------------------
         Volatility             41%        58%          61%
--------------------------------------------------------------------------------

(GRAPHIC APPEARS HERE)

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

         Future payments under the office building lease are $445,000 per year through 2001, and total, with bargain renewal options, $6,403,000. Of this amount, $4,186,000 represents imputed interest and the balance of $2,217,000 as of March 31, 1999 is included in the consolidated financial statements as a current liability ($254,000) and a long-term capital lease obligation ($1,963,000).

         The Company subleases a portion of building office space to tenants. The rental income and related costs are included in operating income
         (loss) in the accompanying Consolidated Financial Statements. For the years ended March 31, 1999, 1998 and 1997 rental income totaled $585,000, $401,000 and $375,000, respectively, and building and related costs totaled $747,000, $803,000 and $1,006,000, respectively. The future rentals on the subleases are $616,000, $522,000, $404,000 and $195,000 for fiscal 2000, 2001, 2002 and 2003, respectively.

         The Company and certain subsidiaries use office facilities and equipment under operating leases. Rent expense for the years ended March 31,1999, 1998 and 1997 totaled $231,000, $187,000 and $191,000, respectively.

Litigation
         The Company is, from time to time, a party to various legal actions arising in the ordinary course of its business, some of which may involve claims for substantial sums. In management's opinion, the resolution of these matters will not have a material adverse effect on the Company's financial position.

(GRAPHIC APPEARS HERE)
 Note 7   Restructuring Charges

         During fiscal year 1997, the Company identified additional costs of $2.2 million in excess of the amount recorded as a restructuring charge in fiscal year 1996, related to a series of actions the Company began in fiscal year 1996, which included the relocation of its aftermarket operations to Baltimore, the de-emphasis of direct hire fabrication and construction activities and a corresponding emphasis on its aftermarket parts, services and materials business and the closing of its office in the United Kingdom. Accordingly, the

20    Environmental Elements Corporation

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         Company recorded a restructuring charge of $2.2 million during fiscal year 1997 which represents the excess of expected final costs (related primarily to loss on disposition of property and cessation of operations) over costs estimated in fiscal year 1996. The sale and final disposition of facilities and equipment was completed during fiscal year 1998.

(GRAPHIC APPEARS HERE)
 Note 8   Supplemental Cash Flow Information

         In non-cash financing transactions, the Company issued 27,671, and 34,082 shares in fiscal 1999 and 1998, respectively, as matching contributions under its Savings Plan. In addition, the Company issued 27,275 and 37,331 shares in fiscal 1999 and 1998, respectively, as compensation to its outside directors.

         Amounts paid for interest during the years ended March 31, 1999, 1998 and 1997, were $623,000, $460,000 and $615,000, respectively. Amounts paid for income taxes in fiscal year 1999, 1998 and 1997 were $16,000, $10,000 and $14,000, respectively.

(GRAPHIC APPEARS HERE)
 Note 9   Quarterly and Selected Financial
          Data [Unaudited]

         See table below.

Quarterly and Selected Financial Data [Unaudited]
----------------------------------------------------------------------------------------------------------------------
Fiscal year 1999 quarters ended                     3/31/99            12/31/98            9/30/98            6/30/98
----------------------------------------------------------------------------------------------------------------------
Sales                                            $13,731,000         $16,998,000        $20,757,000        $16,543,000
----------------------------------------------------------------------------------------------------------------------
Gross profit                                       2,423,000           2,275,000          2,293,000          2,078,000
----------------------------------------------------------------------------------------------------------------------
Net income                                          $371,000            $351,000           $346,000           $207,000
----------------------------------------------------------------------------------------------------------------------
Diluted net income per share(1)                      $   .05             $   .05            $   .05            $   .03
----------------------------------------------------------------------------------------------------------------------

Stock price
High                                                  $4.438              $4.375             $3.875             $5.688
----------------------------------------------------------------------------------------------------------------------
Low                                                   $2.938              $2.438             $2.563             $3.313
----------------------------------------------------------------------------------------------------------------------
Fiscal year 1998 quarters ended                     3/31/98            12/31/97            9/30/97            6/30/97
----------------------------------------------------------------------------------------------------------------------
Sales                                            $14,846,000         $12,386,000        $11,456,000        $13,924,000
----------------------------------------------------------------------------------------------------------------------
Gross profit                                       1,788,000           1,806,000          1,733,000          1,757,000
Net income (loss)                                   $153,000           $(145,000)           $28,000            $14,000
Diluted net income (loss) per share(1)                $ 0.02             $ (0.02)             --                 --
----------------------------------------------------------------------------------------------------------------------

Stock price
High                                                  $6.688              $3.938             $2.750             $2.938
----------------------------------------------------------------------------------------------------------------------
Low                                                   $3.438              $2.188             $2.125             $2.000
----------------------------------------------------------------------------------------------------------------------

(1) Due to rounding, the accumulation of the quarterly results may not equal year-end totals.

Environmental Elements Corporation   21

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

         The financial statements have been audited by Arthur Andersen LLP, independent public accountants, for each of the three years in the period ended March 31, 1999.

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

                       /s/ E. H. Verdery                /s/ J.B. Sinclair
                       -----------------                -----------------
                         E. H. Verdery                    J. B. Sinclair
                         Chairman of the Board and       Chief Financial Officer
                         Chief Executive Officer

22    Environmental Elements Corporation

Report of Independent Public Accountants
--------------------------------------------------------------------------------

         To the Board of Directors and Shareholders of Environmental Elements
         Corporation:

         We have audited the accompanying consolidated balance sheets of Environmental Elements Corporation (a Delaware corporation) and subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' investment and cash flows for the years in the period ended March 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Environmental Elements Corporation and subsidiaries as of March 31, 1999 and 1998, and the results of their operations and their cash flows for the years ended March 31, 1999, 1998 and 1997 in conformity with generally accepted accounting principles.

                                                   /s/ Arthur Andersen LLP
                                                   -----------------------

         Baltimore, Maryland
         May 14, 1999

Environmental Elements Corporation   23

Selected Consolidated Financial Data
------------------------------------------------------------------------------------------------------------------------
For the years ended March 31,                       1999            1998           1997          1996         1995
------------------------------------------------------------------------------------------------------------------------

Consolidated statements of operations data

Sales                                             $68,029,000     $52,612,000    $47,654,000   $61,214,000  $77,923,000
Cost of sales                                      58,960,000      45,528,000     41,023,000    54,593,000   69,100,000
------------------------------------------------------------------------------------------------------------------------
   Gross profit                                     9,069,000       7,084,000      6,631,000     6,621,000    8,823,000
------------------------------------------------------------------------------------------------------------------------

Selling, general and administration expenses        7,183,000       6,373,000      7,807,000     9,024,000   10,679,000
Restructuring charge                                       --              --      2,215,000       951,000           --
------------------------------------------------------------------------------------------------------------------------
                                                    7,183,000       6,373,000     10,022,000     9,975,000   10,679,000
------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                          1,886,000         711,000     (3,391,000)   (3,354,000)  (1,856,000)
------------------------------------------------------------------------------------------------------------------------

Interest and other expense, net                      (572,000)       (661,000)      (624,000)     (501,000)    (179,000)
------------------------------------------------------------------------------------------------------------------------
   Income (loss) from continuing
   operations before income taxes                   1,314,000          50,000     (4,015,000)   (3,855,000)  (2,035,000)
------------------------------------------------------------------------------------------------------------------------

Provision for income taxes                             39,000              --             --            --       33,000
------------------------------------------------------------------------------------------------------------------------
   Income (loss) from continuing  operations        1,275,000          50,000     (4,015,000)   (3,855,000)  (2,068,000)
------------------------------------------------------------------------------------------------------------------------

Net effect of discontinued operations                      --              --             --       351,000    2,105,000
------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                               $1,275,000         $50,000    $(4,015,000)  $(3,504,000)     $37,000
------------------------------------------------------------------------------------------------------------------------

Diluted earnings per share:
   From continuing operations                          $ 0.18          $ 0.01         $(0.58)       $(0.56)      $(0.30)
-------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                   $ 0.18          $ 0.01         $(0.58)       $(0.51)      $ 0.01
-------------------------------------------------------------------------------------------------------------------------

Weighted average common shares outstanding:
   Basic                                            7,053,000       6,990,000      6,924,000     6,880,000    6,869,000
-------------------------------------------------------------------------------------------------------------------------
   Diluted                                          7,192,000       7,098,000      6,924,000     6,880,000    6,869,000
------------------------------------------------------------------------------------------------------------------------


Balance sheet data
Working capital                                    $9,562,000      $7,050,000     $1,559,000    $3,267,000   $7,670,000
------------------------------------------------------------------------------------------------------------------------
Total assets                                       33,180,000      34,362,000     25,407,000    30,179,000   45,234,000
------------------------------------------------------------------------------------------------------------------------
Short-term debt                                            --              --      2,798,000       195,000    1,044,000
------------------------------------------------------------------------------------------------------------------------
Long-term debt                                      8,063,000       7,417,000      2,449,000     2,662,000    2,858,000
------------------------------------------------------------------------------------------------------------------------
Stockholders' investment                           $7,608,000      $6,265,000     $6,038,000    $9,851,000  $13,333,000
------------------------------------------------------------------------------------------------------------------------

24    Environmental Elements Corporation

Board of Directors

E. H. Verdery                 Barry Koh
Chairman and                  President
Chief Executive Officer       B. Koh & Associates, Inc.
Environmental Elements

Richard E. Hug                James S. Potts
Chairman Emeritus             Vice President
Environmental Elements        Potomac Electric Power Company

F. Bradford Smith             Samuel T. Woodside
Former Chairman and           President and
Chief Executive Officer       Chief Executive Officer
Environmental Elements        Energy Controls International

John C. Nichols
Corporate Secretary
Environmental Elements

General Information

Information and Customer Service

Power, Industrial, Repair and Rebuild Projects
Environmental Elements Corporation
3700 Koppers Street
Baltimore, Maryland 21227
Phone    410-368-7000
         800-333-4331

Spare and Replacement Parts (all OEMs)
Phone    800-PART-EEC

Technical Field Services and Telephone Help Line
Phone    800-928-HELP

Investor Information

Corporate Address             Secretary
3700 Koppers Street           John C. Nichols
Baltimore, Maryland 21227     3700 Koppers Street
410-368-7000                  Baltimore, Maryland 21227
                              410-368-7384

Transfer Agent and Registrar

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

Senior Management

E. H. Verdery
Chairman and
Chief Executive Officer

S. Michael Dunseith
Executive Vice President and
Chief Operating Officer

James B. Sinclair
Senior Vice President
and Chief Financial Officer

Neil R. Davis
Senior Vice President
Operations

Robert W. Tisone
Senior Vice President
Technology and Product Management

Common Stock

The Common Stock of the Company trades on the New York Stock Exchange under the symbol "EEC." A substantial number of the Company's shares are held in nominee accounts at banks and brokerage firms. These accounts, which include most mutual funds and other institutional investments, are cumulatively represented by one "of record" depository account. There were 231 shareholders of record as of March 31, 1999.

Investor Relations

To obtain, without cost, a copy of the annual report filed with the Securities & Exchange Commission on Form 10-K or other information on the Company, copies of earnings press releases and 10-Q filings, or for investment analyst inquiries, please contact Lisa A. Morris, Investor Relations Administrator, at 410-368-7092.

Certain of the statements included in this annual report are forward-looking statements. These statements involve risks and uncertainties that could cause the actual results to differ from those expressed in or implied by such statements. These factors include the loss of bookings, increased competition, changes in environmental regulations and other factors. Information on factors that could affect the Company's financial results is set forth in the Company's filings with the Securities and Exchange Commission including the recently filed report on Form 10-K for the Company's fiscal year ended March 31, 1999.

Environmental Elements Corporation  25

                             (GRAPHIC APPEARS HERE)
                                 Environmental
                                    Elements
                                  Corporation

                 3700 Koppers Street o Baltimore, Maryland 21227
                           410-368-7000 o www.eec1.com

                            PRINTED ON RECYCLED PAPER